As filed with the Securities and Exchange Commission on August 15, 2005

Registration No. 333-115057

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1

ON

FORM S-1

TO

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

APPLIED IMAGING CORP.

(Exact name of registrant as specified in its charter)

Delaware	3841	77-0120490
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

120 Baytech Drive

San Jose, CA 95134

(408) 719-6400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robin Stracey

President and Chief Executive Officer

120 Baytech Drive

San Jose, California 95134-2302

(408) 719-6400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

David J. Saul, Esq.

Evan Y. Ng, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Explanatory Notes

This registration statement relates to the public offering of up to 968,750 shares of our common stock under this prospectus by the selling stockholders identified in this prospectus. The shares offered were previously registered by a registration statement on Form S-3, Securities and Exchange Commission File No. 333-115057. This post-effective amendment to the previously filed registration statement is filed solely to re-register those shares by a registration statement on Form S-1.

On May 19, 2005, Applied Imaging Corp. implemented a one for four reverse stock split. Applied Imaging had 19,136,159 common shares outstanding before the reverse stock split and had 4,784,012 common shares outstanding after the reverse stock split. Unless the context otherwise indicates, all share and per share common stock information in this registration statement reflects the impact of the reverse stock split.

PROSPECTUS

968,750 Shares

APPLIED IMAGING CORP.

Common Stock

This prospectus relates to the public offering, which is not being underwritten, of up to 968,750 shares of our common stock under this prospectus by the selling stockholders identified in this prospectus. The selling stockholders may sell these shares from time to time on or off The NASDAQ SmallCap Market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. We issued these shares of our common stock to the selling stockholder in a private transaction in 2004.

For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 55. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our common stock is listed on The NASDAQ SmallCap Market under the symbol “AICX.” On August 11, 2005, the last sale price of our common stock was $2.09 per share. Our principal executive office is located at 120 Baytech Drive, San Jose, California 95134. Our telephone number is (408) 719-6400.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “ RISK FACTORS” BEGINNING ON PAGE 1.

The Securities and Exchange Commission may take the view that, under certain circumstances, the selling stockholders and any broker-dealers or agents that participate with the selling stockholder in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended. Commissions, discounts or concessions received by any such broker-dealer or agent may be deemed to be underwriting commissions under the Securities Act.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 15, 2005

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Except where the context requires otherwise, in this prospectus the “Company,” “Applied Imaging,” “we,” “us” and “our” refer to Applied Imaging Corp., a Delaware corporation, and, where appropriate, its subsidiaries.

Ariol®, CytoTalk®, CytoVision®, Genus®, PowerGene®, QUIPS® and RxFISH® are registered trademarks of our company. Other service marks, trademarks and trade names referred to in this prospectus, such as Gleevec and RosetteSep, are the property of their respective owners.

-i-

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Our business, prospects, financial condition or operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently deem immaterial. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

We may have to raise additional funds in the near term to continue operations as currently conducted, or sell the Company. The terms of either transaction may not be favorable to our stockholders.

We believe that our current cash balances may be insufficient to fund planned expenditures. This raises substantial doubt about our ability to continue as a going concern. During 2005, we may have to raise additional funds through the issuance of equity or debt securities, or a combination thereof, in the public or private markets in order to continue operations, or sell the Company. Additional financing and merger opportunities may be unavailable, or if available, may be on unfavorable terms. The availability of financing or merger opportunities will depend, in part, on market conditions, and the outlook for our company. Any future equity financing would result in substantial dilution to our stockholders. If we raise additional funds by issuing debt, we may subject the Company to limitations on operations, through debt covenants or other restrictions. If adequate and acceptable financing is unavailable, we may have to delay development or commercialization of certain of our products or license to third parties the rights to commercialize certain of our products or technologies that we would otherwise seek to commercialize. We may also reduce our marketing, customer support or other resources devoted to our products. Any of these options could reduce our sales growth and result in continued net losses.

Due to the failure to meet continued listing standards, we may be delisted from The NASDAQ SmallCap Market, which could adversely affect our stock price and our ability to raise capital.

We have failed to comply with the continued listing standards of The NASDAQ SmallCap Market. Nasdaq has conditioned continued listing on our ability to timely file all our periodic reports for all reporting periods through December 31, 2005. While it is our intent to make timely filings of all periodic reports for all reporting periods ending on or before December 31, 2005, we may not complete our filings on a timely basis. If we are unable to comply with the conditions specified by Nasdaq, our shares could be delisted from The NASDAQ SmallCap Market.

If delisted, our stock may be quoted using the Pink Sheets, LLC or other similar market. A delisting from The NASDAQ SmallCap Market may adversely impact our stock price, as well as our liquidity and the ability of our stockholders to purchase and sell their shares in an orderly manner, or at all. Furthermore, a delisting of our shares from The NASDAQ SmallCap Market could damage our general business reputation and impair our ability to raise additional funds. Any of the foregoing events could have a material adverse effect on our business, financial condition and operating results.

Our internal controls and procedures for financial reporting may not ensure that our public filings include timely and reliable financial information.

In March 2005, we restated our consolidated financial statements for the years ended December 31, 2003 and 2002 and for the quarters ended March 31, 2004 and June 30, 2004 to reflect adjustments to our previously reported financial information described below. The adjustments arose out of an investigation by our Audit Committee, as reported in our Form 8-K filed with the SEC on November 15, 2004. Due to the then active investigation, we were unable to timely file the Form 10-Q for the quarter ended September 30, 2004 or to announce our financial results for that period.

Through the investigation, our Audit Committee determined that we had incorrectly recorded revenue on sales contracts that included commitments for as yet undeveloped software upgrade applications for which vendor specific objective evidence, or VSOE, for the fair value had not yet been established. The Audit Committee further determined that we had incorrectly recorded revenue on certain sales contracts upon shipment rather than recording revenue when customer acceptance criteria had been met. On certain other transactions involving a third party financing company, we had recorded revenue upon shipment of sales before meeting all the revenue recognition criteria. In addition, the Audit Committee determined that we had incorrectly recorded revenue on certain transactions where additional revenue on extended warranty/post customer support (software maintenance and service) arrangements were inappropriately recognized resulting in incorrect revenue being recognized and/or deferred at the time of product shipment.

As part of the Audit Committee’s investigation, the Audit Committee evaluated the effectiveness of certain internal controls and procedures. The Audit Committee concluded that material weaknesses existed in a number of areas in our system of internal controls and procedures as of the date of the initial filing of our December 31, 2003 Form 10-K. As a result of their evaluation, the Audit Committee has directed management to implement measures designed to reasonably ensure that information required to be disclosed in our periodic reports is complete, recorded, processed, summarized accurately and reported timely. While we have implemented most of these measures, we cannot assure you that these additional measures will reasonably ensure that information we are required to disclose in reports that we file with the SEC is complete, recorded, processed, summarized accurately and reported within the time periods specified in Securities and Exchange Commission rules and forms. The effectiveness of our controls and procedures is limited by a variety of factors including:

•	faulty human judgment and simple error, omissions or mistakes;

•	fraudulent action of an individual or collusion of two or more people;

•	inappropriate management override of procedures; and

•	the possibility that our enhanced controls and procedures may still be inadequate to assure timely and accurate information.

If we fail to maintain effective internal controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information, and be subject to delisting and/or civil and criminal sanctions.

We are currently engaged in a tax dispute, the result of which could materially harm our operations.

In September 2004, the Inland Revenue, the UK taxing authority, notified us that it disputed the valuation we applied to our Cytogenetics technology that we transferred from our UK subsidiary to our US parent entity, a transaction which occurred in 2000. The Inland Revenue claimed that such valuation understated the fair value of the transferred assets. We originally valued the assets at £1.8 million ($3.5 million). The Inland Revenue has indicated that it believes the value of the assets should have been £4.0 million ($7.7 million), which would result in us owing tax of approximately £0.6 million ($1.1 million). We plan to have further discussions with the Inland Revenue to support our original valuation of the transferred assets. A final adverse determination would require us to pay additional tax, interest and penalties, which could significantly harm our operations.

We have a history of operating losses and may never achieve profitability.

We have not been profitable on a fiscal year basis since our inception in 1986. We incurred net losses of $2.8 million in 2003 and $3.3 million in 2004, and $0.9 million in the first six months of 2005. As of June 30, 2005, we had an accumulated deficit of $50.2 million. We will continue to incur significant costs as we continue our efforts to develop and market our current systems and related applications. If we do achieve profitability in any period, we may be unable to sustain or increase our profitability on a quarterly or annual basis.

We expect quarterly revenue and operating results to vary significantly in future periods, which could cause our stock price to fluctuate. If our operating results are below expectations, our stock price could drop.

We have experienced significant fluctuations in our quarterly operating results, and we expect to continue to experience fluctuations in the future. Our customers, who are primarily public and private clinical laboratories, research organizations and hospitals, generally operate on annual budgets. Their budgeting cycles and spending practices affect our revenues. Factors that may have an influence on our operating results in any particular quarter include:

•	demand for our products;

•	seasonality of our sales;

•	one time accounting, tax, consulting and other professional fees including costs associated with our recent restatement and going forward, costs associated with Sarbanes-Oxley Section 404 compliance;

•	new product introductions by us or our competitors, and the costs and time required for a transition to the new products;

•	delays in the timing of introduction of new products, systems or applications due to longer research and development cycles than anticipated;

•	changes in the amount of reimbursement to our customers by insurance companies and other third parties for tests conducted on our systems;

•	timing of orders and shipments for capital equipment sales;

•	our mix of sales between our distributors and our direct sales force;

•	competition, including pricing pressures;

•	timing and amount of research and development expenses, including clinical and pre-clinical trial-related expenditures;

•	foreign currency fluctuations; and

•	delays between our incurrence of expenses to develop new products, including expenses related to marketing and service capabilities, and the timing of sales and payments received for the new products.

In addition, because we develop applications for our imaging systems, a delay in the release of a system would result in the delay of applications for the system.

It is possible in the future that our operating results will be below the expectations of public market analysts and investors. If our operating results fall below market expectations, the price of our common stock could drop significantly.

Our operating and capital expenditures are difficult to predict and can depend on a number of factors that are not entirely within our control.

The exact timing and amount of our operating and capital spending cannot be accurately determined and will depend on several factors, including:

•	market acceptance and demand for our products;

•	competing technological and market developments;

•	progress of our research and development efforts and planned clinical investigations; and

•	commercialization of products currently under development by us and our competitors.

We have expended and will continue to expend substantial amounts of money for research and development, preclinical testing, clinical investigations, working capital needs and manufacturing and marketing of our products. Our future research and development efforts, in particular, are expected to include development of additional applications for our current cytogenetic and OncoPath™ systems, as well as a system to detect circulating tumor cells which will likely require additional funds. Even though these efforts may require additional funds, because of the uncertainty regarding the timing and amount of these spending requirements, we can not guarantee that we will have adequate resources available when required.

The marketing and sale of our products requires regulatory approval and on-going certifications. Failure to obtain and maintain required regulatory approvals and certifications could prevent or delay our ability to market and sell our products and may subject us to significant regulatory fines or penalties.

The U.S. Food and Drug Administration, or FDA, regulates design, testing, manufacturing, labeling, distribution, marketing, sales and service of our products. Our products are marketed in the United States according to premarket notifications to the FDA under Section 510(k) of the Food, Drug, and Cosmetic Act.

Unless an exemption applies, each medical device that we wish to market in the United States must first receive either 510(k) clearance or premarket approval from the FDA. The FDA’s 510(k) clearance process usually takes from three to 12 months, but may take longer. The premarket approval process generally takes from one to three years from the time we would file the application, but it can be significantly longer and can be significantly more expensive. Although we have obtained the necessary 510(k) clearance for our products, our 510(k) clearance can be revoked if safety or effectiveness problems develop.

We may need to seek additional regulatory approval for clearances if we modify existing products or intend to market other products under development and cannot be certain that we would obtain 510(k) clearance or premarket approval in a timely manner or at all. If the FDA requires us to seek 510(k) clearance or premarket approval for any modification to a previously cleared product, we also may be required to cease marketing or recall the modified device until we obtain such clearance or approval. Delays in obtaining clearances or approvals will adversely affect our ability to market and sell our products and may subject us to significant regulatory fines or penalties, which would result in a decline in revenue and profitability. We have in the past received, and may in the future receive, warning letters from the FDA related to improper promotion of an unapproved use of our products. As a result of such warning letters, the FDA could request that we modify our promotional materials or could subject us to regulatory enforcement actions, including injunction, seizure, civil fine and criminal penalty.

Intellectual property litigation can be costly, lead to payment of substantial damages or royalties and/or prevent us from manufacturing and selling our current and future products.

The medical diagnostic equipment industry, in general, is extremely competitive. Litigation among the participants regarding patent and other intellectual property rights is common. For example, in February 2004, we were sued by Clarient, Inc. (formerly ChromaVision Medical Systems). The lawsuit claimed that our Ariol system infringed on three Clarient patents. Clarient sought damages, as well as an injunction barring us from, among other things, making, using, or selling any device in the United States that used Clarient’s patents-in-suit. The case settled in March 2005. Whether or not intellectual property infringement claims have merit, they are time consuming and expensive to litigate and divert the attention of technical and management personnel from other work. We may be involved in other litigation to defend against claims of infringement, to enforce our patent rights or to protect our trade secrets. If any other party’s claims are upheld in any litigation or administrative proceeding, we could be prevented from exploiting the subject matter of those claims or forced to obtain licenses from the patent owners or to redesign our products or processes to avoid infringement. In the event of any infringement by us, we cannot assure you that we will be able to successfully redesign our products or processes to avoid infringement. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling our products and could require us to pay substantial damages and/or royalties and/or prevent us from manufacturing and selling our current and future products.

Our success depends, in part, on our ability to protect our intellectual property rights. We could lose sales and our competitive advantage could be harmed if we are unable to prevent infringement of our intellectual property rights.

We rely primarily on trade secret protection and on our unpatented proprietary know-how in the development and manufacturing of our products. Our trade secrets or proprietary technology could become known or be independently developed by our competitors. In addition, the patents we hold may not be broad enough to protect what we believe to be our proprietary rights. Our issued patents could also be disallowed, challenged or circumvented by our competitors.

We cannot assure you that competitors or other parties have not filed or in the future will not file applications for, or have not received or in the future will not receive, patents or obtain additional proprietary rights relating to products or processes used or proposed to be used by us. In that case, our competitive position could be harmed and we may be required to obtain licenses to patents or proprietary rights of others.

The market for medical diagnostic equipment for cancer, prenatal and other genetic tests is extremely competitive. Our competitors may succeed in developing products, and obtaining related regulatory approvals faster than us.

The medical diagnostic equipment industry is highly competitive and competition is likely to intensify. Certain of our competitors have greater financial and technical resources and production and marketing capabilities than us. We cannot assure you that these competitors will not succeed in developing technologies and products that are more effective, easier to use or less expensive than those which we are currently offering or developing, or that these competitors will not render our technology and products obsolete and noncompetitive. In addition, some of our competitors have significantly greater experience than we have in conducting clinical investigations of new diagnostic products and in obtaining FDA and other regulatory clearances and approvals of products. Accordingly, our competitors may succeed in developing and obtaining regulatory approvals for such products more rapidly than us.

We operate in a consolidating industry, which creates barriers to our market penetration.

The health care industry in recent years has been characterized by consolidation. Large hospital chains and groups of affiliated hospitals prefer to negotiate comprehensive supply contracts for all of their supply needs at once. Large suppliers can often equip an entire laboratory and offer these hospital chains and groups “one-stop shopping” for laboratory instruments, supplies and services. Larger suppliers also typically offer annual rebates to their customers based on the customer’s total volume of business with the supplier. The convenience and rebates offered by these larger suppliers are administrative and financial incentives that we do not offer our customers. The success of our future plans will depend in part on our ability to overcome these and any new barriers resulting from continued consolidation in the health care industry.

Any disruption or delay in the supply of components or custom subassemblies could require us to redesign our products or otherwise delay our ability to assemble our products, which could cause our sales to decline and result in continued net losses.

We assemble our products from a combination of (i) commodity technology components, such as computers and monitors; (ii) custom subassemblies, such as automated filter wheels; (iii) proprietary hardware for scanning microscopy; and (iv) operating systems and proprietary applications software. While we typically use components and subassemblies that are available from alternate sources, any unanticipated interruption of the supply of these components or subassemblies could require us to redesign our products or otherwise delay our ability to assemble our products, which could cause our sales to decline and result in continued net losses.

If we fail to comply with Quality System Regulations, our manufacturing operations could be delayed, and our product sales and profitability could suffer.

The FDA requires our manufacturing processes and those of our suppliers to comply with the FDA’s Quality System Regulation, or QSR, which covers the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage and shipping of our products. The FDA enforces the QSR through inspections. We were subject to a QSR inspection in December 2001 and May 2003, resulting in FDA observations to which we responded. Following our response, the FDA informed us that it did not intend to take further action. The FDA may inspect us again in the future and we cannot assure you that we would pass any future inspections. If we fail a QSR inspection, our operations could be disrupted and our manufacturing delayed. Failure to take adequate corrective action in response to a QSR inspection could force a shutdown of our manufacturing operations and a recall of our products, which would cause our product sales and profitability to suffer.

The marketing and sale of our products outside of the United States is subject to regulations, which vary from those in the United States. Failure to obtain and maintain required regulatory approvals could prevent or delay our ability to market and sell our products in international markets.

The regulatory environment for testing, manufacturing, labeling, distributing, marketing and sale of our products varies from country to country. Currently, some of our products, and modifications to these products, may be subject to pre-market approval in selected countries that are members of the European Union, or EU. Our products, and modifications to these products, are also subject to other regulatory requirements in those and other countries. Our failure to comply with applicable regulatory requirements could result in fines, injunctions, civil penalties, suspensions or loss of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.

Our products have been classified in Europe as in vitro diagnostic medical devices, or IVDs, which are regulated under a different standard than medical devices. As such, our products are subject to the requirements of the EU’s IVD Directive, or IVDD. An IVD means any medical device which is a reagent, reagent product, calibrator, control material, apparatus, kit, instrument, equipment or system, whether used alone or in combination, intended by the manufacturer to be used in vitro for the examination of samples (including blood and tissue) derived from the human body with a view to providing information on a physiological state, congenital abnormality, determine safety and compatibility with potential recipients, and monitor therapeutic measures. IVDs are specifically excluded from the provisions of the EU’s Medical Device Directive, or MDD, although IVDs are subject to equally stringent but different controls under the IVDD and other directives. If it is determined that our products are marketed as or intended to be issued as equipment that can produce therapeutic effects or alleviate the symptoms of any disability, injury or illness, the equipment may then fall within the scope of the MDD and product registration and appropriate documentation, including possible clinical trials would be required prior to commercialization. That same medical equipment, if also intended and promoted by us for use in the examination of samples derived from the human body with a view to providing information on a physiological state, state of health or disease, or congenital, abnormality, would also be regulated under the IVDD, requiring performance data, including where appropriate, analytical sensitivity, diagnostic sensitivity, analytical specificity, diagnostic specificity, accuracy, repeatability and reproducibility.

Although our products are currently regulated under the IVDD, European regulatory authorities may independently interpret our marketing and promotional claims as falling within the scope of the MDD, and require us to comply with its differing requirements, including substantiating any therapeutic claims. A redefinition could harm our marketing and sales if we were restricted from marketing or selling our products until we are able to comply with the MDD. Moreover, a member state of the EU or any other European country could adopt other laws or regulations that require approval to market and sell our products.

We depend on distributors to sell our products outside of North America. Sales efforts through our distributors may be lower than direct sales efforts.

We rely substantially on independent distributors and sales agents to market and sell our products outside of North America. We cannot assure you that distributors and agents will devote adequate resources and efforts to support on-going and future sales of our products.

Our international sales and operations are a significant portion of our business. Changes in international markets and currency fluctuations could lead to a decline in our revenues or result in continued net losses.

We have significant international operations based in the UK. As of August 1, 2005, 27 employees, constituting approximately 39% of the total number of our employees, were based outside of the United States. We generate a substantial portion of our revenues from outside of the United States. In 2004 and 2003, we derived approximately 45% and 46%, respectively, of our total revenues from our customers and distributors outside of North America. We expect that international sales will continue to account for a significant portion of our revenues.

The international nature of our business subjects us and our representatives, agents and distributors to laws and regulations of the jurisdictions in which we operate and sell our products. Changes in overseas economic conditions, currency exchange rates, foreign tax laws or tariffs or other trade regulations could have an adverse effect on our financial condition or results of operations. For example, most of our international sales are denominated in US dollars, UK pounds sterling or Euros. We do not attempt to reduce the risk of currency fluctuations by hedging. Currency fluctuations against the US dollar could substantially reduce our US dollar revenue or increase our costs. Changes in currency exchange rates could also make the products of our competitors less expensive than ours, which could result in our customers purchasing our competitors’ products instead of ours.

Export controls could prevent us from exporting our products to foreign countries or customers, which could cause our sales to decline and result in continued net losses.

Our research, investigational and clinical products are subject to regulation by US Department of Commerce export controls, primarily as they relate to the associated computers. These controls could prevent us from exporting our products to certain countries or customers, which could cause our sales to decline and result in continued net losses.

Our customers rely substantially on the availability of third-party reimbursement. Our customers’ failure to obtain sufficient reimbursement from third-party payors could cause our sales and the future growth of our business to decline.

Hospitals, physicians and other health care providers in the United States that purchase our products generally rely on third-party payors and other sources for reimbursement of health care costs to reimburse all or part of the cost of the procedures in which our products are used. If hospitals, physicians and other health care providers are unable to obtain adequate reimbursement from third-party payors for the procedures in which our products or products currently under development are intended to be used, our sales, results of operations and the future growth of our business could be adversely affected.

Market acceptance of our products and products under development in countries outside of the United States also depends on availability of reimbursement within prevailing health care payment systems in those countries. Reimbursement and health care payment systems in international markets vary significantly by country, and include both government-sponsored health care and private insurance. We cannot assure you that we will be able to obtain international reimbursement approvals in a timely manner, if at all. Failure to receive international reimbursement approvals could harm the market acceptance of our products in the international markets in which such approvals are sought.

We depend on key technical, scientific and management personnel. Any difficulty in retaining our current employees or in hiring new employees could harm our ability to maintain and build our business operations.

Our future success depends in significant part upon the continued service of key scientific, technical and management personnel, and our continuing ability to attract and retain them. Competition for these personnel is intense and we cannot assure you that we can retain our key scientific, technical and managerial personnel or that we can attract or retain other highly qualified scientific, technical and managerial personnel in the future. Our key employees include Robin Stracey, our President and Chief Executive Officer, Terence Griffin, our Chief Financial Officer, Padraig O’Kelly, our Corporate Vice President, Product Development & Manufacturing, and Diane Day, our Corporate Vice President-Regulatory, Quality and Clinical Affairs.

We have taken steps to retain our key employees, including the granting of stock options that vest over time, and have entered into employment agreements with key employees. The loss of key personnel, especially if without advance notice, or the inability to hire or retain qualified personnel, could harm our ability to maintain and build our business operations. Furthermore, we have no key man life insurance on any of our key employees.

In addition, some companies have adopted a strategy of suing or threatening to sue former employees and their new employers to discourage those employees from leaving. As we hire new employees from our current or potential competitors, we may become a party to one or more lawsuits involving our employees. Any future litigation against us or our employees, regardless of the merit or outcome, may result in substantial costs and expenses to us and may divert management’s attention away from the operation of our business.

Undetected errors or failures in our software could result in loss or delay in the market acceptance for our product, lost sales or costly litigation.

Our existing products and products under development involve one or more software components that facilitate the detection of chromosomal, genetic or protein abnormalities through the interaction of certain imaging algorithms with the sample under examination. This software, including any new versions that may be released, may contain undetected errors or failures. We cannot assure you that, despite testing by us and our customers, all errors or failures will be found in the software components of our products. Errors or failures in our software could result in loss or delay in the market acceptance for our products, lost sales or costly litigation.

A successful products liability claim brought in excess of our insurance coverage could require us to pay substantial damages and result in harm to our business reputation, our results of operations and our financial position.

The manufacture and sale of our products involve the risk of product liability claims. We cannot assure you that the coverage limits of our insurance policies will be adequate in the event we are successfully sued. We evaluate our coverage limits on a regular basis and in connection with the introduction of products currently under development.

However, liability insurance is expensive and may be unavailable on commercially reasonable terms, if at all, or insufficient to cover all eventualities. A successful claim brought against us in excess of our insurance coverage could require us to pay substantial damages and result in harm to our business reputation, and adversely effect our results of operations and our financial position.

A small number of our stockholders, together with our officers and directors, have substantial control over our stock and could delay or prevent a change in corporate control.

As of August 1, 2005, four of our stockholders who are institutions beneficially own over 42% of our outstanding common stock and our current officers and directors as a group beneficially own over 10% of our outstanding common stock. These stockholders could, to the extent they act together, have the ability to exert significant influence and control over matters requiring the approval of our stockholders. Their interests may be different from yours. Matters that typically require stockholder approval include: (i) election of directors; (ii) approval of a merger or consolidation; and (iii) approval of a sale of all or substantially all of our assets. Accordingly, you may be unable to influence any action we take or consider taking, even if it requires a stockholder vote.

Our stock price has been volatile. It will likely be volatile in the future. You could lose all or a portion of your investment.

The market prices for securities, generally, and for medical diagnostic instrument companies, in particular, including our common stock, have historically been highly volatile. Investment in our common stock is risky, and you could lose all or part of your investment. Many factors could cause the market price of our stock to fluctuate, perhaps substantially, including the announcement of:

•	an Audit Committee investigation;

•	delisting of our securities from The NASDAQ SmallCap Market;

•	our need to seek additional funding in the near future to maintain our operations as planned;

•	material weakness in our internal controls or procedures;

•	technological innovations or new products;

•	developments concerning proprietary rights, including patents and litigation matters;

•	publicity regarding actual or potential results with respect to products under development;

•	regulatory developments in the United States or other countries;

•	changes or potential changes in reimbursement rates to our customers;

•	developments in relationships with partners or distributors;

•	public concern as to the safety of new technologies;

•	changes in financial estimates by securities analysts or our failure to meet those estimates; or

•	changes in our operating results.

Any future sale of a substantial number of shares eligible for resale could depress the trading price of our stock, lower our value and make it more difficult for us to raise capital.

According to Forms 4, 13F and 13G filed by our stockholders, approximately 1,403,820, shares of our common stock and warrants (representing approximately 28% of the total shares outstanding) are held by affiliates and are therefore subject to volume limitations pursuant to Rule 144. In the event any of such stockholders ceases to be an affiliate (for example, by holding less than 10% of the shares outstanding), (i) certain of the shares held by such stockholder will be eligible for immediate resale in the public market; and (ii) pursuant to Rule 144(k), certain of such shares will no longer be subject to the manner of sale and volume limitations of Rule 144 and will be eligible for resale in the public market after 90 days from the date such stockholder ceases to be an affiliate. Any sale of a substantial number of shares may have the effect of depressing the trading price of our common stock. In addition, these sales could lower our value and make it more difficult for us to raise capital.

Our preferred shares rights plan, certificate of incorporation, bylaws and Delaware law contain provisions that could prevent or delay a takeover of Applied Imaging and negatively impact shareholder value.

On May 28, 1998, we adopted a preferred shares rights plan. The purpose of the plan is to assure fair value in the event of a future unsolicited business combination or similar transaction involving Applied Imaging. If an individual or entity accumulates or solicits a tender or exchange offer for 20% of our common stock, or 25% in the case of Special Situation Funds and its affiliates, the rights become exercisable for additional shares of our preferred stock. The intent of these rights is to encourage a potential acquirer to negotiate with our Board of Directors to increase the consideration paid for our stock. The existence of this plan, however, may deter a potential acquirer, which could negatively impact stockholder value. We also are authorized to issue 6,000,000 shares of undesignated preferred stock, which we may issue without stockholder approval and upon such terms as our Board of Directors may determine.

In addition, our basic corporate documents and Delaware law contain provisions that might enable our management to resist a takeover. Any of these provisions might discourage, delay or prevent a change in the control of Applied Imaging or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the beliefs of our management as well as assumptions made by and information currently available to our management. In addition, the words “likely,” “will,” “suggests,” “target,” “may,” “would,” “could,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “predict,” and similar expressions and their variants, as they relate to us or our management, may identify forward-looking statements. Such statements reflect our judgment as of the date of this prospectus with respect to future events, the outcome of which are subject to certain known and unknown risks and uncertainties, including the factors discussed under the caption “Risk Factors,” and those discussed elsewhere in this prospectus, which may have a significant impact on our business, operating results or financial condition. Investors are cautioned that these forward-looking statements are inherently uncertain. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those described herein. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements included in this report are based on information available to us as of the date of this report. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless we are required to do so by law.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares by the selling stockholders. All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders. If and when all of the warrants are exercised, we will, however, receive up to $1,317,500. See “Principal and Selling Stockholders” and “Plan of Distribution” described below.

DIVIDEND POLICY

We have never declared or paid any cash dividend on our capital stock. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

MARKET PRICE INFORMATION

Our common stock trades under the symbol AICX. Since February 4, 2003, our common stock has been quoted on The NASDAQ SmallCap Market. Prior to that date, our common stock had been quoted on The NASDAQ National Market since our initial public offering in November 1996. The following table shows the high and low sales prices for our common stock for the periods indicated, as reported on The NASDAQ SmallCap Market. The table retroactively reflects the one for four reverse stock split implemented on May 19, 2005.

	Common Stock Price
	High	Low
Year Ended December 31, 2003
First Quarter	$9.12	$3.20
Second Quarter	$7.80	$3.44
Third Quarter	$6.72	$4.40
Fourth Quarter	$6.40	$4.76
Year Ended December 31, 2004
First Quarter	$14.00	$5.28
Second Quarter	$7.00	$3.44
Third Quarter	$4.20	$1.76
Fourth Quarter	$3.48	$1.44
Year Ended December 31, 2005
First Quarter	$4.72	$1.80
Second Quarter	$2.72	$1.12

As of August 11, 2005, the last reported sales price of our common stock on The NASDAQ SmallCap Market was $2.09 per share, and there were approximately 118 holders of record, the number of beneficial stockholders of our common stock exceeded 3,600, and 4,784,012 shares of our common stock were issued and outstanding.

CAPITALIZATION

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following table sets forth our capitalization as of December 31, 2004:

(In thousands, except share data)
Stockholders’ equity:
Common stock, $0.001 par value; 50,000,000 shares authorized, 4,771,979 shares and 3,990,188 shares issued and outstanding at December 31, 2004 and 2003, respectively	$19
Additional paid-in capital	53,077
Accumulated deficit	(49,293)
Accumulated other comprehensive loss	(367)

Total stockholders’ equity	$3,436

Total capitalization	$3,436

The table above excludes the following shares:

*	883,456 shares of common stock subject to stock options outstanding as of December 31, 2004, with weighted average exercise price of $8.33 per share; and

*	268,179 shares of common stock available for future grant or issuance under our stock plans as of December 31, 2004.

*	Warrants to purchase 393,644 shares of common stock exercisable at prices ranging from $6.80 to $14.68 per share as of December 31, 2004.

SELECTED CONSOLIDATED FINANCIAL DATA

We present below our selected consolidated financial data. The selected consolidated statement of operations data for each of the three years in the period ended December 31, 2004, and the selected consolidated balance sheet data as of December 31, 2004 and 2003, have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this Registration Statement. The selected consolidated statement of operations data for each of the two years ended December 31, 2001 and 2000, and the selected consolidated balance sheet data as of December 31, 2002, 2001 and 2000, have been derived from our audited consolidated financial statements that are not included in this Registration Statement. The selected consolidated statement of operations data for the six months ended June 30, 2005 and 2004, and the selected consolidated balance sheet data as of June 30, 2005, have been derived from our unaudited consolidated financial statements included elsewhere in this Registration Statement. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, that management considers necessary for the fair statement of the results of those periods. You should read the selected consolidated financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included elsewhere in this Registration Statement. Our historical results are not necessarily indicative of the results to be expected in any future period.

	Year Ended December 31,					Six Months Ended June 30,
	2004	2003	2002	2001	2000	2005	2004
	(In thousands, except per share data)
	(Unaudited)
Consolidated Statement of Operations Data:
Revenues:
Product sales	$15,204	$13,095	$15,288	$13,704	$13,037	$6,954	$6,466
Software maintenance, service and grant revenues	5,436	5,864	5,360	4,583	3,652	2,848	2,720
Total revenues	20,640	18,959	20,648	18,287	16,689	9,802	9,186
Cost of revenues	8,394	8,265	8,126	7,669	7,564	4,039	3,568
Gross profit	12,246	10,694	12,522	10,618	9,125	5,763	5,618
Operating expenses:
Research and development	3,707	3,689	3,416	3,900	3,525	1,755	1,735
Sales and marketing	6,644	7,268	7,191	7,457	6,409	2,721	3,337
General and administrative	5,119	2,539	2,567	2,662	2,964	2,066	2,130
Amortization of goodwill	—	—	—	306	280	—	—
Restructuring costs	—	—	220	—	—	—	—
Total operating expenses	15,470	13,496	13,394	14,325	13,178	6,542	7,202
Operating loss	(3,224)	(2,802)	(872)	(3,707)	(4,053)	(779)	(1,584)
Other income (expense), net	(79)	6	(64)	(18)	(140)	(168)	(90)
Net loss	$(3,303)	$(2,796)	$(936)	$(3,725)	$(4,193)	$(947)	$(1,674)
Net loss per share—basic and diluted	$(0.73)	$(0.70)	$(0.24)	$(0.98)	$(1.23)	$(0.20)	$(0.39)
Shares used to calculate basic and diluted net loss per share	4,548	3,986	3,954	3,798	3,399	4,780	4,323

	December 31,					June 30,
	2004	2003	2002	2001	2000	2005
	(In thousands, except per share data)
	(Unaudited)
Balance Sheet Data:
Cash and cash equivalents	$3,927	$2,047	$2,897	$3,190	$5,345	$2,955
Restricted cash	193	178	156	245	1,667	180
Working capital	603	340	2,554	2,514	6,505	(293)
Total assets	14,032	13,888	15,778	13,877	19,442	12,404
Bank debt, non-current	—	—	—	—	500	—
Deferred revenue, non-current	1,453	801	412	396	672	429
Capital lease obligation, non-current	—	—	—	—	9	—
Accumulated deficit	(49,293)	(45,990)	(43,194)	(42,258)	(38,533)	(50,240)
Total stockholders’ equity	3,436	2,866	5,606	5,539	9,156	2,503

MANAGEMENT’S DISCUSSION AND

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our audited and condensed consolidated financial statements and the related notes that appear elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results may differ materially from those discussed in these forward-looking statements due to a number of factors, including those set forth in the section entitled “Risk Factors” and elsewhere in this prospectus.

Overview

We were incorporated in California in July 1986, and reincorporated in Delaware in October 1996. In November 1996, we completed an initial public offering of common stock that was listed on The NASDAQ National Market under the symbol AICX. On February 4, 2003, the listing of our common stock was transferred to The NASDAQ SmallCap Market. We are headquartered in San Jose, California, and have additional facilities in the UK. We are the leading supplier of automated image capture and analysis systems for the detection and characterization of chromosomes and molecular markers in genetics and cancer laboratories. Our products include systems for fluorescent and brightfield microscopy, including the Ariol, and CytoVision product families. We sell our products globally through a direct sales force, third-party distributors and independent agents or representatives. As of August 1, 2005 we employ 70 people worldwide.

We have installed over 3,000 instruments in over 1,000 laboratories in more than 60 countries.

We develop, manufacture, and market automated image capture and analysis systems for use in cytogenetic laboratories for prenatal testing and chromosomal analysis, and in pathology laboratories for cancer research and diagnostics. Our CytoVision, PowerGene and QUIPS systems are widely utilized in cytogenetics laboratories because of their ability to analyze human chromosome preparations using powerful software classification algorithms and a specialized user interface. These systems also incorporate the capability to analyze and record images produced by advanced genetic research assays that employ fluorescent in situ hybridization, or FISH, a technique to detect chromosomal changes in cells using fluorescent-tagged DNA segments, or comparative genomic hybridization, also known as CGH, techniques to measure the amount of a given genetic sequence in a cell. Our Ariol and SPOT systems, which collectively form the OncoPath product family, are used for cancer research and to assist in cancer diagnostics. The Ariol, launched in 2002, is a high-throughput system designed to automate and standardize the analysis of immunohistochemistry, or IHC, and FISH test results. The system is also designed to detect micrometastatic cancer cells that may be found in bone marrow and other clinical samples. The SPOT, also launched in 2002, automatically detects and counts fluorescent-labeled DNA probe signals in cells. This system is designed for a range of applications, one of which is to assist in the detection of specific genetic abnormalities that identify which patients may respond to new molecularly targeted therapies. For example, it can be used to automate the analysis of a fluorescent DNA probe assay that may be a factor in the selection of patients with chronic myelogenous leukemia to receive Novartis’ Gleevec therapy. We also market imaging systems designed for use in plant and animal genetic research programs.

Our customers include government and private clinical laboratories, research institutions, universities, biotech and pharmaceutical companies located in the United States, Canada, Europe, Japan and other countries.

In 2003, we applied for clearances from the FDA for three applications for the Ariol system—HER-2/neu immunohistochemistry, estrogen receptor, or ER, and progesterone receptor, or PR. These three applications were cleared by the FDA in the first quarter of 2004.

Also in 2003, we entered into several significant collaboration agreements. One agreement was with the Wellcome Trust Sanger Institute, a leading genomics research center based in the UK, to be its sole imaging development partner in the Atlas of Gene Expression project. We have the exclusive worldwide commercial rights to sell the various Ariol applications developed under the agreement. We also formed a clinical research imaging collaboration with the University of Texas M.D. Anderson Cancer Center, through which our Ariol and systems are used by the cancer center’s clinical research laboratories in ongoing research programs to more precisely characterize gene and protein expression patterns in a wide range of cancers. Additionally, we entered into a clinical research imaging collaboration with the Department of Anatomic Pathology at The Cleveland Clinic Foundation, through which our Ariol system is being used in its pathology research programs to more precisely characterize gene and protein expression patterns in a wide range of cancers.

In 2004, we introduced Ariol 2.0, which includes an expanded suite of applications for the Ariol platform. In addition to panel-based IHC analysis and tissue or cellular rare event detection, applications now include microvessel density quantification (angiogenesis), ploidy (definition), immunofluorescence, and tissue microarray. Ariol combines the ability to find targeted cancer cells using brightfield microscopy techniques, in which microscopes use white light to illuminate tissues and cells, with our decade-long experience in fluorescence microscopy imaging and analysis, in which narrow wavelengths of light are used to detect fluorescent tags that have been inserted into the cells or tissue sections being examined under a microscope. Taken together, these technologies allow pathologists using Ariol to analyze the proteins on or within a cell while simultaneously assessing which genes within that cell have been activated or expressed. Both protein and gene expression data are emerging as required parameters when assessing the precise nature of a given tumor or cancer cell. Gene and protein expression data are increasingly being used to select the most effective cancer therapies for individual patients.

Also in 2004, we formed a new wholly-owned subsidiary, CTC, Inc., to develop and commercialize a system for the detection, quantification and characterization of tumor cells in circulating blood. The system in development leverages Ariol’s well established rare cell detection capabilities.

Our operating results have fluctuated significantly in the past on an annual and quarterly basis. We expect that operating results will fluctuate significantly from quarter to quarter and year to year in the future and will depend on a number of factors. These factors include, but are not limited to, demand for our products, release and acceptance of new systems and new applications, timing of capital equipment orders and shipments, competition and its related pricing pressures, litigation and potential litigation, and seasonal factors, many of which are outside of our control.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial position and results of operations is based on our financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America. This requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The company recognizes revenue on sales contracts upon the transfer of title of the product from the company to the customer. In the vast majority of the company’s sales contracts, the transfer of title occurs upon shipment of the product from the company’s facility however, in certain sales contracts, transfer of title may occur upon receipt or upon acceptance by the customer. Additionally, should there be a third party financing company involved in a sales contract and there is incremental risk in the sales contract (lease agreement) as compared to a sales contract where there is no third party leasing company involved in the transaction, the company recognizes revenue over the life of the lease.

For arrangements that contain software elements that are more than incidental to the products or services as a whole, we follow Statement of Position, or SOP, 97-2 “Software Revenue Recognition”, as amended. Revenue earned on software arrangements involving multiple elements is allocated to each element based on the fair value of vendor-specific objective evidence, which is based on the price charged when the same element is sold separately. In instances when evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

For most arrangements where software is more than incidental, we include (bundle) the first year of maintenance and support free of charge. Revenue attributable to software maintenance and support is deferred and recognized ratably over the term of the maintenance agreement, generally one year. We sell separately priced maintenance and support contracts to provide service coverage on its systems when the initial warranty period expires. The related revenue on the maintenance and support contracts is recognized on a straight-line basis over the life of the service contract. Costs associated with services performed under the service contract obligation are expensed as incurred.

For arrangements where no software is involved we recognize revenue based upon shipping terms provided that, at the time of shipment, there is evidence of contractual arrangement with the customer, the fee is fixed or determinable, collection of the resulting receivable is probable and there are no significant remaining obligations.

When we sell products to distributors, we recognize revenue based upon shipping terms, net of any discount, provided that there is evidence of contractual arrangement with the distributor, the fee is fixed or determinable, collection of the resulting receivable is probable and there are no significant remaining obligations. The distributor arrangements do not provide a right of return.

Grant revenues are recognized as the work is performed.

Taxation

We use the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. We have not recorded an income tax benefit in 2004, 2003 and 2002 due to the recording of a valuation allowance as an offset to net deferred tax assets. A valuation allowance is provided due to uncertainties surrounding the realization of deferred tax assets attributed to our history of operating losses.

Long-Lived Assets

We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards, or SFAS, No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or in the case of goodwill, in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” We evaluate the carrying value of our long-lived assets and goodwill whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable or at least on an annual basis for goodwill. Such events or circumstances include, but are not limited to, a significant decline in our market value or significant reductions in projected future cash flows.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS No. 151 will have a material effect on our consolidated financial statements.

In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment,” which requires companies to recognize in the statement of operations all share-based payments to employees, including grants of employee stock options, based on their fair values. Accounting for share-based compensation transactions using the intrinsic method supplemented by pro forma disclosures will no longer be permissible. The new statement will be effective for public entities for annual periods beginning after June 15, 2005. We have not yet completed our analysis of the impact of adopting FASB Statement No. 123R and therefore we are currently unable to quantify its effect on our results of operations. This assessment includes evaluating, valuation methods and assumptions which would apply to accounting for employee stock options.

Restatement of Financial Statements

In March 2005, we restated our consolidated financial statements for the years ended December 31, 2003 and 2002 and for the quarters ended March 31, 2004 and June 30, 2004 to reflect adjustments described below, to our previously reported financial information. The adjustments arose out of an investigation by our Audit Committee, as reported in our Form 8-K filed with the SEC on November 15, 2004. As a result of the then active investigation, we were unable to timely file the Form 10-Q for the quarter ended September 30, 2004 or to announce our financial results for that period.

Internal Accounting Investigation

As a result of our Audit Committee’s investigation, our Audit Committee determined that we had incorrectly recorded revenue on sales contracts that included commitments for as yet undeveloped software upgrade applications for which VSOE for the fair value had not yet been established. The Audit Committee further determined that we had incorrectly recorded revenue on certain sales contracts upon shipment rather than recording revenue when customer acceptance criteria had been met. On certain other transactions involving a third party financing company, we had recorded revenue upon shipment of sales before meeting all the revenue recognition criteria. In addition, the Audit Committee determined that we had incorrectly recorded revenue on certain transactions where additional revenue on extended warranty/post customer support (software maintenance and service) arrangements were inappropriately recognized leading to unreliable revenue figures and/or deferred at the time of product shipment. As part of the investigation, the Audit Committee evaluated the effectiveness of certain internal controls and procedures. The Audit Committee concluded that material weaknesses existed in a number of areas in our system of internal controls and procedures as of the date of the initial filing of our December 31, 2003 Form 10-K. As a result of their evaluation, the Audit Committee has directed management to implement measures designed to reasonably ensure that information required to be disclosed in our periodic reports is complete, recorded, processed, summarized accurately and reported timely.

Results of Operations

Six months ended June 30, 2005 and 2004

Revenues.

Our revenues are derived primarily from the sale of systems, service contracts, software maintenance and grant revenues. Revenues for the three and six months ended June 30, 2005 were $4.9 million and $9.8 million, respectively, compared to $4.3 million and $9.2 million for the corresponding periods in 2004.

Sales of systems were $3.5 million and $7.0 million for the three and six months ended June 30, 2005, respectively, compared to $2.9 million and $6.5 for the corresponding periods in 2004. North American sales of Ariol systems accounted for the increased revenues.

Service contract, software maintenance and grant revenues were $1.4 million and $2.8 million for the three and six months ended June 30, 2005, respectively, compared to $1.4 million and $2.7 for the corresponding periods in 2004.

Cost of revenues.

Cost of revenues includes direct material and labor costs, manufacturing overhead, installation costs, warranty-related expenses and service and application support expenses. Costs of revenues for the three and six months ended June 30, 2005 were $2.0 million and $4.0 million, respectively, compared to $1.7 million and $3.6 million for the corresponding periods in 2004. Cost of revenues, as a percentage of total revenues, for the three months and six months ended June 30, 2005 were 41% and 41%, respectively, compared to 2004 were 40% and 39% for the corresponding periods in 2004. The increased cost of revenues was attributed to increased Ariol sales relative to other products.

Research and development expenses.

Research and development expenses for the three and six months ended June 30, 2005 were $870,000 and $1.8 million, respectively, compared to $844,000 and $1.7 million for the corresponding periods in 2004. Research and development expenses in the first quarter and second quarter of 2005 included increased costs for our circulating tumor development initiative and lower costs for our developed Ariol system.

Sales and marketing expenses.

Sales and marketing expenses for the three and six months ended June 30, 2005 were $1.3 million and $2.7 million, respectively, compared to $1.6 million and $3.3 million for the corresponding periods in 2004. Sales and marketing expenses were lower in the first quarter and second quarter of 2005 as compared to 2004 due to reduced headcount in sales and marketing and lower overall marketing costs as a result of management actions taken in January 2005 to streamline Company operations. The Company records depreciation expense on its demonstration equipment to sales and marketing expense as the Company uses demonstration equipment as a marketing tool and does not hold demonstration equipment for resale.

General and administrative expenses.

General and administrative expenses for the three and six months ended June 30, 2005 were $1.0 million and $2.1 million, respectively, compared to $1.1 million and $2.1 million for the corresponding periods in 2004. General and administration expenses in the second quarter of 2004 included costs associated with the patent infringement lawsuit with Clarient that was initiated in March 2004 and settled in March 2005.

Other income (expense), net.

Other expense of $127,000 in the second quarter of 2005 was due primarily to foreign exchange losses of $121,000 incurred in the translation of various balance sheet items from foreign currencies into the U.S. dollar and interest expense of $19,000 payable on our bank borrowings. Other expenses of $45,000 in the second quarter of 2004 was primarily comprised of $30,000 in foreign exchange losses incurred in the translation of various balance sheet items from foreign currencies into the U.S. dollar and $20,000 of interest expense related to our bank borrowings. For the 6 month periods ending June 30, 2005 and 2004, foreign currency exchange losses and interest expense primarily caused the net other expense. The foreign exchange loss for the period ending June 30, 2005 relates to the weakening of the U.S. dollar against the British Pound Sterling.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Interest income	$14	$7	$28	$11
Interest expense	(19)	(20)	(63)	(42)
Foreign exchange losses	(121)	(30)	(134)	(56)
Miscellaneous	(1)	(2)	1	(3)

Total	$(127)	$(45)	$(168)	$(90)

Years ended December 31, 2004 and 2003

Revenues

Revenues increased to $20.6 million for the fiscal year 2004 from $19.0 million for the fiscal year 2003, an increase of 9%. The increase was due primarily to $1.0 million increase in sales of our Ariol system, including the recognition of revenue on sales of Ariol systems in 2004 that related to sales contracts entered into in 2003 for which revenue was deferred because the terms of the sales contract had not been completely fulfilled. Principally, the deferral from 2003 was made because certain as not yet developed software applications were not delivered to customers until 2004. The increase in Ariol sales was offset by lower sales of our older generation products. We expect that our OncoPath systems, of which include the Ariol system, may be the primary driver of our future sales growth, 2004. Revenues derived outside of North America for fiscal year 2004 were approximately 45% of total revenues and for fiscal year 2003 were approximately 46% of total revenues.

Sales of systems were $15.2 million in 2004, an increase of 16% from $13.1 million in 2003, as previously discussed this was primarily due to an increase in sales of our Ariol systems in 2004 as compared to 2003.

Software maintenance, service contract and grant revenues decreased by 7% to $5.4 million in 2004 from $5.9 million in 2003. The decrease is primarily due to reduced grant revenues in 2004 as compared to 2003. Grant revenues fluctuate based on the completion of program milestones, with revenues being recognized as the work is performed. Grant revenues were $127,000 for 2004 and $481,000 for 2003.

Cost of revenues

Cost of revenues as a percentage of revenues was 41% in the fiscal year 2004 compared to 44% in the fiscal year 2003. The lower costs as a percent of revenues in 2004 as compared to 2003 are due primarily to favorable pricing in 2004 on our CytoVision products as well as favorable pricing on our Ariol products. In 2003, we sold a number of

Ariol systems at a discount for market development purposes. Cost of system revenues increased to $6.2 million in 2004 as compared to $5.9 million in 2003 and as a percentage of system revenues decreased from 45% in 2003 to 41% in 2004. Cost of system revenue as a percent of product revenue declined in 2004 as compared to 2003 due primarily to the sale of a number of our Ariol systems during 2003 at a lower gross margin percent for market development purposes. Cost of service contract, software maintenance and grant revenues decreased from $2.3 million in 2003 to $2.2 million in 2004 and as a percentage of software maintenance, service contract and grant revenues remained constant at 40% in 2004 as compared to 2003. Grant revenues did not have a significant impact on cost of revenues in either 2004 or 2003.

Research and development expenses

Research and development, or R&D, expenses remained constant at $3.7 million in 2004 as compared to 2003. R&D expenses were 18% of revenues in 2004 as compared to 19% in 2003. Our R&D expenses during 2004 and 2003 were primarily related to ongoing investments in our CytoVision and OncoPath product families. With the completion of our Ariol 2.0 product release in 2004, we expect the investment in our OncoPath product family to decrease in 2005 as compared to 2004. While we made some investment in our circulating tumor cell program in 2004 and 2003, including investments in our Ariol product in support of this program, we expect to increase our investment in this development program in 2005.

Sales and marketing expenses

Sales and marketing expenses decreased to $6.6 million in 2004 from $7.3 million in 2003, or by 9%. Sales and marketing expenses were 32% of revenues in 2004 as compared to 38% in 2003. Sales and marketing expenses declined in 2004 as compared to 2003 primarily as a result of reduced agent commissions, recruitment costs and travel costs. We expect our sales and marketing expenses to decline in 2005 as compared to 2004 as we reorganized our commercial and marketing organization in January 2005 resulting in reduced headcount. We also expect to reduce outlays for marketing programs in 2005. The company records depreciation expense on its demonstration equipment to sales and marketing expense as the company uses demonstration equipment as a marketing tool and does not hold demonstration equipment for resale.

General and administrative expenses

General and administrative expenses increased significantly in 2004 to $5.1 million from $2.5 million in 2003, an increase of 102%. As a percentage of revenues, general and administrative costs were 25% in 2004 compared to 13% in 2003. In 2004, we incurred additional costs associated with the restatement of our prior financial statements of approximately $854,000, costs associated with patent litigation of approximately $427,000 and approximately $349,000 in incremental personnel costs and $128,000 in other consulting fees. General and administrative expenses are expected to decline in 2005 as we do not expect to incur any additional costs related to the restatement of our prior financial statements and we expect to incur only limited costs associated with patent litigation as the patent litigation was resolved in March 2005. We may incur some expenses in the later half fiscal year 2005 related to Sarbanes-Oxley requirements for compliance in fiscal year 2006.

Other income (expense), net

We had other expense of $79,000 in 2004 as compared to other income of $6,000 in 2003.

Years ended December 31, 2003 and 2002

Revenues

Revenues decreased to $19.0 million for the fiscal year 2003 from $20.6 million for the fiscal year 2002, a decrease of 8%. This reflected a revenue decrease of 21% in North America and an increase of 13% in the rest of the world. The decrease in revenues in North America was due primarily to slower than projected conversion of customers using older generation systems to our newest CytoVision systems. The growth experienced in the rest of the world was due primarily to growth in our OncoPath products. Revenues derived outside of North America for fiscal year 2003 were approximately 46% of total revenues and for fiscal year 2002 were approximately 38% of total revenues, reflecting the sales growth in the rest of the world during 2003 and the decreased in the North American sales previously discussed.

Sales of systems were $13.1 million as in 2003, a decrease of 14% from $15.3 million as in 2002, primarily due to the sales decrease in North American markets discussed previously.

Software maintenance, service contract and grant revenues increased by 9% to $5.9 million, as in fiscal year 2003 from $5.4 million as in fiscal year 2002, primarily due to grant proceeds of $309,000 in 2003 compared to zero in 2002. Grant revenues fluctuate based on the completion of program milestones, with revenues being recognized as the work is performed.

Cost of revenues

Cost of revenues as a percentage of revenues was 44% in the fiscal year 2003 compared to 39% in the fiscal year 2002. The higher costs as a percent of revenues are due primarily to the sale of a number of our Ariol systems during 2003 at a lower gross margin percent for market development purposes. Cost of system revenues were $6.1 million in 2002 as compared to $5.9 million in 2003 and as a percentage of system revenues increased from 40% in 2002 to 45% in 2003 due primarily to the sale of a number of our Ariol systems during 2003 at a lower gross margin percent for market development purposes. Cost of service contract, software maintenance and grant revenues increased from $2.1 million in 2002 to $2.3 million in 2003 (or by 13%) and as a percentage of software maintenance, service contract and grant revenues from 39% in 2002 to 40% in 2003, due primarily to the unfavorable effect of translating UK service and support expenses from local currency to the US dollar and higher personnel related expenses in the US. Grant revenues did not have a significant impact on cost of revenues in either 2003 or 2002.

Research and development expenses

Research and development, or R&D, expenses increased from $3.4 million in 2002 to $3.7 million in 2003, or by 8% due primarily to the unfavorable impact of the weakening of the US dollar on our UK-based R&D expense and $60,000 in costs associated with hiring additional research staff. R&D costs were 19% of total revenues in 2003 compared to 17% of total revenues in 2002.

Sales and marketing expenses

Sales and marketing expenses increased to $7.3 million in 2003 from $7.2 million in 2002, or by 1%. The slight increase in sales and marketing expenses in 2003 was due primarily to the unfavorable impact of the weakening of the US dollar on our UK-based sales and marketing expenses, and increased marketing expenses that were offset by reduced personnel expenses in the US. Sales and marketing expenses as a percentage of total revenues were 38% in 2003 and 35% in 2002, reflecting the decrease in revenues discussed earlier. The company records depreciation expense on its demonstration equipment to sales and marketing expense as the company uses demonstration equipment as a marketing tool and does not hold demonstration equipment for resale.

General and administrative expenses

General and administrative expenses decreased to $2.5 million in 2003 from $2.6 million in 2002, a decrease of 1%. As a percentage of revenue, general and administrative costs were 13% of total revenues in 2003 compared to 12% of total revenues in 2002, reflecting the decrease in revenues discussed earlier.

Restructuring costs

Restructuring costs amounted to $220,000 in 2002 with no such costs in 2003. In January 2002, we instituted a series of actions to rationalize our operations to provide a lower operating cost while increasing efficiencies. We decided to close our League City, Texas office and consolidated our manufacturing and engineering facilities. We recorded a restructuring charge of $220,000 in 2002 that was due to the costs of terminating 12 employees and closing the League City, Texas office.

Other income (expense), net

The increase in other income (expense) from an expense of $64,000 in 2002 to an income of $6,000 in 2003 was due primarily to an increase of $64,000 of foreign currency gains incurred in the translation of various balance sheet items from foreign currencies into US dollars from gains of $27,000 in 2002 to $91,000 in 2003.

Liquidity and Capital Resources

We have funded our operations and capital investments primarily from bank and other loans, and proceeds from the sale of our common stock. We had cash and cash equivalents of $3.0 million and working capital deficit of $293,000 at June 30, 2005, compared to cash and cash equivalents of $3.9 million and $603,000 working capital surplus at December 31, 2004. Restricted cash, which collateralizes various credit card and bank guarantees in the UK, amounted to $180,000 at June 30, 2005 and $193,000 at December 31, 2004. We intend to finance our operations primarily through our cash and cash equivalents, future financing and future revenues. Although we recognize the need to raise funds in the near future, we cannot assure you that we will be successful in consummating any such transaction, or, if we do consummate such a transaction, that the terms and conditions of such financing will be favorable to us. We believe that our current cash balances may be insufficient to fund planned expenditures. This raises substantial doubt about our ability to continue as a going concern. Even if we can raise funds, they may not be at a level that will allow for the continuance of operations as currently conducted or as currently proposed to be conducted.

In 2004, we incurred significant legal and accounting expenses in conjunction with patent litigation and the restatement of our prior financial statements. Additionally, we had increased the size of our workforce in anticipation of revenue growth that did not materialize. In the first quarter of 2005 we settled our patent litigation, completed the restatement of our prior financial results and reduced the size of our workforce. We believe these actions will reduce losses and cash used in operations in 2005 as compared to 2004. In addition to the actions we have taken to reduce expenses and cash outlay, we are seeking equity financing to improve both our cash and working capital position as well as to provide funds for additional investment in our circulating tumor cell initiative. However, there are no assurances that adequate financing will be available on terms acceptable to us.

Nasdaq has conditioned our continued listing on our ability to timely file all our periodic reports for all reporting periods through December 31, 2005. While it is our intent to make timely filings of all periodic reports for all reporting periods ending on or before December 31, 2005, we may not complete our filings on a timely basis. If we are unable to comply with the conditions specified by the Nasdaq, our shares could be delisted from The NASDAQ SmallCap Market.

If delisted, our stock may be quoted using the Pink Sheets, LLC or other similar market. A delisting from The NASDAQ SmallCap Market may adversely impact our stock price, as well as our liquidity and the ability of our stockholders to purchase and sell their shares in an orderly manner, or at all. Furthermore, a delisting of our shares from The NASDAQ SmallCap Market could damage our general business reputation and impair our ability to raise additional funds. Any of the foregoing events could have a material adverse effect on our business, financial condition and operating results.

We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the Securities and Exchange Commission, or the SEC, and various bodies formed to interpret and create appropriate accounting policies. A change in these policies can have a significant effect on our reported results and may even retroactively affect previously reported transactions. In particular, changes to FASB guidelines relating to accounting for stock-based compensation will likely increase our compensation expense, could make our net income less predictable in any given reporting period and could change the way we compensate our employees or cause other changes in the way we conduct our business.

Six months ended June 30, 2005 and 2004

Cash used by operations for the first six months ended June 30, 2005 was $816,000, compared to $741,000 provided for the first six months in 2004.

Cash used by operations in the first six months of 2005 of $816,000 included a net loss of $947,000. Reduced inventories through improved supply chain management provided cash of $514,000. Payments on accrued expenses related to accounting and legal fees related to the restatement of our prior financial statements, as well as expenses related to settled patent litigation with Clarient used cash of $443,000.

Cash provided by operations in the first six months of 2004 was $741,000. Cash provided by operations included a loss of $1.7 million, a reduction of accounts receivable which provided $1.6 million and an increase in deferred revenue which provided $504,000. There was an increase in deferred rent incentive of $723,000 due to the rent incentive received for our new office facilities in 2004 while prepaid and other assets used $862,000 in cash.

Accounts receivable as a percent of second quarter revenues were 80% at June 30, 2005, compared to 106% at June 30, 2004 and 71% for the quarter ending December 31, 2004. This strong relationship between quarter-end receivables and that quarter’s sales is primarily due to the fact that most of our sales occur late in the quarter as is typical of a capital equipment business. Although our payment terms are net 30 days, certain customers, specifically government, university, Asian and European customers, tend to take longer to pay their receivable balances.

Cash used in investing activities for the first six months ended June 30, 2005 and 2004 was $113,000, and $685,000, respectively. In the period ending June 30, 2004, approximately $685,000 was spent on capital equipment and leasehold improvements for our San Jose headquarters which we moved into in 2004.

Cash used in financing activities for the first six months ended June 30, 2005 was $43,000 compared to cash provided of $2.8 million for the period ending June 30, 2004. In the first half of fiscal 2004, we received $3.9 million net from the issuance of common stock in a private placement transaction while net borrowings were reduced by $1.0 million.

The Company has a loan agreement with Silicon Valley Bank, SVB, which provides for borrowing of up to $3.5 million based on the level of certain of its North American accounts receivable. In February 2005, the loan agreement was amended to extend the term of the loan for two years through March 2007. In April 2005, the loan agreement was amended to revise the minimum net worth covenant commencing April 2005 to $1,000 at the end of each month plus 70% of all consideration received from and after March 2005 for equity securities and subordinated debt and 50% of any quarterly profits in the current quarter. As part of the April 2005 amendment to the loan agreement, the minimum tangible net worth requirement for March 2005 was waived by SVB. The Company was in compliance with its loan covenants for each of the months in the second quarter.

At June 30, 2005, we had used $1.5 million of the facility with $24,000 available but not used. The interest rate on the facility was 8.0% at June 30, 2005, computed as the SVB prime rate plus 2 percent. The loan is collateralized by substantially all of the assets of the U.S. Corporation and requires maintenance of a minimum level of tangible net worth. Other loan covenants include the need to maintain insurance on our property, monthly reporting to SVB, the need to obtain SVB approval for any extraordinary action and a limitation on the U.S. corporation’s ability to transfer more than $600,000 to a subsidiary.

We collateralize various credit card and bank guarantees (used for customs clearance purposes) with cash deposits at an international bank in the United Kingdom. This amounted to $180,000 at June 30, 2005.

We believe that our current cash balances may not be sufficient to fund planned expenditures. This raises substantial doubt about our ability to continue as a going concern. During 2005, we intend to raise additional funds through the issuance of equity or debt securities, or a combination thereof, in the public or private markets in order to continue operations, or sell the Company. Additional financing and merger opportunities may not be available, or if available, may not be on favorable terms. The availability of financing or merger opportunities will depend, in part, on market conditions, and the outlook for our Company. Any future equity financing would result in substantial dilution to our stockholders. If we raise additional funds by issuing debt, we may be subject to limitations on our operations, through debt covenants or other restrictions. If adequate and acceptable financing is not available, we may have to delay development or commercialization of certain of our products or license to third parties the rights to commercialize certain of our products or technologies that we would otherwise seek to commercialize. We may also reduce our marketing, customer support or other resources devoted to our products. Any of these options could reduce our sales growth and result in continued net losses.

In 2004, we incurred $1.3 million in legal and accounting expenses in conjunction with patent litigation and the restatement of our prior financial statements. Additionally, we had increased the size of our workforce in anticipation of revenue growth that did not materialize. In the first quarter of 2005 we settled our patent litigation, completed the restatement of our prior financial results and reduced the size of our workforce. We believe these actions will reduce losses and cash used in operations in 2005 as compared to 2004. In addition to the actions we have taken to reduce expenses and cash outlay, we are seeking equity financing to improve both our cash and working capital position as well as to provide funds for additional investment in our circulating tumor cell initiative. However, there are no assurances that adequate financing will be available on terms acceptable to us.

Fiscal 2004 Compared with Fiscal 2003

As of December 31, 2004, we had cash and cash equivalents of $3.9 million compared to $2.0 million at December 31, 2003. We maintain our cash equivalents primarily in securities with maturities of 90 days or less. Restricted cash, which collateralizes various credit card and bank guarantees in the UK, amounted to $193,000 at December 31, 2004 compared to $178,000 at December 31, 2003. The increase in cash and cash equivalents in 2004 was due primarily to the net proceeds from the issuance of common stock of $3.9 million, an increase in accrued expenses of $972,000 and the reduction of trade receivables by $2.0 million offset by net loss of $3.3 million and a reduction in deferred revenue of $1.8 million. Working capital amounted to $603,000 at December 31, 2004, as compared to $340,000 at December 31, 2003.

Cash used in operations for the year ended December 31, 2004 was $602,000 compared to $26,000 in 2003. Cash used in operations in 2004 included a net loss of $3.3 million and a reduction of deferred revenue of $1.8 million while cash provided in operations in 2004 included a reduction of trade receivables of $2.0 million, and an increase in accrued expenses of $972,000 as well as an increase in deferred rent of $673,000. Cash used in operations in 2003 included a net loss of $2.8 million and a reduction in accounts payable of $881,000 offset by an increase in deferred revenue of $1.8 million and a reduction in trade receivables of $1.0 million.

Accounts receivable as a percent of fourth quarter sales were 71% in 2004 and 119% in 2003. This relationship between year-end receivables and last quarter sales is primarily due to the fact that most of our sales occur late in the quarter as is typical of capital equipment businesses. Although our payment terms are net 30 days, some of our customers, specifically government, university, Japanese, Chinese and European customers tend to take longer to pay their receivable balances. We do not experience significant collection issues with our accounts, but many of our customers take longer than the stated 30-day payment period. At December 31, 2004 approximately 19% of our receivables were outstanding for greater than 90 days and at December 31, 2003 approximately 19% were older than 90 days.

Cash used in investing activities was $1.2 million in 2004 compared to $411,000 in 2003. Cash used in investing activities in 2004 related primarily to investments of approximately $349,000 in leasehold improvements in the new headquarters facility we moved to in 2004.

Cash provided by financing was $3.7 million in 2004 while cash used in financing was $413,000 in 2003. We completed a private placement of common stock in 2004 that provided net proceeds of $3.9 million while net borrowings were reduced in 2003 by $447,000.

Fiscal 2003 Compared with Fiscal 2002

Cash used in operations for the year ended December 31, 2003 was $26,000 compared to $1.1 million for 2002. The $1.0 million decrease in cash used in operations was due to decreased requirements for accounts receivables of $2.6 million (a decrease of $1.0 million in 2003 versus an increase of $1.6 million, as in 2002) and for inventories of $1.3 million (a decrease of $578,000 in 2003 versus an increase of $706,000 in 2002), reflecting decreased sales and a focus on controlling both items in 2003. These were partially offset by a $1.9 million increase in the operating loss for the year, discussed above, and a $1.5 million decrease in accounts payable (a decrease of $881,000 in 2003 compared to an increase of $614,000 in 2002). The increase in deferred revenue is due primarily to sales contracts that were deferred to 2004 for revenue recognition purposes pending the establishment of VSOE for fair value of certain applications that were included in the sales and that were under development at the end of the year.

Accounts receivable as a percent of fourth quarter sales were 119% as in 2003. This relationship between year-end receivables and last quarter sales is primarily due to the fact that most of our sales occur late in the quarter as is typical of capital equipment businesses. Although our payment terms are net 30 days, our customers, specifically government, university, Japanese, Chinese and European customers tend to take longer to pay their receivable balances. We do not experience significant collection issues with our accounts, but many of our customers take longer than the stated 30-day payment period. At December 31, 2003, approximately 19% of receivables were outstanding for greater than 90 days and at December 31, 2002, approximately 33% were older than 90 days.

Cash used in investing activities was $411,000 in 2003 compared to $80,000 in 2002. This change was primarily due to a decrease in our short-term investments of $650,000 in 2002 versus no proceeds from sale or maturities in 2003. This was partially offset by a decrease in the amount we invested for purchases of capital equipment to $411,000 in 2003 compared to $710,000 in 2002.

Cash used in financing activities was $413,000 in 2003 compared to cash provided by financing activities of $1.6 million in 2002. We received $56,000 from the issuance of common stock in 2003 (from the exercise of employee stock options) compared to $1.0 million in 2002 primarily from a private placement of our common stock in January, 2002. Bank debt decreased by $447,000 in 2003, in line with reduced US accounts receivables, compared to an increase of $488,000 in 2002 to fund our working capital requirements.

Funding and Commitments

On April 13, 2004, we completed a private placement of 775,000 shares of common stock and warrants to purchase up to 193,750 additional shares of common stock for an aggregate purchase price of $4.25 million. We received approximately $3.9 million net after expenses associated with the placement. Each warrant is exercisable for one share of common stock at an exercise price of $6.80 per share, from six months following the closing date of April 13, 2004 until October 13, 2009. All of the warrants remain outstanding as of December 31, 2004.

On January 31, 2002, we completed a private placement of 142,875 shares of our common stock to an institutional investor (purchasing for three separate funds) at a purchase price of $7.00 per share. Additional shares may be issuable to the investors under provisions contained in the Stock Purchase Agreement between the investors and us, which we filed with the Securities & Exchange Commission on Form S-3 on October 3, 2002, as amended. On July 29, 2002, each investor received a warrant exercisable for the number of shares of our common stock equal to the number of shares of common stock purchased by that investor in the January 31, 2002 financing. A total of 142,875 warrants were issued. The warrants are exercisable for four years from July 29, 2002 at a price of $9.00 per share. All of the warrants remain outstanding as of December 31, 2004.

We have a loan agreement with SVB which provides for borrowing capability of up to $3.5 million based on the level of certain of our North American accounts receivable. We were not in compliance with the covenant requiring us to maintain $2.2 million in tangible net worth “TNW” as of December 31, 2003 and we subsequently obtained a waiver from SVB for this covenant as of December 31, 2003. The waiver required us to maintain minimum levels of TNW through the end of the agreement. We were not in compliance with the covenant requiring us to maintain $2.6 million in TNW as of December 31, 2004 and we subsequently obtained a waiver for this covenant. In February 2005, our loan agreement with SVB was amended to extend the term of the loan for an additional two years through March 29, 2007 and to set the minimum TNW covenant to $1.0 million at the end of each fiscal quarter.

At December 31, 2004 we had used $1,531,000 of the facility with $204,000 available but not used. The interest rate on the facility was 7.25% at December 31, 2004, computed as the SVB prime rate plus 2 percent. The loan is collateralized by substantially all of the assets of the US Corporation and requires maintenance of a minimum level of TNW. Other loan covenants include the need to maintain insurance on our property, monthly reporting to SVB, the need to obtain SVB approval for any extraordinary action and a limitation on the US Corporation’s ability to transfer more than $600,000 to a subsidiary.

In April 2005, our loan agreement with SVB was amended to set the minimum TNW covenant commencing April 2005 to $1,000 at the end of each month plus 70% of all consideration received from and after March 2005 for equity securities and subordinated debt plus 50% of any quarterly profits in the current quarter. As part of the April 2005 amendment to the loan agreement, the minimum TNW requirement as of March 31, 2005 was waived by SVB. Under the April 2005 amendment to the loan agreement, the Company is currently in compliance with all monthly covenants.

In the UK, we collateralize various credit card and bank guarantees (used for customs clearance purposes) with cash deposits at an international bank amounting to £100,000 ($193,000) at December 31, 2004.

Capital expenditures

Capital expenditures have been generally comprised of purchases of computer hardware, software, server equipment furniture and fixtures and leasehold improvements.

Contractual Obligations.

The Company’s financial obligations with minimum firm commitments include a bank loan, operating leases and certain vendor commitments. The bank loan is in the form of a revolving line of credit for which various covenants, terms and conditions are routinely amended from time to time in the normal course of business, including bank waivers on various minimum tangible net worth covenant defaults as set forth within the loan agreement, as amended.

The following table presents certain payments due under contractual obligations with minimum firm commitments as of December 31, 2004 (in thousands), excluding open orders for purchases to support normal operations:

	Payments due by period (in thousands)
	Total	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due in 2009	Due in 2010 and thereafter
Bank loan (1)	$1,531	$1,531	—	—	—	—	—
Operating lease commitments (2)(4)	2,952	774	769	700	520	188	—
Vendor commitments (3)(4)	216	108	108	—	—	—	—

Total contractual obligations	$4,699	$2,413	$877	$700	$520	$188	$—

(1)	As of December 31, 2004, Applied Imaging’s bank loan was due on March 25, 2005. On February 25, 2005, Applied Imaging’s loan agreement with SVB was amended to extend the term of the loan for two years through March 29, 2007.

(2)	Applied Imaging has various non-cancelable operating leases for equipment, vehicles and facilities expiring through 2009. The facility leases generally contain renewal options for periods ranging from two to five years and require Applied Imaging to pay all executory costs such as maintenance, property taxes, and insurance. Rent expense under operating leases aggregated $902,000 during 2004, $888,000 during 2003 and $829,000 during 2002. Applied Imaging’s primary lease commitment is for its facility in San Jose, California. The lease is for 24,095 square feet of office space. The lease on the San Jose facility is effective July 1, 2004 through June 30, 2009 with increasing annual rent commencing at $318,000, excluding operating expenses. Rent expense is recognized on a straight-line basis. Also, Applied Imaging leases a 4,422 square foot service office in League, Texas for $7,739 per month until the end of the lease in October 2006. In addition, Applied Imaging leases facilities in the UK, which aggregate approximately £165,000 ($303,000), excluding expenses per year through 2008.

(3)	Applied Imaging has obtained an exclusive agreement from StemCell Technologies, Inc., or STI, for a technology that may allow for the detection of circulating tumor cells in peripheral blood samples. Applied Imaging is obligated to make minimum payments under a supply agreement for RosetteSep for Non-hematopoietic Tumor Enrichment from Blood. As of December 31, 2004 there were no open purchase orders as Applied Imaging has sufficient supplies for its immediate needs. The minimum payments represent monies due in the event no additional product is ordered.

(4)	There have been no material changes in these contractual obligations through June 30, 2005.

We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Off-Balance-Sheet Arrangements.

As of December 31, 2004, we did not have any significant off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS No. 151 will have a material effect on our consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” which replaces SFAS No. 123, “Accounting for Stock-Based Compensation,” and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on fair value on the grant date of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service for that award. This new standard will be effective for us beginning January 1, 2006.

In May 2005, SFAS No. 154, “Accounting Changes and Error Corrections,” was issued. This statement applies to all voluntary changes in accounting principle and requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless this would be impracticable. This statement also makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is evaluating the effect the adoption of this interpretation will have on its financial position, cash flows and results of operations.

Quantitative and Qualitative Disclosure About Market Risk

Foreign currency hedging instruments

We transact business in various foreign currencies. Accordingly, we are subject to exposure from adverse movements in foreign currency exchange rates. This exposure is primarily related to revenues and operating expenses in the UK denominated in the respective local currency.

We currently do not use financial instruments to hedge operating expenses in the UK denominated in the respective local currency. Instead, we believe that a natural partial hedge exits, because local currency revenues will substantially offset the operating expenses denominated in the respective local currency. We assess the need to utilize financial instruments to hedge currency exposure on an ongoing basis. We did not engage in hedging activities in 2004 and 2003 and, as of June 30, 2005, we had no hedging contracts outstanding.

We do not use derivative financial instruments for speculative trading purposes, nor do we hedge our foreign currency exposure in a manner that entirely offsets the effects of changes in foreign exchange rates. We regularly review our hedging program and may as a part of this review determine at any time to change our hedging program.

Fixed income investments

Our exposure to market risks due to changes in interest rates relates primarily to investments in debt securities issued by US government agencies and corporate debt securities. Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer. All highly liquid investments with maturity of three months or less at the date of purchase are considered to be cash equivalents and not subject to interest rate risks. Investments with maturities over three months and less than one year are considered to be short-term investments. At June 30, 2005 we did not have any short-term investments.

Interest Rates

Our exposure to market risks due to changes in interest rates also relates to interest expense on our loan outstanding with SVB. The loan provides us with borrowing capability of up to $3.5 million (based on the level of certain of our North American accounts receivable). At June 30, 2005 we had used $1.5 million of the facility with $24,000 available but not used. The interest rate on the facility was 8.0% at June 30, 2005, computed as the SVB prime rate plus 2 percent. A plus or minus 10% change in interest rates would not have a material impact on our financial statements or results of operations.

BUSINESS

Applied Imaging

We were incorporated in California in July 1986, and reincorporated in Delaware in October 1996. In November 1996, we completed an initial public offering of common stock that was listed on The NASDAQ National Market under the symbol AICX. On February 4, 2003, the listing of our common stock was transferred to The NASDAQ SmallCap Market. We are headquartered in San Jose, California, and have additional facilities in the UK. We are the leading supplier of automated image capture and analysis systems for the detection and characterization of chromosomes and molecular markers in genetics and cancer laboratories. Our products include systems for fluorescent and brightfield microscopy, including the Ariol, SPOT and CytoVision product families. We sell our products globally through a direct sales force, third-party distributors and independent agents or representatives. As of August 1, 2005 we employed a total of 70 employees worldwide and have installed over 3,000 instruments in over 1,000 laboratories in more than 60 countries.

We develop, manufacture, and market automated image capture and analysis systems for use in cytogenetic laboratories for prenatal testing and chromosomal analysis, and in pathology laboratories for cancer research and diagnostics. Our CytoVision, PowerGene and QUIPS systems are widely utilized in cytogenetics laboratories because of their ability to analyze human chromosome preparations using powerful software classification algorithms and a specialized user interface. These systems also incorporate the capability to analyze and record images produced by advanced genetic research assays that employ FISH, a technique to detect chromosomal changes in cells using fluorescent-tagged DNA segments, or CGH techniques to measure the amount of a given genetic sequence in a cell. Our Ariol and SPOT systems, which collectively form the OncoPath product family, are used for cancer research and to assist in cancer diagnostics. The Ariol, launched in 2002, is a high-throughput system designed to automate and standardize the analysis of IHC, and FISH test results. Applications include detection of micrometastatic cancer cells that may be found in bone marrow and other clinical samples, sentinel lymph node analysis, tissue microarray, microvessel density quantification (angiogenesis) and immunofluorescence. The SPOT, also launched in 2002, automatically detects and counts fluorescent-labeled DNA probe signals in cells. This system is designed for a range of applications, one of which assists in the detection of specific genetic abnormalities that identifies patients who may respond to new molecularly targeted therapies. For example, it can be used to automate the analysis of a fluorescent DNA probe assay that may be a factor in the selection of patients with chronic myelogenous leukemia to receive Novartis’ Gleevec therapy. Another important application is for chromosome X and chromosome Y analysis in sex-mismatched bone marrow transplant patients. A comparison of the proportion of cells belonging to the bone marrow donor versus the recipient can be used to evaluate engraftment success.

We also market imaging systems designed for use in plant and animal genetic research programs.

Our customers include government and private clinical laboratories, research institutions, universities, biotech and pharmaceutical companies located in the US, Canada, Europe, Japan and other countries.

In 2003, we applied for clearances from the FDA for three applications for the Ariol system—HER-2/neu immunohistochemistry, ER and PR. These three applications were cleared by the FDA in the first quarter of 2004.

Also in 2003, we entered into several significant collaboration agreements. One agreement was with the Wellcome Trust Sanger Institute, a leading genomics research center based in the UK, to be its sole imaging development partner in the Atlas of Gene Expression project. We have the exclusive worldwide commercial rights to sell the various Ariol applications developed under the agreement. We also formed a clinical research imaging collaboration with The University of Texas M.D. Anderson Cancer Center, through which our Ariol and SPOT systems are used by the cancer center’s clinical research laboratories in ongoing research programs to more precisely characterize gene and protein expression patterns in a wide range of cancers. Additionally, we entered into a clinical research imaging collaboration with the Department of Anatomic Pathology at The Cleveland Clinic Foundation, which uses our Ariol system in its pathology research programs.

In 2004, we introduced Ariol 2.0, which included an expanded suite of applications for the Ariol platform. In addition to panel-based IHC analysis and tissue or cellular rare event detection, applications now include microvessel density quantification (angiogenesis), ploidy, immunofluorescence, and tissue microarray. Ariol combines the ability to find targeted cancer cells using brightfield microscopy techniques, in which microscopes use white light to illuminate tissues and cells, with our decade-long experience in fluorescence microscopy imaging and analysis, which uses narrow wavelengths of light to detect fluorescent tags that have been inserted into the cells or tissue sections being examined under a microscope. Taken together, these technologies allow pathologists using Ariol to analyze the proteins on or within a cell while simultaneously assessing which genes within that cell have been activated or expressed. Both protein and gene expression data are emerging as required parameters when assessing the precise nature of a given tumor or cancer cell. Gene and protein expression data are increasingly being used to select the most effective cancer therapies for individual patients.

Also in 2004, we formed a new wholly-owned subsidiary, CTC, Inc., to develop and commercialize a system for the detection, quantification and characterization of tumor cells in circulating blood. The system in development leverages Ariol’s well-established rare cell detection capabilities.

Cancer and Prenatal Cytogenetics

All genetic information in an organism is contained in its chromosomes, made up of strands of DNA and associated protein molecules. DNA is comprised of paired nucleotide bases and genetic information is encoded by the specific order of the nucleotide bases within units called genes. Genes are organized linearly along the chromosomes and carry the required information for the synthesis of the proteins that provide the structural components of cells and tissues, as well as the enzymes needed for the basic biochemical and physiological functions of the cells. Chromosomal studies allow clinicians to examine genetic rearrangements at both a macro level, while studying all chromosomes of a patient simultaneously, and at a micro level, while examining specific DNA probes for individual genes or chromosomes.

In the US, approximately 600,000 cytogenetic test procedures are performed annually. Cytogenetic testing includes prenatal screening for genetic disorders using amniotic fluid or chorionic villus sampling.

Chromosomal analyses are also often performed for clinical and research purposes for the precise characterization of many different types of cancers. Cancer cells frequently demonstrate complex chromosomal abnormalities. The specific patterns of these chromosomal abnormalities may be associated with certain well-defined cancers. The chromosomal analysis of leukemias and lymphomas, for example, provides researchers with supplementary information useful in the staging or precise classification of the disease and may also provide useful indicators of patient prognosis. Similarly, advanced chromosomal analyses may allow a researcher to assess new disease in a patient to determine if it may be a recurrence of a previous cancer or an entirely different neoplasm.

As in cancer, prenatal chromosomal disorders may occur when genes or portions of genes move between chromosomes, when portions of chromosomes or the genes they contain are missing or when an abnormal number of chromosomes are present in the cell. Chromosomes can be seen with the aid of a microscope and, when stained with certain dyes, reveal light and dark bands reflecting regional variations in the DNA of the cell. Differences in size and banding pattern allow the chromosomes to be distinguished from each other or may help identify a chromosomal disorder. The most common prenatal chromosomal disorder, Down Syndrome, also known as trisomy 21, occurs when there are three copies of chromosome 21 in the human genome. Other prenatal clinical syndromes caused by the most common chromosomal abnormalities may result in mental retardation, impaired physical development and abnormal sexual development.

Prenatal testing is the process of detecting certain types of chromosomal disorders in a fetus at an early stage of pregnancy. Definitive prenatal testing is currently performed invasively, by extracting fetal cells and inspecting the chromosomes within such cells to diagnose specific genetic disorders. Fetal cells are obtained by one of two common procedures, amniocentesis or chorionic villus sampling. Once the sample is extracted it is forwarded to a cytogenetic laboratory, where the cells are cultured and deposited on a microscope slide. The slide is then examined under a microscope in order to locate and analyze a number of cells undergoing active cell division. At this point, the chromosome complement of an individual cell is visible under the microscope.

Our current products sold into this market are:

The CytoVision System

The CytoVision system is a chromosome analysis system that integrates standard karyotyping capability (the capability of presenting a standard image of chromosomes) with advanced FISH imaging technologies, including color chromosome analysis techniques. The system’s computerized image capture and analysis capabilities incorporate pattern recognition and automated chromosome classification algorithms. The system provides automated karyotyping capabilities, a variety of user-defined image enhancement and report annotation features, and full screen display options. The DNA imaging capability of the CytoVision detects and analyzes signals from DNA probes that have been applied to cell nuclei. CytoVision systems enhance images of often-faint fluorescent DNA probes and provide the operator with a range of optimized analytical tools. The systems may also be upgraded to detect genetic amplifications and deletions in tumor cells utilizing a research technique known as Comparative Genomic Hybridization, or CGH.

CytoVision ChromoScan System

The CytoVision ChromoScan is our most comprehensive system for automated chromosome analysis. The ChromoScan integrates many of the key features of our earlier products into one system capable of automated microscope slide scanning, advanced chromosome analysis and fluorescent image processing. The ChromoScan allows laboratories to automatically scan slides to locate specific cells for chromosome analysis or other genetic studies utilizing fluorescent DNA probes, thereby eliminating one of the most tedious and time-consuming aspects of cytogenetic analysis: that of manual slide scanning. The system accomplishes this in the background while simultaneously allowing the technologist to process and analyze images previously identified.

SPOT System

The SPOT genetic analysis system was introduced in 2002. The system is specifically designed to automatically detect and count fluorescent-labeled DNA probe signals in cells. It can be used in a range of applications, one of which is to assist in the detection of specific genetic abnormalities that identify which patients may respond to new molecularly targeted therapies. For example, the system is designed to automate the analysis of a fluorescent DNA probe assay that may be a factor in the selection of patients with chronic myelogenous leukemia to receive Novartis’ Gleevec therapy. Another important application is for chromosome X and chromosome Y analysis in sex-mismatched bone marrow transplant patients. A comparison of the proportion of cells belonging to the bone marrow donor versus the recipient can be used to evaluate engraftment success.

All the product modules in the CytoVision family are compatible with one another and can be easily integrated into a comprehensive network based system with common data management protocols.

PowerGene System

Our PowerGene products are integrated chromosome analysis systems often used by the larger commercial clinical laboratories. With a powerful intuitive user interface that facilitates the training of cytogenetic technologists in a variety of settings, PowerGene systems take full advantage of the ease of use features associated with Apple Macintosh platforms. We acquired the PowerGene product line in July 2000 from International Remote Imaging Systems, Inc.

QUIPS System

Our QUIPS systems offer advanced FISH imaging tools to researchers. These systems were among the first to incorporate high sensitivity digital imaging capabilities along with the ability to analyze new DNA probe techniques such as M-FISH and pre-implantation cytogenetics. Also, based on the Apple Macintosh platform, QUIPS systems allow researchers who have developed techniques on Apple systems to continue their research with the most current hardware and software solutions for the Macintosh. We acquired the QUIPS product line in 1999 from Vysis, Inc.

Cancer Pathology: Testing

There are an increasing number of therapeutic products either being marketed or under development by the pharmaceutical industry that target specific abnormalities in genes or proteins found in cancer patients. Generally, these therapeutics require sophisticated diagnostic tests to determine which patients have a specific abnormality and would therefore be candidates for the therapy under consideration. The FDA often requires this advance selection of patients before approval of a highly specific therapy. The necessary diagnostic tests are typically conducted on a tissue sample of the tumor and can utilize various staining techniques to detect a protein or gene of interest. These tests may require brightfield microscopy in order to interpret protein expression patterns or fluorescent microscopy to interpret DNA probe results. Interpretation and analysis of the tests can be conducted either manually through a microscope or with an instrument such as our Ariol system that automates the imaging and interpretation of pathology assays. The Ariol system provides the pathologist with the capability to automatically detect cells of interest in a tissue specimen and to precisely qualify the results of a wide range of tests.

The Ariol system offers a broad range of multiparametric analyses to aid pathologists in the interpretation of complex test results. For example, it can be used to assist pathologists and researchers in their review of key breast cancer tests. These include immunohistochemistry, or IHC, breast cancer tests that examine the following biological factors:

•	HER-2/neu

•	Ki-67—cell proliferation marker

•	estrogen receptor (ER)—tumor hormone receptor marker

•	progesterone receptor (PR)—tumor hormone receptor marker

•	p53—tumor suppressor oncogene

•	AE1/AE3—pan-cytokeratin antibody

•	nuclear IHC markers

•	cytoplasmic IHC markers.

In 2003, we applied for clearances from the FDA for three IHC applications for the Ariol system—HER-2/neu IHC, ER and PR. The FDA cleared these three applications in the first quarter of 2004.

The other IHC applications discussed above are released to clinical and research sites for research use, pending application to the FDA for full clearance of the applications for routine clinical use. With regard to these uncleared cancer pathology applications, we have developed, or are developing, data on these uses and other applications of the Ariol system in various studies. However, until we submit and obtain clearances from the FDA, we cannot make medical or diagnostic claims for these applications.

Cancer Pathology: Rare Cell/Micrometastasis Detection

Micrometastasis is the spread of cancer away from the primary tumor that is not detectable with routine testing methods. Typically, these metastases are too limited in size to be observed using routine examination techniques. The majority of micrometastases are attributable to a subset of cancer known as carcinomas, a malignant growth that arises from epithelial cells found in the skin or the lining of body organs. Carcinomas tend to infiltrate into adjacent tissue and then spread (metastasize) to distant organs such as bone, liver, lung or the brain. The initial application for micrometastases testing is found among patients at the time of initial diagnosis for breast, prostate, colorectal and gastric carcinomas. When micrometastatic cells are identified in distant locations, the staging of the patient’s disease will typically change to reflect the presence of distant metastases, an indication of much more advanced disease. This testing is expected to be performed in addition to normal staging parameters and will aid in the most appropriate diagnosis and treatment of these patients.

This market is large and developing with over 1.2 million new carcinoma cases diagnosed each year and approximately 6.2 million patients being monitored for the recurrence of cancer on an annual basis. Early detection and treatment of micrometastatic disease would result in improved patient outcomes and significant cost savings to the health care system.

In 2004, we formed a new wholly-owned subsidiary, CTC, Inc., to develop and commercialize a system, including related testing reagents, for the detection, quantification and characterization of tumor cells in circulating blood. The system in development leverages Ariol’s well-established rare cell detection capabilities. We are currently working on developing testing reagents in support of our efforts to develop and commercialized a product for this market.

Cancer Pathology: High Throughput Screening

In 2003, we entered into an agreement with the Wellcome Trust Sanger Institute, a leading genomics research center based in the UK, to be its sole imaging development partner in the Atlas of Gene Expression project. The goal of the Atlas of Gene Expression is to map human protein expression patterns at the cellular level. The majority of diseases, including cancers, involve an imbalance in protein expression. These can result from genomic abnormalities or from a variety of metabolic causes. The project will systematically map and compare protein expression in both normal and disease states, using recombinant antibodies to image and analyze tissue samples. The Atlas of Gene Expression may then be used to establish targets for diagnostic tests and therapies for various diseases. Under the agreement, we have undertaken the development of proprietary applications for high throughput analysis of tissue samples using our Ariol system. We have the exclusive worldwide commercial rights to sell the various Ariol applications developed under the agreement.

Plant and Animal Genetics

An active area of basic research and commercial product development is the advanced analysis of plant and animal genomes. Researchers apply chromosome analysis techniques to plants and animals that have wide variations in the makeup of their chromosome complements. The analysis of chromosomes from animal and plant species has proven valuable in the development and testing of genetic improvements to crops, in cancer studies using animal models and in different veterinary applications. This market is served by our proprietary Genus system. Genus was adapted from technology pioneered on our CytoVision systems. Genus incorporates flexible modules that allow researchers to customize the system, for studies of specific plant or animal species.

Sales, Marketing and Distribution

We currently sell our image analysis products to government and private clinical laboratories, hospital laboratories, research institutions, universities, biotech companies and pharmaceutical companies. In North America, we sell our products directly to end-users. In March 2005, we entered into an agreement with Clarient, Inc., granting non-exclusive rights to sell our Ariol product to certain customers. As of August 1, 2005, the North American commercial organization consisted of 19 sales, service and application support specialists. Outside of North America, we sell our products either directly, through independent distributors, or through local agents who are remunerated on a commission basis. We manage our international sales and distribution activities from Applied Imaging International Ltd., a wholly owned subsidiary located in the UK. As of August 1, 2005, the international commercial organization consisted of 15 sales, service and application support professionals, based in the UK and Israel. A partner of our distributor in Spain, Olympus Tecnicas, is also an investor in our company.

Because our products are technically sophisticated, we employ scientifically qualified and highly trained product specialists to support the sales staff in all major markets. Additionally, we offer an annual instrument maintenance program to our customers. Our marketing activities include product advertising and participation in trade shows and product seminars.

Sales by segment and geographic region are included in Footnote (11) in the Notes to the Consolidated Financial Statements.

Manufacturing

We assemble and test components and subassemblies made by outside vendors to our specifications and manufacture only when we believe significant value can be added. We order components and subassemblies to forecast and assemble specific configurations on receipt of firm orders. Our investigational and clinical products are subject to regulation by the FDA and all products are subject to regulation by US government export controls, primarily as they relate to the associated personal computers.

Under current law, if we manufacture finished devices in the US, we will be required to comply with the FDA’s Quality System Regulation and the State of California’s current Good Manufacturing Practice, or GMP, regulations. In addition, the FDA and/or the California authorities may inspect our manufacturing facilities on a regular basis to determine such compliance. Our facilities in Newcastle, England and San Jose, California have successfully completed periodic third-party audits that resulted in certification under ISO 13485 guidelines for medical device companies. Our ISO certification is specifically for the design, manufacture, installation and support of cancer and genetic testing equipment.

Research and Development

Our research and development efforts include various research, product development, clinical evaluation and testing, quality assurance, regulatory and process development activities. The current focus of our research and development efforts is the advancement of our suite of applications in clinical cytogenetics, continued enhancement of our OncoPath systems, including new applications and the development of the system and related testing reagents for the detection, quantification and characterization of circulating tumor cells in the blood of cancer patients. In March 2005, we entered into a cross-license agreement with Clarient for reciprocal non-exclusive licenses to brightfield technology.

We have obtained an exclusive option from StemCell Technologies, Inc., or STI, for a technology that may allow for the detection of circulating tumor cells in peripheral blood samples. The option from STI has an initial term of five years, beginning on July 2, 2001. We maintain exclusivity on the technology through minimum purchases. We are developing a consumable reagent kit that will be used to prepare a blood sample containing circulating tumor cells for analysis on the Ariol platform. We are also evaluating strategic relationships with partners that have the potential to accelerate time to market for the integrated circulating tumor cell system.

In 2003, we formed a Scientific Advisory Board to provide advice and direction in scientific research and product development for our OncoPath systems. The Board is comprised of academics and medical professionals representing a wide range of research and clinical interests in the field of cancer and pathology. As a result, we believe we have assembled a distinguished international membership with a deep understanding of clinical trends, which will be instrumental in identifying new applications for our OncoPath systems.

Also in 2003, we entered into an agreement with the Wellcome Trust Sanger Institute, a leading genomics research center based in the UK, to be its sole imaging development partner in the Atlas of Gene Expression project. The goal of the Atlas of Gene Expression is to map human protein expression patterns at the cellular level. The majority of diseases, including cancers, involve an imbalance in protein expression. These can result from genomic abnormalities or from a variety of metabolic causes. The project will systematically map and compare protein expression in both normal and disease states, using recombinant antibodies to image and analyze tissue samples. The Atlas of Gene Expression may then be used to establish targets for diagnostic tests and therapies for various diseases. Under the agreement, we have undertaken the development of proprietary applications for high throughput analysis of tissue samples using our Ariol system. We have the exclusive worldwide commercial rights to sell the various Ariol applications developed under the agreement.

Patents and Proprietary Rights

We have pursued patent protection and to date have been granted thirteen patents and have other patent applications pending in the US. Our patent portfolio also includes multiple patents and pending applications that protect our technology in other countries.

In addition to patents, we rely upon trade secrets, know-how and contractual arrangements to protect certain of our proprietary information and products. We also generally enter into confidentiality agreements with our employees and consultants designed to both protect our confidential information and prevent the disclosure of confidential information of prior employers and others.

We also rely upon trademarks to protect certain of our products, and hold US trademark registrations for the marks “Ariol”, “CytoVision”, “Genus”, “PowerGene” and “RxFISH.” Registration for “Genus” is pending in a certain foreign jurisdiction, and we hold registrations for the other aforementioned marks and the mark “QUIPS” in certain foreign jurisdictions. We also have certain other trademark rights in the US and other countries.

Competition

The market for our cytogenetic products is highly competitive. We believe that our primary competitors in this market include Metasystems, Leica Microsystems and Applied Spectral Imaging. The principal competitive factors in this market are product features offered, ease of use, and clarity of output, customer service capabilities, price and installed base. We believe that we compete favorably with regard to these factors.

The market for the Ariol system in cancer pathology is relatively new and under development. Currently, our primary competitor in this market is Clarient, Inc. (formerly known as ChromaVision Medical Systems, Inc.). We believe Ariol’s ability to analyze both proteins and genes in cells distinguishes us from the competition.

The market for circulating tumor cells is new and under development. If we are able to develop and commercialize a product, our primary competitor in this market will be Immunicon Corporation and its marketing partner Veridex, a Johnson and Johnson company, although we expect other companies to enter this market as well.

Government Regulation

The testing, manufacturing, labeling, distribution, sales, and marketing of our products are subject to government regulation in the US and in other countries. We believe that our future success will be significantly dependent upon commercial sales of our OncoPath product family, consisting of our Ariol and CytoVision systems. These systems are currently used for a number of applications. Before we can promote these systems for specific applications in the US, we need to obtain FDA clearances. We have 510(k) clearance for our Ariol, CytoVision and PowerGene systems in the US. We also have obtained FDA clearance from the FDA to market the Ariol for in vitro diagnostic use as an aid to pathologists in the detection, classification, and counting of cells of interest based on particular color, intensity, size, pattern and shape.

In the US, our products are also subject to regulation in the State of California whose requirements in this area include registration with the state and compliance with state GMP regulations.

In March 2003, we received a warning letter from the FDA regarding our promotional material for specific applications on the Ariol system. The letter required us to modify our promotional practices for specific applications of the Ariol system until we obtain any required FDA clearances. We responded to the FDA’s letter and subsequently received a letter from the FDA, dated June 16, 2003, concluding that our response appeared to be adequate in order to ensure compliance with the Federal Food, Drug, and Cosmetic Act as it relates to marketing the Ariol system.

Before a new medical device can be introduced into the market, the manufacturer must obtain FDA clearance of a 510(k), Premarket Approval, or PMA, unless the device is exempt from the requirement of such clearance or approval. A 510(k) clearance will be granted if the submitted information establishes that the device is substantially equivalent to a legally marketed Class I or II medical device or to a legally marketed Class III device that does not itself require an approved PMA prior to marketing, or predicate device. A 510(k) must contain information to support a claim of substantial equivalence, which may include laboratory test results or the results of clinical studies of the device in humans. The FDA is required to review 510(k) submissions within 90 days. However, the FDA may take from five to twelve months, or longer, from the date of submission to give 510(k) clearance, and sometimes 510(k) clearance may never be obtained. The FDA may determine that a device is not “substantially equivalent” to a predicate device, or that additional information is needed before a substantial equivalence determination can be made.

In addition to domestic regulation of medical devices, our current products and the products we have under development are subject to corresponding regulations governing safety processes, manufacturing processes and quality in foreign jurisdictions in which we operate or such products are sold. Following the adoption of the In Vitro Diagnostic Medical Device Directive of October 27, 1998, the European Community and its member countries have imposed more substantial regulation on in vitro diagnostic devices and equipment-like medical devices, and such regulation may affect our current products and products under development.

Marketed devices are subject to pervasive and continuing regulatory oversight by the FDA and other agencies, including record-keeping requirements and reporting of adverse experiences with the use of the device. Device manufacturers are required to register their establishments and list their devices with the FDA and certain state agencies. The Federal Food, Drug, and Cosmetic Act and certain state laws require that medical devices be manufactured in accordance with the QSR. Manufacturing facilities are subject to periodic inspection by the FDA and certain state agencies on a periodic basis to monitor compliance with GMP, QSR and other requirements.

We are also subject to other federal, state, local and foreign laws, regulations and recommendations relating to safe working conditions and good laboratory practices. The extent of government regulation that might result from any future legislation or administrative action cannot be accurately predicted.

Employees

As of August 1, 2005, we employed a total of 70 people, including 18 in research and development, 7 in manufacturing, 36 in sales, marketing and technical support, and 9 in finance and administration. As of August 1, 2005, 43 of our employees were based in the US, 26 in the UK and 1 in Israel. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good.

Properties

Our corporate headquarters are located in an approximately 24,095 square foot facility in San Jose, California, under a lease, which terminates on June 30, 2009. We have the right to extend the lease in San Jose for an additional five years. In the UK, we lease an approximately 10,000 square foot facility in Newcastle under a lease that terminates on July 2, 2008. We also lease approximately 4,400 square feet in League City, Texas that we are in the process of trying to sublease. This lease expires on October 31, 2006. We have not been able to sublease our League City, Texas office.

Legal Proceedings

In February 2004, we were sued by Clarient, Inc. The lawsuit claimed that our Ariol system infringed on three Clarient patents. Clarient sought damages, as well as an injunction barring us from, among other things, making, using, or selling any device in the United States that used Clarient’s patents-in-suit. The case settled in March 2005. Under terms of the settlement, the two companies have granted each other non-exclusive, worldwide licenses allowing for use of their respective brightfield and fluorescent microscopy patent portfolios for pathology applications. Also, as part of the settlement, Clarient will assume non-exclusive distribution rights to Ariol, our pathology workstation, for select applications in drug discovery and development.

As of August 1, 2005, we are not party to any material pending litigation.

Available Information

Our website is http://www.aicorp.com. We provide free of charge, on or through our website, our annual, quarterly and current reports, as well as any amendments to these reports, as soon as reasonably practicable after electronically filing these reports with the SEC.

Information contained on our website is not a part of this report. We have adopted a code of ethics applicable to our principal executive, financial and accounting officers. We make available free of charge, on or through our website’s investor relations page, our Code of Business Ethics.

The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements of Applied Imaging. All reports that we file with the SEC may be read and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our directors and executive officers as of August 1, 2005:

Name	Age	Position(s)
Robin Stracey	47	President and Chief Executive Officer
Terence J. Griffin	43	Corporate Vice President and Chief Financial Officer
Diane C. Day	52	Corporate Vice President, RA/QA and Clinical Affairs
Padraig O’Kelly	47	Corporate Vice President Product Development and Manufacturing
John F. Blakemore, Jr. (1) (2)	65	Director
Jack Goldstein, PhD	58	Director
Carl W. Hull	47	Director
Andre F. Marion (1)	69	Director
G. Kirk Raab (2)	69	Director
Pablo Valenzuela, PhD (1) (2)	64	Director

(1)	Messrs. Blakemore, Jr., Marion and Valenzuela are members of the Audit Committee and the Nominating and Corporate Governance Committee.

(2)	Messrs. Blakemore, Jr., Raab and Valenzuela are members of the Compensation Committee.

Robin Stracey. Mr. Stracey joined Applied Imaging in November 2003 as President and Chief Operating Officer. Mr. Stracey has over 20 years of diagnostic and life sciences experience, and an extensive international operating background. Mr. Stracey was promoted as Chief Executive Officer in January 2005. Prior to joining Applied Imaging, Mr. Stracey was the Vice President and General Manager of a Chromatography and Mass Spectrometry business unit of Thermo Electron Corporation, where he was responsible for all aspects of a business unit providing sophisticated capital equipment and consumables to drug discovery, clinical and life sciences customers worldwide. Mr. Stracey was also previously a Corporate Vice President of Dade Behring and the General Manager of Syva Inc., a leading supplier of specialized diagnostic reagents. Mr. Stracey has a BSc degree with honors in life sciences from the University of Nottingham in the UK. He is a graduate of the Executive Program at the Stanford University Graduate School of Business.

Terence J. Griffin. Mr. Griffin joined Applied Imaging in March 2005 as Corporate Vice President and Chief Financial Officer. Mr. Griffin was previously a consultant to Applied Imaging’s Audit Committee. Prior to joining Applied Imaging, from April 2000 to April 2004 Mr. Griffin was the Vice President, Chief Financial Officer and Secretary of Symphonix Devices, Inc., a medical technology company that developed products to improve communication ability and quality of life for the hearing-impaired. From June 1999 to March 2000, Mr. Griffin was Vice President and Chief Financial Officer of Zangle, Inc., a software company providing real-time student information to parents via the internet. From 1993 to May 1999, Mr. Griffin was Sr. Vice President and Chief Financial Officer of Insync Systems Inc. a manufacturer of subsystems for the semiconductor industry. Mr. Griffin received a BS in accounting from Loyola Marymount University.

Diane C. Day. Ms. Day joined Applied Imaging in May 2000 as Corporate Vice President, RA/QA and Clinical Affairs. Ms. Day has over 15 years experience in regulatory affairs, clinical trials, and quality systems. Most recently, she was Vice President of Regulatory Affairs and Quality for Abaxis, Inc., a medical products company manufacturing point-of-care blood analysis systems. Prior to that, Ms. Day held a number of regulatory, clinical, and quality management positions with Chiron Corporation and Ciba Corning Diagnostics from July 1990 to July 1997. Ms. Day holds a Bachelor in Biological Sciences from San Francisco State University and an MBA from Notre Dame, Belmont, CA.

Padraig S. O’Kelly. Mr. O’Kelly joined Applied Imaging in June 1992 as Engineering Director and was responsible for the introduction of Applied Imaging’s CytoVision product family. He was promoted to Corporate Vice President Product, Development and Manufacturing for Applied Imaging in October 1999 with responsibility for all instrumentation product development and manufacturing operations. He was named Managing Director of Applied Imaging’s UK subsidiary in January 2005. From 1982 to 1992, he held a number of management and senior engineering positions in Marconi Simulation, part of the General Electric Company, a manufacturer of simulation and training systems for military and commercial applications. Prior to that, he worked at Ferranti Ltd., designing control software for inertial navigation systems. Mr. O’Kelly holds a BSc in mathematics from Imperial College, London.

John F. Blakemore, Jr. Mr. Blakemore has been a director of Applied Imaging since December 1987 and has 30 years of general and financial management experience. Since 1987 he has been an independent investor and consultant. Mr. Blakemore was also a director, Vice President and CFO of Pro-Log Corp., an industrial computer company. Mr. Blakemore holds a BS in Mechanical Engineering and an MBA from Stanford University.

Jack Goldstein, PhD. Dr. Goldstein has been a director of Applied Imaging since May 1997. Since February 2005, Dr. Goldstein has been President and Chief Operating Officer of Chiron Corporation. Previously, Dr. Goldstein was President of Chiron Corporation’s Blood Testing division, Vice President of Chiron and also served as a member of Chiron’s executive committee. Prior to joining Chiron, he was CEO of Applied Imaging from April 1997 through January 2001 and Chairman of the Board from April 1999 through November 2002. Dr. Goldstein holds a BA degree in Biology from Rider University, an MS in Immunology and a PhD in Microbiology from St. John’s University.

Carl W. Hull. Mr. Hull has been a director of Applied Imaging since May 2000. Mr. Hull is Vice President and General Manager of the SDS/Arrays division of Applied Biosystems, Inc. Prior to joining Applied Biosystems in January 2005, Mr. Hull held a variety of positions with Applied Imaging. Mr. Hull joined Applied Imaging as Vice President of Worldwide Marketing in August 1997. In January 1999 he also became Vice President of Sales. In September 1999, Mr. Hull was appointed President and Chief Operating Officer. In January 2001 he was appointed President and Chief Executive Officer. From 1982 to 1996, he served in various marketing and sales management positions at Abbott Laboratories. Mr. Hull received his MBA from the University of Chicago and a BA in Political Science and International Relations at The Johns Hopkins University.

Andre F. Marion. Mr. Marion has been a director of Applied Imaging since November 1995. Mr. Marion was a founder of Applied Biosystems, Inc., a supplier of instruments for biotechnology research, and served as its Chief Executive Officer from 1986 to 1993, and its Chairman of the Board from 1987 to February 1993, when it merged with the Perkin Elmer Corporation, a manufacturer of analytical instruments. Mr. Marion served as Vice President of Perkin Elmer and President of its Applied Biosystems Division until his retirement in February 1995. Mr. Marion is an independent consultant and also a director of Cygnus Corporation, Molecular Devices Corp. and Aclara Biosciences Corp. Mr. Marion holds a degree in engineering from the French Ecole Nationale Superieure d’Ingenieurs Arts et Metiers in both Mechanical and Electronic Engineering.

G. Kirk Raab. Mr. Raab has been a director of Applied Imaging since 1996 and was elected Chairman of the Board in November 2002. From 1985 to January 1990, Mr. Raab served as President, Chief Operating Officer and a Director of Genentech, Inc., and from January 1990 to July 1995, he served as Genentech’s President, Chief Executive Officer and a Director. Prior to joining Genentech, Inc. in 1985, Mr. Raab was President, Chief Operating Officer, and a Director of Abbott Laboratories, and before that, held executive positions with Beecham Group, AH Robins and Pfizer, Inc. He is also Chairman of Protalex Inc., Chairman of Connetics Corporation and a director of various private companies. Mr. Raab is a Trustee Emeritus of Colgate University, an honorary fellow of Exeter College of Oxford University, England. He holds an AB degree from Colgate University.

Pablo Valenzuela PhD. Dr. Valenzuela has been a director of Applied Imaging since April 1999. Dr. Valenzuela, has over 20 years of experience in the biotechnology industry, and is currently President and founder of Bios Chile. Dr. Valenzuela was a co-founder of Chiron Corporation and served as Chiron’s Senior Vice President,

Biological Research and Development until his retirement in 2000. Dr. Valenzuela holds a PhD from Northwestern University.

Board of Directors

Pursuant to our Restated Certificate of Incorporation and Bylaws, our Board of Directors is currently comprised of up to eight persons, divided into three classes serving staggered terms of three years. Currently, there are two directors in Class I, two directors in Class II, and two directors in Class III. There are two unfilled director positions, one in Class I and one in Class II. Two Class III directors were elected at the 2005 Annual Meeting of Stockholders. The Class I directors will be elected at our 2006 Annual Meetings of Stockholders and the Class II directors will be elected at our 2007 Annual Meeting of Stockholders. Each of the two Class III directors elected at the annual meeting will hold office until the 2008 Annual Meeting of Stockholders, or until the earlier of their resignation or removal.

There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of these committees operates under written charters adopted by the Board of Directors. These charters are available on our website at http://www.aicorp.com.

Audit Committee and Audit Committee Financial Expert. We have a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee currently consists of three directors: Messrs. Blakemore, Marion, and Valenzuela, all of whom are “independent” as independence for Audit Committee members is defined in the Nasdaq listing standards. Mr. Blakemore serves as Chairman of the committee. The Audit Committee reviews the internal accounting procedures of the Company, and reviews with management and Applied Imaging’s independent accountants our audited financial statements and quarterly reports that are filed with the SEC. The Committee is also responsible for evaluating the performance and fees of our independent accountants and recommending to the Board the appointment of our independent accountants. The Audit Committee does not have a member who meets the requirements of financial expert as defined by the Securities and Exchange Commission. The Board of Directors believes that the requisite skills are available in the Audit Committee, or in the outside world on a contract basis, to fulfill the obligations of the Committee.

Compensation Committee. The Compensation Committee consists of directors Blakemore, Raab and Valenzuela. The Compensation Committee reviews and recommends to the Board the compensation and benefits of all executive officers of the Company and establishes and reviews general policies relating to compensation and benefits of employees of the Company.

Nominating Committee. The Nominating and Corporate Governance Committee, or the Nominating Committee, consists of directors Blakemore, Marion, and Valenzuela, all of whom are independent under the listing standards of the Nasdaq Stock Market. The Nominating Committee assists the Board in identifying qualified individuals to become directors, determines the composition of the Board and its committees, monitors the process to assess Board effectiveness and helps develop and implement our corporate governance guidelines.

Compensation Committee Interlocks and Insider Participation

There are currently no employee directors serving on the Compensation Committee. No member of our Compensation Committee nor any executive officer has a relationship that would constitute an interlocking relationship with executive officers or directors of another entity.

Director Compensation

Messrs. Blakemore, Marion, Goldstein and Valenzuela receive $1,200 per regular meeting attended, and all directors receive reimbursement of travel expenses from us for their service as members of the Board of Directors. Mr. Raab receives $50,000 per year for his services as Chairman of the Board. Committee members receive $500 for attendance at committee meetings, unless the committee meets on the same day as a Board of Directors meeting. Each director who is not also an employee or consultant of ours, also known as an outside director, receives an option to purchase 6,250 shares upon joining the Board of Directors and subsequent annual options to purchase 2,500 shares. It is expected that, consistent with past grants to outside directors, each option granted will become exercisable ratably over a four-year period. The term of such options has been and is expected to be ten years from the date of grant, provided that such options shall terminate three months following the termination of the optionee’s status as a director (or twelve months if the termination is due to death or disability.) The exercise price of all options granted has been and is expected to be equal to the fair market value of our common stock on the date of the grant, as determined in accordance with the applicable option plan.

Code of Business Ethics

We have a Code of Business Ethics that applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of this code is available on our website at http://www.aicorp.com. We intend to disclose any changes in or waivers from our code of ethics by posting such information on our website or by filing a Form 8-K.

Executive Compensation

The following table sets forth the compensation awarded to, earned by, or paid by the Company during the last three fiscal years to (i) our Chief Executive Officer, our former Chief Executive Officer and (ii) each of the other four most highly compensated executive officers (Named Executive Officers) of the Company, whose salary plus bonus exceeded $100,000 in fiscal year 2004.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation Awards Securities Underlying Options (#)	All Other Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)
Carl W. Hull (1) Former Chief Executive Officer	2004 2003 2002	239,583 250,000 180,000	— — 50,000	— 20,000 31,250	165,782 2,887 31,605	(5) (5) (5)

Barry Hotchkies (2) Former Executive Vice President and Chief Financial Officer	2004 2003 2002	126,667 190,050 164,000	— — 18,000	— 10,000 12,500	4,831 6,517 5,797	(6) (6) (6)

Robin Stracey (3) President and Chief Executive Officer	2004 2003	233,004 29,125	40,000 —	— 50,000	6,672 —	(7)

Diane C. Day Corporate Vice President, RA/QA and Clinical Affairs	2004 2003 2002	148,750 140,000 130,000	— — 18,000	10,000 10,000 12,500	5,846 4,581 2,799	(8) (8) (8)

Padraig S. O’Kelly Corporate Vice President Product Development and Manufacturing	2004 2003 2002	160,190 136,700 114,380	— — 17,458	10,000 13,750 15,250	22,609 19,295 17,631	(9) (9) (9)

Virginia M. Garcia (4) Former Controller	2004 2003 2002	106,213 99,300 94,500	— — 2,000	2,500 1,000 1,000	4,309 2,979 2,865	(10) (10) (10)

(1)	Mr. Hull’s employment with Applied Imaging terminated on December 31, 2004.

(2)	Mr. Hotchkies’ employment with Applied Imaging terminated on August 31, 2004.

(3)	Mr. Stracey was appointed as Applied Imaging’s Chief Executive Officer on January 1, 2005.

(4)	Ms. Garcia’s was Applied Imaging’s interim principal financial and accounting officer after the departure of Mr. Hotchkies. Ms. Garcia’s employment with Applied Imaging terminated on February 24, 2005.

(5)	For 2004 consists of $132,000 of severance paid, $26,110 of accrued vacation paid, $6,008 contributed to Applied Imaging’s retirement plan and $1,664 in insurance premiums paid by Applied Imaging; for 2003 consists of $1,688 contributed to Applied Imaging’s retirement plan and $1,199 in insurance premiums paid by Applied Imaging; and for 2002, consists of $23,834 forgiveness of a relocation loan, $6,900 contributed to Applied Imaging’s retirement plan and $871 in insurance premiums paid by Applied Imaging.

(6)	For 2004 consists of $3,800 contributed to Applied Imaging’s retirement plan and $1,031 in insurance premiums paid by Applied Imaging; for 2003, consists of $5,701 contributed to Applied Imaging’s retirement plan and $816 in insurance premiums paid by Applied Imaging; and for 2002, consists of $4,931 contributed to Applied Imaging’s retirement plan and $866 in insurance premiums paid by Applied Imaging.

(7)	For 2004 consists of $4,668 contributed to Applied Imaging’s retirement plan and $2,004 in insurance premiums paid by Applied Imaging.

(8)	For 2004 consists of $4,482 contributed to Applied Imaging’s retirement plan and $1,364 in insurance premiums paid by Applied Imaging; for 2003, consists of $3,850 contributed to Applied Imaging’s retirement plan and $731 in insurance premiums paid by Applied Imaging; and for 2002, consists of $2,113 contributed to Applied Imaging’s retirement plan and $686 in insurance premiums paid by Applied Imaging.

(9)	For 2004 consists of $9,099 contributed to a private pension scheme and $13,510 car allowance paid by Applied Imaging; for 2003, consists of $7,766 contributed to a private pension scheme and $11,529 car allowance paid by Applied Imaging; and for 2002 consists of $7,096 contributed to a private pension scheme and $10,535 car allowance paid by Applied Imaging.

(10)	For 2004 consists of $3,192 contributed to Applied Imaging’s retirement plan and $1,117 in insurance premiums paid by Applied Imaging; for 2003, consists of $2,979 contributed to Applied Imaging’s retirement plan and for 2002, consists of $2,865 contributed to Applied Imaging’s retirement plan.

Stock Option Grants in Last Fiscal Year

The following table sets forth information with respect to stock options granted pursuant to our 2000 Stock Plan during the fiscal year ended December 31, 2004 to each of the executive officers named in the Summary Compensation Table above.

The amounts shown as potential realizable value represent hypothetical gain that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value at the date of grant. The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Commission and do not represent our estimate of projection of the future price of our common stock. Actual gains, if any, on stock option exercises depend on the future performance of the trading price of our common stock. The amounts reflected in the table may not necessarily be achieved.

	Individual Grants
Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal 2004 (2)	Exercise Price Per Share (3)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Options Term (4)
					5%	10%
Carl W. Hull (5)	—	—	—	—	—	—
Barry Hotchkies (6)	—	—	—	—	—	—
Robin Stracey	—	—	—	—	—	—
Diane C. Day	10,000	11%	$2.12	11/17/2014	$13,333	$33,787
Padraig S. O’Kelly	10,000	11%	$2.12	11/17/2014	$13,333	$33,787
Virginia M. Garcia (7)	2,500	3%	$2.12	11/17/2004	$3,333	$8,446

(1)	Options were granted under the 1998 Plan and generally vest over four years from the date of commencement of employment.

(2)	Based on an aggregate of 93,500 options granted by Applied Imaging in the year ended December 31, 2004 to employees of and consultants to Applied Imaging, including the Named Executive Officers.

(3)	The exercise price per share of each option was equal to the closing price of the common stock at close of market on the last trading day before the date of grant as determined by the Board of Directors.

(4)	The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of our common stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The assumed rates of appreciation are specified in SEC rules and do not represent Applied Imaging’s estimate or projection of future stock prices. Actual gains, if any, resulting from stock option exercises and common stock holdings are dependent on the future performance of the common stock and the option holders’ continued employment through the vesting period. There can be no assurance that the amounts reflected in this table will be achieved.

(5)	Mr. Hull’s employment with Applied Imaging terminated on December 31, 2004.

(6)	Mr. Hotchkies’ employment with Applied Imaging terminated on August 31, 2004.

(7)	Ms. Garcia’s employment with Applied Imaging terminated on February 24, 2005.

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

No stock option exercises occurred during the year ended December 31, 2004 by the named executive officers.

Employee Benefit Plans

1998 Incentive Stock Option Plan

General. The 1998 Incentive Stock Option Plan (1998 Option Plan) was adopted by the Board of Directors in February 1998 and was approved by our stockholders at our 1998 Annual Meeting. The 1998 Option Plan authorizes the Board of Directors, or one or more committees which the Board may appoint from among its members, to grant options or rights to purchase common stock. options granted under the 1998 Option Plan may be either “incentive stock options” as defined in Section 422 of the Code, or nonstatutory stock options, as determined by the Board or a Board Committee. As of August 1, 2005, 643,323 shares were subject to outstanding options at exercise prices ranging from $2.12 to $16.12 per share and 243,636 shares were available for future grant under the 1998 Option Plan.

Purpose. The general purpose of the 1998 Option Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to employees and consultants and to promote the success of our business.

Administration. The 1998 Option Plan may be administered by the Board or a Board Committee, or together, the Administrator. Each option granted under the 1998 Option Plan is evidenced by a written stock option agreement between the optionee. Subject to the other provisions of the 1998 Option Plan, the Administrator has the authority: (i) to determine the fair market value of our common stock; (ii) to select the consultants and employees to whom options and stock purchase rights may be granted under the 1998 Option Plan; (iii) to determine the number of shares of common stock to be covered by each option and stock purchase right granted under the 1998 Option Plan; (iv) to approve forms of agreement for use under the 1998 Option Plan; (v) to determine the terms and conditions, not inconsistent with the terms of the 1998 Option Plan, of any option or stock purchase right granted under the 1998 Option Plan, including the exercise price, the time or times when options or stock purchase rights may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any option or stock purchase right or the shares of common stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine; (vi) to reduce the exercise price of any option or stock purchase right to the then current fair market value if the fair market value of the common stock covered by such option or stock purchase right shall have declined since the date the option or stock purchase right was granted; (vii) to institute an option exchange program; (viii) to construe and interpret the terms of the 1998 Option Plan and awards granted pursuant thereto; (ix) to prescribe, amend and rescind rules and regulations relating to the 1998 Option Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws; (x) to modify or amend each Option or stock purchase right (subject to Section 15(c) of the 1998 Option Plan); (xi) to authorize any person to execute on behalf of Applied Imaging any instrument required to effect the grant of an Option or stock purchase right previously granted by the Administrator; and (xii) to make all other determinations deemed necessary or advisable for administering the 1998 Option Plan.

Eligibility. The 1998 Option Plan provides that options and rights may be granted to our employees and independent contractors. Incentive stock options may be granted only to employees. Any optionee who owns more than 10% of the combined voting power of all classes of outstanding stock of Applied Imaging, also known as a “10% stockholder”, is not eligible for the grant of an incentive stock option unless the exercise price of the option is at least 110% of the fair market value of the common stock on the date of grant.

Adjustment Upon Changes in Capitalization, Corporate Transactions. In the event that the stock of Applied Imaging is changed by reason of any stock split, reverse stock split, stock dividend, recapitalization or other change in the capital structure of Applied Imaging, appropriate proportional adjustments shall be made in the number and class of shares of stock subject to the 1998 Option Plan, the number and class of shares of stock subject to any option or right outstanding under the 1998 Option Plan, and the exercise price of any such outstanding option or right. Any such adjustment shall be made upon approval of the Board and, if required, the stockholders of Applied Imaging, whose determination shall be conclusive. Notwithstanding the above, in connection with any merger, consolidation, acquisition of assets or like occurrence involving Applied Imaging, each outstanding option and right shall be assumed or an equivalent option or right substituted by a successor corporation. If the successor corporation does not assume the options or substitute substantially equivalent options, then the exercisability of all outstanding options and rights shall be automatically accelerated.

Amendment, Suspensions and Termination of the 1998 Option Plan. The Board may amend, suspend or terminate the 1998 Option Plan at any time; provided, however, that stockholder approval is required for any amendment to the extent necessary to comply with Rule 16b-3 promulgated under the Securities Exchange Act of 1934 or Section 422 of the Code, or any similar rule or statute. In any event, the 1998 Option Plan will terminate automatically in the year 2008.

Federal Tax Information. Options granted under the 1998 Option Plan may be either incentive stock options, as defined in Section 422 of the Code, or nonstatutory options.

An optionee who is granted an incentive stock option will not recognize taxable income either at the time the option is granted or upon its exercise, although the exercise may subject the optionee to the alternative minimum tax. Upon the sale or exchange of the shares more than two years after grant of the option and one year after exercising the option, any gain or loss will be treated as long-term capital gain or loss. If these holding periods are not satisfied, the optionee will recognize ordinary income at the time of sale or exchange equal to the difference between the exercise price and the lower of (i) the fair market value of the shares at the date of the option exercise or (ii) the sale price of the shares. A different rule for measuring ordinary income upon such a premature disposition may apply if the optionee is also an officer, director, or 10% Stockholder of Applied Imaging. Applied Imaging will be entitled to a deduction in the same amount as the ordinary income recognized by the optionee. Any gain or loss recognized on such a premature disposition of the shares in excess of the amount treated as ordinary income will be characterized as long-term or short-term capital gain or loss, depending on the holding period.

All other options which do not qualify as incentive stock options are referred to as nonstatutory options. An optionee will not recognize any taxable income at the time he or she is granted a nonstatutory option. However, upon its exercise, the optionee will recognize taxable income generally measured as the excess of the then fair market value of the shares purchased over the purchase price. Any taxable income recognized in connection with an option exercise by an optionee who is also an employee of Applied Imaging will be subject to tax withholding by Applied Imaging. Upon resale of such shares by the optionee, any difference between the sale price and the optionee’s purchase price, to the extent not recognized as taxable income as described above, will be treated as long-term or short-term capital gain or loss, depending on the holding period.

Stock purchase rights are taxed in substantially the same manner as nonstatutory options.

The foregoing is only a summary of the effect of federal income taxation upon the optionee and Applied Imaging with respect to the grant and exercise of options under the 1998 Option Plan, does not purport to be complete, and does not discuss the tax consequences of the optionee’s death or the income tax laws of any municipality, state or foreign country in which an optionee may reside.

Employee Stock Purchase Plan

Our Employee Stock Purchase Plan (Purchase Plan) was adopted by our Board of Directors in June 1996. The Purchase Plan is intended to qualify under Section 423 of the Code. As of August 1, 2005, Applied Imaging has reserved 34,286 shares of common stock for issuance under the Purchase Plan. Under the Purchase Plan, an eligible employee may purchase shares of common stock from Applied Imaging through payroll deductions of up to 10% of his or her compensation, at a price per share equal to 85% of the lower of (i) the fair market value of our common stock on the first day of an offering period under the Purchase Plan or (ii) the fair market value of the common stock on the last day of an offering period. Each offering period will last for six months and will commence the first day on which the national stock exchanges and The NASDAQ SmallCap Market are open for trading, on or after May 1 and November 1 of each year. Any employee who is customarily employed for at least 20 hours per week and more than five months per calendar year is eligible to participate in the Purchase Plan. As of August 1, 2005, 65,714 shares have been purchased under the Purchase Plan.

Equity Compensation Plan Information

The following table provides certain information with respect to our equity compensation plans in effect as of December 31, 2004.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise of Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a)) (c)
Equity compensation plans approved by stockholders	883,456	$8.33	268,179	(1)
Equity compensation plans not approved by security holders	—	—	—

Total	883,456	$8.33	268,179

(1)	This number includes 46,319 shares that were available for issuance under the Employee Stock Purchase Plan and 221,860 shares that were available for issuance under the 1998 Incentive Stock Option Plan in each case as of December 31, 2004.

Employment Agreements, Termination of Employment and Change in Control Arrangements

Each of the executive officers of the Company listed on page 38 has entered into an Employment Agreement that provides for severance benefits in the event of involuntary termination. In the case of involuntary termination following a change of control of the Company the severance benefits include full vesting of all outstanding stock options and the payment of salary and health coverage for a period of time following such termination. All executive officers are employed “at-will” and their employment may be terminated at any time by either the Company or the employee.

In October 2001, as amended February 2002, the Company established The Applied Imaging Corp. Retention Incentive Program to provide retention incentives to officers and outside directors in the event of a change in control of the Company, and approval by the Board of Directors of any such incentive payment. Outside directors will be entitled to receive $50,000 and officers will be entitled to receive 50% of their annual salary.

In October 2001, the Company entered into an employment agreement with its then Chief Executive Officer, Carl Hull. Under the terms of that agreement, Mr. Hull received an annual salary which was $250,000 for 2004, and an annual bonus of up to 35% of his annual salary. He was also eligible for all benefits provided by the Company to its employees. In addition, the Company agreed to: (i) a severance payment equal to twelve times Mr. Hull’s then existing monthly salary in the event his employment is terminated by the Company; and, (ii) accelerated vesting of Mr. Hull’s stock options in the event of a change in control of the Company. The Company entered into a severance agreement and release agreement with Mr. Hull in connection with his resignation announced in December 2004.

On March 24, 2005, the compensation committee of Applied Imaging Corp.’s board of directors approved and on March 28, 2005 the Company executed, employment agreements with Robin Stracey, the Company’s President and Chief Executive Officer (the “Stracey Employment Agreement”), and with Terry Griffin, the Company’s Corporate Vice President and Chief Financial Officer (the “Griffin Employment Agreement”).

Pursuant to the Stracey Employment Agreement, Mr. Stracey is entitled to an annual base salary of $260,000 and an annual bonus with a target performance rate equal to 50% of Mr. Stracey’s annual base salary and a maximal goal achievement and superior corporate performance rate equal to up to 75% of Mr. Stracey’s annual base salary. Mr. Stracey is entitled to receive an option exercisable for 37,500 shares to purchase shares of the Company’s Common Stock, subject to the Company’s customary vesting terms. Mr. Stracey is an at-will employee and either party may terminate the Stracey Employment Agreement at any time. Upon a change of control of the Company, all stock options granted to Mr. Stracey will become fully vested. In the event Mr. Stracey is terminated without cause or is involuntarily terminated within 12 months after a change of control of the Company, Mr. Stracey will receive a severance payment equal to 12 months of his base salary, additional vesting benefits and continued health coverage.

Pursuant to the Griffin Employment Agreement, Mr. Griffin is entitled to an annual base salary of $195,000 and an annual bonus with a target performance rate equal to up to 30% of Mr. Griffin’s annual base salary. Mr. Griffin is entitled to receive an option exercisable for 50,000 shares to purchase shares of the Company’s Common Stock, subject to the Company’s customary vesting terms. Mr. Griffin is an at-will employee and either party may terminate the Griffin Employment Agreement at any time. Upon a change of control of the Company, all stock options granted to Mr. Griffin will become fully vested. In the event Mr. Griffin is terminated without cause or is involuntarily terminated within 12 months after a change of control of the Company, Mr. Griffin will receive a severance payment equal to 6 months of his base salary, additional vesting benefits and continued health coverage.

Limitation on Liability and Indemnification Matters

Our bylaws provide that we will indemnify our directors and executive officers, and may indemnify our other officers, employees and other agents, to the fullest extent permitted by the General Corporation Law of the State of Delaware. Our bylaws also authorize us to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to indemnify our directors and executive officers against all expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, in connection with any actual, or any threatened, proceeding if any of them may be made a party because he or she is or was one of our directors or officers. These agreements obligate us to pay these amounts only if the officer or director acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to our best interests. With respect to any criminal proceeding, we must pay these amounts only if the officer or director had no reasonable cause to believe that his or her conduct was unlawful. The indemnification agreements also set forth procedures that will apply in the event of a claim for indemnification thereunder.

In addition, our amended and restated certificate of incorporation provides that the liability of our directors for monetary damages shall be eliminated to the fullest extent permissible under the General Corporation Law of the State of Delaware. This provision in our amended and restated certificate of incorporation does not eliminate a director’s duty of care, and, in appropriate circumstances, equitable remedies such as an injunction or other forms of non-monetary relief would remain available. Each director will continue to be subject to liability for any breach of the director’s duty of loyalty to us, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for acts or omissions that the director believes to be contrary to our best interests or our stockholders, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and us, and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director’s responsibilities under any other laws, such as the federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

We also maintain insurance on behalf of our directors and officers against any loss arising from any claim asserted against them and expense incurred by them in any capacity, subject to certain exclusions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In connection with the resignation of Mr. Hull announced in December 2004, Applied Imaging entered into a severance agreement and release agreement with Mr. Hull. The terms of the agreement provide for a severance payment of $132,000 on December 31, 2004, and continued health care coverage, and a transitional consulting period during which Mr. Hull will continue to vest in his options previously granted.

SELLING STOCKHOLDERS

The 775,000 shares of our common stock, and up to an additional 193,750 shares of our common stock issuable upon exercise of warrants, covered by this prospectus were acquired by the selling stockholders from us in a private placement consummated on April 13, 2004. The shares covered by this prospectus were previously registered by a Registration Statement on Form S-3, Securities and Exchange Commission File No. 333-115057.

We prepared the following table based on the information supplied by the selling stockholders, and in Schedules 13D and 13G filed with the Securities and Exchange Commission. The selling stockholders may, however, have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which they provided such information. C.E. Unterberg, Towbin acted as placement agent in connection with the private placement. In connection with the completion of the private placement, C.E. Unterberg, Towbin received as compensation a cash fee and a warrant that is exercisable for 155,000 shares of Common Stock. Other than C.E. Unterberg, Towbin, none of the selling stockholders has held any position or office with, or has otherwise had a material relationship with, us or any of our subsidiaries within the past three years.

We do not know when or in what amounts a selling stockholder may offer shares of common stock for sale. The selling stockholders may choose not to sell any of the shares offered by this prospectus. Because the selling stockholders may offer all, some, or none of their shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholders will hold after completion of the offering. For purposes of the following table, we have assumed that the selling stockholders will sell all of the shares of common stock covered by this prospectus (including all of the shares of common stock issuable upon exercise of the warrants (without regard to limitations on exercise)), and that, therefore, there will be no shares beneficially owned by the selling stockholders after the offering except with regard to Diker Micro Value Fund, LP and Laurence W. Lytton as footnoted below. The holder of each warrant may not exercise such warrant for any shares that would result in such holder beneficially owning more than 4.999% of the outstanding common stock (including shares issuable upon such exercise) unless such holder elects to waive such limitation in accordance with the terms of the warrant. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, we believe that each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

	Shares Beneficially Owned Prior to Offering		Shares Being Offered (2)	Shares Beneficially Owned After Offering
	Common Stock			Common Stock
Name of Beneficial Owner	Shares	% (1)		Shares	% (1)
SF Capital Partners Ltd (3) c/o Staro Asset Management, LLC 3600 South Lake Drive St. Francis, WI 53235	510,006	10.5%	510,006	0	*

Diker Micro Value Fund, LP (4) c/o Diker Management, LLC 745 Fifth Avenue, Suite 1409 New York, NY 10151	328,608	6.8%	105,000	223,608	4.7%

Bluegrass Growth Fund LP (5) 115 East 57th Street, Suite 1111 New York, NY 10022	97,500	2.0%	97,500	0	*

Deephaven Small Cap Growth Fund LLC (6) 130 Chesire Lane Minnetonka, MN 55305	97,500	2.0%	97,500	0	*

MedCap Partners L.P. (7) 500 Third Street, Suite 535 San Francisco, CA 94107	97,500	2.0%	97,500	0	*

	Shares Beneficially Owned Prior to Offering		Shares Being	Shares Beneficially Owned After Offering
	Common Stock			Common Stock
Name of Beneficial Owner	Shares	% (1)	Offered (2)	Shares	% (1)
Laurence W. Lytton (8) 467 CPW #17A New York, NY 10025	25,447	*	15,000	10,447	*

MAIG Partners L.P. (9) 200 E. 57th St. Suite 12N New York, NY 10022	7,500	*	7,500	0	*

C.E. Unterberg, Towbin (10) 350 Madison Avenue New York, NY 10017	38,750	*	38,750	0	*

*	Less than one percent.

(1)	The number and percentage of shares beneficially owned are based on an aggregate of 4,784,012 shares of our common stock outstanding as of August 1, 2005, and are determined under rules promulgated by the Securities and Exchange Commission. This information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of August 1, 2005 through the exercise of any stock option or other right.

(2)	Assumes that selling stockholder sells all shares registered under this registration statement. However, to our knowledge, there are no agreements, arrangements or understandings with respect to the sale of any of our common stock, and selling stockholder may decide not to sell its shares that are registered under this registration statement. This registration statement also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(3)	Consists of 425,006 shares and warrants to purchase 85,000 shares. The shares are reported as directly owned by SF Capital Partners Ltd. Stark Offshore Management, LLC (“Stark Offshore”), acts as investment manager for, and has sole power to direct the management of, SF Capital. Each of Michael A. Roth and Brian J. Stark, the managing members of Stark Offshore Management, LLC, also report having shared voting and dispositive power over the shares.

(4)	Consists of 311,108 shares and warrants to purchase 17,500 shares. The shares are reported as directly owned by Diker Micro-Value Fund, LP. Diker GP, LLC, the general partner of Diker Micro-Value Fund, LP reports having shared voting and dispositive power over the shares directly owned by Diker Micro-Value Fund, LP. Diker Management, LLC and certain accounts managed by Diker Management, LLC also reports having shared voting and dispositive power over the shares directly owned by Diker Micro-Value Fund, LP. Diker Management, LLC is the investment manager of Diker Value-Tech Fund, LP and the investment advisor of the accounts managed by it. Each of Charles M. Diker and Mark N. Diker, the managing members of each of Diker GP, LLC and Diker Management, LLC, also report having shared voting and dispositive power over the shares reported as beneficially owned by Diker GP, LLC and Diker Management LLC.

(5)	Includes 81,250 shares and 16,250 shares issuable upon the exercise of warrants.

(6)	Includes 81,250 shares and 16,250 shares issuable upon the exercise of warrants.

(7)	Includes 81,250 shares and 16,250 shares issuable upon the exercise of warrants.

(8)	Includes 22,947 shares and 2,500 shares issuable upon the exercise of warrants.

(9)	Includes 6,250 shares and 1,250 shares issuable upon the exercise of warrants.

(10)	Includes 38,750 shares issuable upon the exercise of warrants.

PRINCIPAL STOCKHOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of August 1, 2005 for:

•	each person who we know beneficially owns more than five percent of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our current directors and executive officers as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. This table is based upon information supplied by officers, directors and principal stockholders, and in Schedules 13F and 13G filed with the Securities and Exchange Commission. Unless otherwise indicated in the footnotes to this table and subject to community property laws, where applicable, we believe that each stockholder named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

The number and percentage of shares beneficially owned are based on an aggregate of 4,784,012 shares of our common stock outstanding as of August 1, 2005, and are determined under rules promulgated by the Securities and Exchange Commission. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of August 1 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. This information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of August 1, 2005 through the exercise of any stock option or other right

Except for the purchase of securities in connection with our 2002 and 2004 private placements, none of the selling stockholders had a material relationship with us or any of our subsidiaries within the past three years.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Applied Imaging Corp., 120 Baytech Drive, San Jose, CA 95134.

Name of Beneficial Owner	Common Shares Outstanding	Options/Warrants exercisable within 60 days	Common Shares Beneficially Owned	Approximate Percent Owned
Individuals and Entities Affiliated with Special Situations Funds (1) 153 East 53rd St., Suite 51 New York, NY 10002	750,939	142,875	893,814	18.1%

Individuals and Entities Affiliated with SF Capital Partners Ltd. (2) 153 East 53rd St., Suite 51 New York, NY 10002	425,006	85,000	510,006	10.5%

Individuals and Entities Affiliated with New Enterprise Associates (3)	390,789	0	390,789	8.2%

Name of Beneficial Owner	Common Shares Outstanding	Options/Warrants exercisable within 60 days	Common Shares Beneficially Owned	Approximate Percent Owned
Individuals and Entities Affiliated with Diker Micro- Value Fund, LP (4) 745 Fifth Avenue., Suite 1409 New York, NY 10151	311,108	17,500	328,608	6.8%
Jack Goldstein, PhD	3,125	146,873	149,998	3.0%
Carl W. Hull (5)	3,387	117,706	121,093	2.5%
G. Kirk Raab	3,125	62,500	65,625	1.4%
Diane C. Day	19,167	37,655	56,822	1.2%
Padraig O’Kelly	0	51,583	51,583	1.1%
John F. Blakemore, Jr.	20,065	18,750	38,815	*
Andre F. Marion	1,175	20,000	21,175	*
Robin Stracey	0	22,916	22,916	*
Pablo Valenzuela, PhD	0	17,500	17,500	*
Barry Hotchkies (6)	9,275	0	9,275	*
Terence Griffin	0	0	0	*
All current executive officers and directors as a group (11 persons)	50,044	495,483	545,527	10.3%

*	Less than one percent.

(1)	Consists of 233,094 shares and warrants to purchase 67,150 shares held by Special Situations Fund III, L.P., 222,793 shares and warrants to purchase 52,875 shares held by Special Situations Private Equity Fund, L.P., 85,393 shares and warrants to purchase 22,850 shares held by Special Situations Cayman Fund, L.P., and 209,659 shares acquired during the first quarter of 2005. Austin W. Marxe and David M. Greenhouse, who are the controlling principals of AWM Investment Company, Inc. (“AWM”), the general partner of and investment adviser to Special Situations Cayman Fund, L.P., reported having shared voting and dispositive power over the shares held thereby. AWM also serves as the general partner of MGP Advisers Limited Partnership, the general partner of and investment adviser to Special Situations Fund III, L.P. Marxe and Greenhouse are also members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P.

(2)	Consists of 425,006 shares and warrants to purchase 85,000 shares. The shares are reported as directly owned by SF Capital Partners Ltd. Stark Offshore Management, LLC (“Stark Offshore”), acts as investment manager for, and has sole power to direct the management of, SF Capital. Each of Michael A. Roth and Brian J. Stark, the managing members of Stark Offshore Management, LLC, also report having shared voting and dispositive power over the shares.

(3)	Consists of 177,303 shares held by New Enterprise Associates V, Limited Partnership and 213,475 shares held by New Enterprise Associates VII, Limited Partnership, 5 shares held by Charles W. Newhall and 6 shares held by C. Richard Kramlich. Messrs. Newhall and Kramlich are general partners of New Enterprise Associates V, Limited Partnership and New Enterprise Associates VII, L.P., and disclaim beneficial ownership of the shares held by such entities except to the extent of their proportionate ownership therein.

(4)	Consists of 311,108 shares and warrants to purchase 17,500 shares. The shares are reported as directly owned by Diker Micro-Value Fund, LP. Diker GP, LLC, the general partner of Diker Micro-Value Fund, LP reports having shared voting and dispositive power over the shares directly owned by Diker Micro-Value Fund, LP. Diker Management, LLC and certain accounts managed by Diker Management, LLC also reports having shared voting and dispositive power over the shares directly owned by Diker Micro-Value Fund, LP. Diker Management, LLC is the investment manager of Diker Value-Tech Fund, LP and the investment advisor of the accounts managed by it. Each of Charles M. Diker and Mark N. Diker, the managing members of each of Diker GP, LLC and Diker Management, LLC, also report having shared voting and dispositive power over the shares reported as beneficially owned by Diker GP, LLC and Diker Management LLC.

(5)	Mr. Hull’s employment with Applied Imaging terminated on December 31, 2004.

(6)	Mr. Hotchkies’ employment with Applied Imaging terminated on August 31, 2004.

DESCRIPTION OF CAPITAL STOCK

General

As of the date of this prospectus, our authorized capital stock consists of 56,000,000 shares. Those shares consist of (1) 50,000,000 shares designated as common stock, with a par value of $0.001 and (2) 6,000,000 shares designated as preferred stock, with a par value of $0.001. The only equity securities currently outstanding are shares of common stock. As of August 1, 2005, there were 4,784,012 shares of common stock issued and outstanding.

The following summary of certain provisions of the common stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Restated Certificate of Incorporation which is included as an exhibit to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

Common stock

The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available for that purpose. See Dividend Policy. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Our common stock is listed on The NASDAQ SmallCap Market under the symbol “AICX.” The transfer agent and registrar for the common stock is Wells Fargo Shareowner Services.

Preferred stock

The following description of preferred stock and the description of the terms of a particular series of preferred stock that will be set forth in the related prospectus supplement are not complete. These descriptions are qualified in their entirety by reference to the certificate of determination relating to that series. The rights, preferences, privileges and restrictions of the preferred stock of each series will be fixed by the certificate relating to that series. The prospectus supplement also will contain a description of certain United States federal income tax consequences relating to the purchase and ownership of the series of preferred stock that is described in the prospectus supplement.

The Board of Directors has the authority, without further action by the shareholders, to issue up to 6,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the preferred stock. Any or all of these rights may be greater than the rights of the common stock.

The Board of Directors, without shareholder approval, can issue preferred stock with voting, conversion or other rights that could negatively affect the voting power and other rights of the holders of common stock. Preferred stock could thus be issued quickly with terms calculated to delay or prevent a change in control of us or make it more difficult to remove our management. Additionally, the issuance of preferred stock may have the effect of decreasing the market price of the common stock.

The prospectus supplement for a series of preferred stock will specify:

•	the maximum number of shares;

•	the designation of the shares;

•	the annual dividend rate, if any, whether the dividend rate is fixed or variable, the date dividends will accrue, the dividend payment dates, and whether dividends will be cumulative;

•	the price and the terms and conditions for redemption, if any, including redemption at our option at the option of the holders, including the time period for redemption, and any accumulated dividends or premiums;

•	the liquidation preference, if any, and any accumulated dividends upon the liquidation, dissolution or winding up of our affairs;

•	any sinking fund or similar provision, and, if so, the terms and provisions relating to the purpose and operation of the fund;

•	the terms and conditions, if any, for conversion or exchange of shares of any other class or classes of our capital stock or any series of any other class or classes, or of any other series of the same class, or any other securities or assets, including the price or the rate of conversion or exchange and the method, if any, of adjustment;

•	the voting rights; and

•	any or all other preferences and relative, participating, optional or other special rights, privileges or qualifications, limitations or restrictions.

Preferred stock will be fully paid and nonassessable upon issuance.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of our Restated Certificate of Incorporation and Bylaws may have the effect of preventing, discouraging or delaying a change in control and may maintain the incumbency of the Board of Directors and management. The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control. In addition, our Bylaws limit the ability of our stockholders to raise matters at a meeting of stockholders without giving advance notice.

The Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Certificate of Incorporation and the Bylaws provide that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors, by our Chief Executive Officer, or by stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting.

The Bylaws establish an advance notice procedure for stockholder proposal to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the Bylaws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the Bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us.

PLAN OF DISTRIBUTION

The selling stockholders may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by a selling stockholder. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

We are required to pay all costs, fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder. If we are notified by any selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling stockholders use this prospectus for any sale of the shares of common stock, they will be subject to the prospectus delivery requirements of the Securities Act.

The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling stockholders.

LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus and registration statement have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN ACCOUNTANTS

On May 6, 2005, Applied Imaging Corp. issued a press release announcing the engagement of Burr, Pilger & Mayer LLP as its independent registered public accounting firm to audit the Company’s financial statements as of and for the year ending December 31, 2005. The engagement is effective as of May 5, 2005.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

Applied Imaging Corp.

In our opinion, the consolidated financial statements listed in the index appearing under Item 16(b)(1) present fairly, in all material respects, the financial position of Applied Imaging Corp. and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 16(b)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PricewaterhouseCoopers LLP

San Jose, California

April 26, 2005, except for Note 15 for which the date is June 22, 2005

APPLIED IMAGING CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents	$3,927	$2,047
Restricted cash	193	178
Accounts receivable, net of allowance for doubtful accounts of $112 and $80, respectively	4,083	6,122
Inventories	1,428	1,190
Prepaid expenses and other current assets	483	1,024

Total current assets	10,114	10,561
Property and equipment, net	1,503	812
Goodwill	2,364	2,364
Other assets	51	151

Total assets	$14,032	$13,888

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Bank debt	1,531	1,728
Accounts payable	$1,453	$1,491
Accrued expenses and other	2,860	1,888
Deferred rent, current	160	—
Deferred revenue, current	3,507	5,114

Total current liabilities	9,511	10,221
Deferred rent, non-current	513	—
Deferred revenue, non-current	572	801

Total liabilities	10,596	11,022

Commitments and contingencies (Note 6)
Stockholders’ equity:
Preferred stock, $0.001 par value; 6,000,000 shares authorized; none issued and outstanding at December 31, 2004 and 2003	—	—
Common stock, $0.001 par value; 50,000,000 shares authorized; 4,771,979 and 3,990,188 shares issued and outstanding at December 31, 2004 and 2003, respectively	19	16
Additional paid-in capital	53,077	49,207
Accumulated deficit	(49,293)	(45,990)
Accumulated other comprehensive loss	(367)	(367)

Total stockholders’ equity	3,436	2,866

Total liabilities and stockholders’ equity	$14,032	$13,888

The accompanying notes are an integral part of these consolidated financial statements.

APPLIED IMAGING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(in thousands, except per share data)

	For the Year Ended December 31,
	2004	2003	2002
Revenues:
Product sales	$15,204	$13,095	$15,288
Software maintenance, service and grant revenues	5,436	5,864	5,360

Total revenues	20,640	18,959	20,648

Cost of revenues:
Product sales	6,212	5,921	6,053
Software maintenance, service and grant revenues	2,182	2,344	2,073

Total cost of revenues	8,394	8,265	8,126

Gross profit	12,246	10,694	12,522

Operating expenses:
Research and development	3,707	3,689	3,416
Sales and marketing	6,644	7,268	7,191
General and administrative	5,119	2,539	2,567
Restructuring costs	—	—	220

Total operating expenses	15,470	13,496	13,394

Operating loss	(3,224)	(2,802)	(872)
Other income (expense), net	(79)	6	(64)

Net loss	(3,303)	(2,796)	(936)
Other comprehensive loss, net of tax:
Change in unrealized gain (loss) on short-term investments	—	—	(2)

Comprehensive loss	$(3,303)	$(2,796)	$(938)

Net loss per share—basic and diluted	$(0.73)	$(0.70)	$(0.24)

Shares used to calculate basic and diluted net loss per share	4,548	3,986	3,954

The accompanying notes are an integral part of these consolidated financial statements.

APPLIED IMAGING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Deferred Stock Compensation	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount
Balances as of December 31, 2001	3,810	$15	$48,154	$(42,258)	$(7)	$(365)	$5,539
Exercise of common stock options	12	—	95	—	—	—	95
Private placement—net proceeds	143	1	814	—	—	—	815
Employee stock purchase	13	—	88	—	—	—	88
Amortization of deferred stock compensation	—	—	—	—	7	—	7
Change in unrealized loss from investments	—	—	—	—	—	(2)	(2)
Net loss	—	—	—	(936)	—	—	(936)

Balances as of December 31, 2002	3,978	$16	$49,151	$(43,194)	$—	$(367)	$5,606
Exercise of common stock options	12	—	56	—	—	—	56
Net loss	—	—	—	(2,796)	—	—	(2,796)

Balances as of December 31, 2003	3,990	$16	$49,207	$(45,990)	$—	$(367)	$2,866
Exercise of common stock options	2	—	8	—	—	—	8
Employee stock purchase	5	—	13	—	—	—	13
Private placement-net proceeds	775	3	3,849	—	—	—	3,852
Net loss	—	—	—	(3,303)	—	—	(3,303)

Balances as of December 31, 2004	4,772	$19	$53,077	$(49,293)	$—	$(367)	$3,436

The accompanying notes are an integral part of these consolidated financial statements.

APPLIED IMAGING CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net loss	$(3,303)	$(2,796)	$(936)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	487	611	642
Provision for excess and obsolete inventory	139	48	68
Provision for doubtful accounts	32	(68)	(84)
Amortization related to deferred stock compensation	—	—	7
Loss on sale of fixed assets	—	2	75
Changes in operating assets and liabilities:
Trade accounts and related party receivable	2,007	1,038	(1,596)
Inventories	(377)	530	(774)
Prepaid expenses and other current assets	542	(623)	146
Other assets	100	(65)	(30)
Accounts payable	(38)	(881)	614
Accrued expenses	972	326	163
Deferred revenue	(1,836)	1,852	583
Deferred rent	673	—	—

Net cash used in operating activities:	(602)	(26)	(1,122)

Cash flows from investing activities:
Proceeds from sale and maturities of investments	—	—	650
Contingent purchase price	—	—	(20)
Purchases of property, equipment and leasehold improvements	(1,178)	(411)	(710)

Net cash used in investing activities:	(1,178)	(411)	(80)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	3,873	56	998
Bank and other loan proceeds	12,110	12,330	13,675
Bank and other loan payments	(12,308)	(12,777)	(13,187)
Capital lease payments, principal portion	—	—	(14)
Restricted cash	(15)	(22)	89

Net cash (used in) provided by financing activities:	3,660	(413)	1,561

Net increase (decrease) in cash and cash equivalents	1,880	(850)	359
Cash and cash equivalents at beginning of year	2,047	2,897	2,538

Cash and cash equivalents at end of year	$3,927	$2,047	$2,897

Supplemental disclosure of cash flow information:
Cash paid for interest during the period	$79	$95	$114

Cash paid for income taxes during the period	$—	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

APPLIED IMAGING CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of the Company and Significant Accounting Policies

The Company

Applied Imaging Corp. (the “Company”) was incorporated in California in July 1986 and subsequently reincorporated in Delaware in October 1996 and develops, manufactures, and markets automated genetic imaging systems for use in cytogenetic laboratories for cancer testing, prenatal testing and other genetic testing applications and in pathology laboratories for cancer research and diagnostics. The Company sells products to government and private clinical laboratories, research institutions, universities, and pharmaceutical companies located in the United States, Canada, Europe, Japan and other countries. The Company also markets imaging systems designed for use in plant and animal genetic research programs. The Company currently has under development a system for the detection, quantification and characterization of circulating tumor cells in the blood of cancer patients. This system, when available, may allow physicians to better determine the initial staging of cancer cases, to detect disease recurrence earlier than is currently possible and to genetically characterize cancer cells. The Company is headquartered in San Jose, California, and has additional facilities in the UK. The Company’s products are sold worldwide through a direct sales force, third-party distributors and independent sales representatives.

Going Concern

The accompanying consolidated financial statements of the Company were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, our ability to operate profitably, to generate cash flows from operations, collections of receivables to fund its obligations, as well as the Company’s ability to maintain credit facilities adequate to conduct its business. In the course of its operations, the Company has sustained operating losses and negative cash flows from operations and expects such losses to continue in the foreseeable future. As of December 31, 2004, the Company had cash and cash equivalents on hand of $3.9 million, working capital of $603,000, and an accumulated deficit of $49.3 million. The Company intends to finance its operations primarily through its cash and cash equivalents, future financing and future revenues. See also, note 13, Subsequent Events.

Expenditures required to achieve the Company’s growth or the cash flow used in operations may be greater than projected. As a result, the Company’s capital needs may require the Company to seek to obtain additional funds through equity or debt financing, collaborative or other arrangements with other companies, bank financing and other sources. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, or at all. If adequate funds are not available, the Company could be required to delay development or commercialization of certain products, to license to third parties the rights to commercialize certain products or technologies that the Company would otherwise seek to commercialize internally, or to reduce the marketing, customer support, or other resources devoted to product development. Accordingly, the failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s ability to achieve its longer term business objectives.

The Company’s inability to operate profitably and to consistently generate cash flows from operations, its reliance therefore on external funding either from loans or equity raise substantial doubt about the Company’s ability to continue as a going concern.

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Foreign Exchange

The Company accounts for its foreign operations in accordance with Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation.” The Company has determined that the functional currency of Applied Imaging International Limited is the US dollar. Therefore, monetary assets and liabilities of the subsidiary are remeasured to the US dollar at year-end exchange rates while nonmonetary items are remeasured at historical rates. Revenue and expense accounts related to monetary assets and liabilities are remeasured at the average rates in effect during the year. Revenue and expenses related to non-monetary assets and liabilities are translated at historical rates. Foreign currency gains and losses resulting from the conversion of the subsidiary’s financial statements into US dollars are recognized in the consolidated statement of operations and comprehensive loss in other income and expense.

Use of Estimates

In accordance with accounting principles generally accepted in the United States of America, management utilizes certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The primary estimates underlying the Company’s financial statements include allowance for doubtful accounts receivable, reserves for obsolete and slow moving inventory, product warranty, income taxes and accrual for other liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents

All investments with original maturities at date of purchase of three months or less are considered by the Company to be cash equivalents.

Restricted Cash

At December 31, 2004 cash of $193,000 and at December 31, 2003 cash of $178,000 was restricted from withdrawal and held at the Company’s international bank in the UK as collateral for various credit card and bank guarantees (used for customs clearance purposes). No interest is earned on the restricted cash which is held for financing the credit and bank guarantees.

Short-Term Investments

Short-term investments consist of investments acquired with maturities exceeding three months and less than one year. While the Company’s intent is to hold debt securities to maturity, consistent with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, the Company has classified all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. Such securities are reported at fair value with unrealized gains or losses reported as a separate component of stockholders’ equity.

As of December 31, 2004 and 2003, the Company had no short-term investments.

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Inventories

Inventories are stated at the lower of cost (determined on a first in, first out) or market. The Company records provisions to write down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of the inventory and its estimated market value based upon assumptions about future market demand and market conditions. If future demand or market conditions are less favorable than currently expected, additional inventory provisions may be required.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, three years for demonstration and computer equipment, five years for office equipment and seven years for furniture and fixtures. When assets are disposed of, the cost and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in other income or loss. Maintenance and repairs are charged to expense as incurred.

Goodwill

Net goodwill amounted to $2.4 million at December 31, 2004 and 2003. The goodwill relates to the acquisition of the cytogenetic imaging instrumentation businesses of Vysis, Inc. and Perceptive Scientific Instruments, LLC, or PSI. With the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” in 2002, the Company is no longer amortizing goodwill. Goodwill is assessed for impairment based on a fair value model on an annual basis, in the first quarter, and whenever there are indications that impairment may have occurred.

The goodwill test for impairment consists of a two-step process that begins with an estimation of the fair value of a reporting unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. The Company has determined that no impairment of the recorded goodwill exists as of December 31, 2004.

Impairment of Long-Lived Assets

The Company accounts for long-lived assets under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” which requires the Company to review for impairment of long-lived assets, whenever events or changes in circumstances indicate that the carrying amount of an asset might not be recoverable. When such an event occurs, management determines whether there has been impairment by comparing the anticipated undiscounted future net cash flows to the related asset’s carrying value. If an asset is considered impaired, the asset is written down to fair value, which is determined based either on discounted cash flows or appraised value, depending on the nature of the asset.

Capitalized Software Costs

Computer software development costs incurred subsequent to the determination of product technological feasibility are capitalized in accordance with the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Amortization of these capitalized costs is provided using the greater of the ratio of revenues generated in the period over total future revenues of the product, or the straight-line method over the estimated market life of the related products, generally three years, commencing when the product becomes generally available to customers. For the years ended December 31, 2004, 2003, and 2002, software development costs incurred subsequent to the establishment of technological feasibility have not been material and was

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

included in other assets in the consolidated balance sheets. The net book value of capitalized software costs is at December 31, 2004 is zero.

Comprehensive income (loss)

Comprehensive income (loss) generally represents all changes in stockholders equity except those resulting from investments or contributions by stockholders. Unrealized gains (losses) on available-for-sale securities and foreign currency translation adjustments, if any, represent components of other comprehensive income (loss) which would be excluded from the Company’s net loss and reflected as equity.

Fair Value of Financial Instruments

Financial instruments consist principally of cash equivalents, trade receivables, accounts payable, and bank debt. Due to their short maturities, the carrying amounts of these financial instruments approximate fair value.

Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash equivalents which the Company places with high-credit qualified financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. The Company sells its products to government and private clinical cytogenetic laboratories, research institutions, universities, and pharmaceutical companies located primarily in the United States, Canada, Europe, Japan and other countries. The Company’s credit risk is concentrated primarily in the United States and Europe. The Company does not have a significant concentration of credit risk with any single customer. The Company performs on-going credit evaluations of its customer’s financial condition and, generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts to cover potential credit losses.

Revenue Recognition

For arrangements that contain software elements that are more than incidental to the products or services as a whole, the Company follows Statement of Position, or SOP, 97-2 “Software Revenue Recognition”, as amended. Revenue earned on software arrangements involving multiple elements is allocated to each element based on vendor-specific objective evidence, which is based on the price charged when the same element is sold separately. In instances when evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

For most arrangements where software is more than incidental, the Company includes (bundles) the first year of maintenance and support free of charge. Revenue attributable to software maintenance and support is deferred and recognized ratably over the term of the maintenance agreement, generally one year. The Company sells separately priced maintenance and support contracts to provide service coverage on its systems when the initial warranty period expires. The related revenue on the maintenance and support contracts is recognized on a straight-line basis over the life of the service contract. Costs associated with services performed under the service contract obligation are expensed as incurred.

For arrangements where no software is involved the Company recognizes revenue based upon shipping terms, provided that, at the time of shipment, there is evidence of contractual arrangement with the customer, the fee is fixed or determinable, collection of the resulting receivable is probable and there are no significant remaining obligations.

When the Company sells products to distributors, it recognizes revenue at the time of shipment, net of any discount, provided that there is evidence of contractual arrangement with the distributor, the fee is fixed or determinable,

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

collection of the resulting receivable is probable and there are no significant remaining obligations. The distributor arrangements do not provide a right of return.

Grant revenues are recognized as the work is performed.

Product Warranty

The Company generally warrants its products against defects for a period of one year and records a liability for such product warranty obligations at the time of sale based upon historical experience. The Company does not provide separately priced extended warranty coverage.

Changes in product warranty obligations for the fiscal years ended December 31, 2004 and 2003 are as follows (in thousands):

Balance as of January 1, 2003	$127
Add accruals for warranties issued	42
Less costs incurred under warranties issued	(67)

Balance as of December 31, 2003	102
Add accruals for warranties issued	53
Less costs incurred under warranties issued	(54)

Balance as of December 31, 2004	$101

Research and Development Expenditures

Research and development expenditures are charged to expense as incurred.

Stock Based Compensation

The Company uses the intrinsic-value method to account for its stock-based compensation arrangements. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 “Accounting for Stock-based Compensation” and Emerging Issues Task Force, or EITF, Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction With Selling Goods and Services.”

The Company has adopted the pro forma disclosure provisions of SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure” for the 1998 Stock Plan and Employee Stock Purchase Plan. The fair value of the stock options granted to employees is calculated using the Black-Scholes option pricing model as of the date of grant. Had compensation cost for the Company’s stock-based compensation plans been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net loss and pro forma net loss per share as reported would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

	Years Ended December 31,
	2004	2003	2002
Net loss:
As reported	$(3,303)	$(2,796)	$(936)
Stock-based employee compensation expense determined under fair-value method	(624)	(740)	(789)

Pro forma	$(3,927)	$(3,536)	$(1,725)

Net loss per share:
As reported;
Basic and diluted	$(0.73)	$(0.70)	$(0.24)

Pro forma
Basic and diluted	$(0.86)	$(0.89)	$(0.44)

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The fair value of each option is estimated on the date of grant using the fair value method with the following weighted-average assumptions:

	Years Ended December 31,
	2004	2003	2002
Risk-free interest rate	3.77	2.1%	3.1%
Expected life (in years)	5	5	5
Dividend yield	—	—	—
Expected volatility	105%	81%	96%

All of the above assumptions were used for the Employee Stock Purchase Plan except that the expected life was six months and volatility was 95%.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided to reduce the deferred tax assets when it is more likely than not that all or a portion of the deferred tax assets will not be realized.

Loss per Share

Basic and diluted net loss per share is computed using the weighted average number of outstanding shares of common stock. There were no reconciling items of the numerators and denominators of the basic and diluted loss per share, or EPS, computation. Shares excluded from the computation of EPS because their effect on EPS was antidilutive, but could dilute basic EPS in future periods, are as follows, as of December 31:

	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options	883,456	$8.33	828,429	$8.95	748,348	$10.07
Warrants	393,644	8.55	199,894	10.25	305,568	11.90

Total	1,277,100		1,028,323		1,053,916

Reclassifications

Certain reclassifications have been made to prior period amounts to be consistent with current period presentation.

Recent Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe that the adoption of SFAS No. 151 will have a material effect on the Company’s consolidated financial statements.

In December 2004, the FASB issued Statement No. 123R, “Share-Based Payment,” which requires companies to recognize in the statement of operations all share-based payments to employees, including grants of employee stock options, based on their fair values. Accounting for share-based compensation transactions using the intrinsic method supplemented by pro forma disclosures will no longer be permissible. The new statement will be effective for public entities for annual periods beginning after June 15, 2005. The Company has not yet completed its analysis of the impact of adopting FASB Statement No. 123R and therefore it is currently unable to quantify its effect on its results of operations. The Company is in the process of assessing the impact of this standard on its consolidated results of operations, financial position and cash flow. This assessment includes evaluating valuation methods and assumptions which would apply to accounting for employee stock options.

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(2)	Inventories

	December 31,
	2004	2003
	(in thousands)
Raw materials	$966	$994
Work in process	162	25
Finished goods	300	171

	$1,428	$1,190

(3)	Property and Equipment, Net

	December 31,
	2004	2003
	(in thousands)
Equipment	$1,653	$2,297
Demonstration equipment	1,907	1,304
Furnitures, fixtures and leasehold improvements	772	816

	4,332	4,417
Less: accumulated depreciation and amortization	2,829	3,605

	$1,503	$812

Depreciation and amortization expense was $487,000 for 2004, $611,000 for 2003 and $642,000 for 2002.

(4)	Accrued Expenses

	December 31,
	2004	2003
	(in thousands)
Compensation and related costs	$738	$747
Audit, tax, legal and external reporting costs	969	171
Warranty related costs	101	102
Royalties	101	27
Commission	655	392
Other	296	449

	$2,860	$1,888

(5)	Debt Obligations

The Company has a loan agreement with Silicon Valley Bank “SVB” which provides for borrowing of up to $3.5 million based on the level of certain of its North American accounts receivable. The Company was not in compliance with the covenant requiring it to maintain $2.2 million in tangible net worth as of December 31, 2003 and the Company subsequently obtained a waiver for this covenant. The waiver required the Company to maintain minimum levels of tangible net worth through the end of the agreement. The Company was not in compliance with the covenant requiring it to maintain $2.6 million in tangible net worth as of December 31, 2004 and the Company subsequently obtained a waiver for this covenant. See note 13, Subsequent Events.

At December 31, 2004, the Company had used $1.5 million of the facility with $204,000 available but not used. The interest rate on the facility was 7.25% at December 31, 2004, computed as the SVB prime rate plus 2 percent. The loan is collateralized by substantially all of the assets of the US Corporation and requires maintenance of a minimum

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

level of tangible net worth. Other loan covenants include the need to maintain insurance on its property, monthly reporting to SVB, the need to obtain SVB approval for any extraordinary action and a limitation on the US Corporation’s ability to transfer more than $600,000 to a subsidiary.

(6)	Commitments and Contingencies

	Payments Due By Period
	Total	Due in 2005	Due in 2006	Due in 2007	Due in 2008	Due in 2009	Due in 2010 and thereafter
Bank loan(1)	$1,531	$1,531	$—	$—	$—	$—	$—
Operating lease commitments(2)	2,952	774	769	700	520	189	—
Vendor commitments(3)	216	108	108	—	—	—	—

Total contractual obligations	$4,699	$2,413	$877	$700	$520	$189	$—

(1)	As of December 31, 2004, the Company’s bank loan was due on March 25, 2005. On February 25, 2005, the Company’s loan agreement with SVB was amended to extend the term of the loan through March 29, 2007. See note 13, Subsequent Events.

(2)	The Company has various non-cancelable operating leases for equipment, vehicles and facilities expiring through 2009. The facility leases generally contain renewal options for periods ranging from two to five years and require the Company to pay all executory costs such as maintenance, property taxes, and insurance. Rent expense under operating leases aggregated $902,000 during 2004, $888,000 during 2003 and $829,000 during 2002. The Company’s primary lease commitment is for its facility in San Jose, California. The lease is for 24,095 square feet of office space. The lease on the San Jose facility is effective July 1, 2004 through June 30, 2009 with increasing annual rent commencing at $318,000, excluding operating expenses. Rent expense is recognized on a straight-line basis. Also, the Company leases a 4,422 square foot service office in League, Texas for $7,739 per month until the end of the lease in October 2006. In addition, the Company leases facilities in the UK, which aggregate approximately £165,000 ($303,000), excluding expenses per year through 2008.

(3)	The Company has obtained an exclusive agreement from StemCell Technologies, Inc. for a technology that may allow for the detection of circulating tumor cells in peripheral blood samples. The Company is obligated to make minimum payments under a supply agreement for RosetteSep for Non-hematopoietic Tumor Enrichment from Blood. As of December 31, 2004 there were no open purchase orders as the Company has sufficient supplies for its immediate needs. The minimum payments represent monies due in the event no additional product is ordered.

In September 2004, the Inland Revenue, the UK taxing authority notified the Company that it disputed the valuation the Company applied to its Cytogenetics technology that the Company transferred from its UK subsidiary to its US parent entity, a transaction which occurred in 2000, claiming that such valuation understated the fair value of the transferred assets. The Company originally valued the assets at £1.8 million ($3.5 million). The Inland Revenue has indicated that it believes the value of the assets should have been £4.0 million ($7.7 million), which would result in the Company owing tax of approximately £585,000 ($1.1 million). The Company plans to have further discussions with the Inland Revenue to support its original valuation of the transferred assets. The Company intends to vigorously defend its position and management believes that an estimate of an accrual is not probable or estimable at this time and therefore it has not accrued for any amount in respect of this matter.

In October 2001, the Company established The Applied Imaging, Corp. Retention Incentive Program to provide retention incentives to officers and outside directors in the event of a change in control of the Company. This program provides the Company’s officers with severance benefits upon the involuntary termination of their employment, including salary continuation, health benefits and option acceleration.

The Company enters into indemnification arrangements with third parties, including customers, business partners and lessors, from time to time in the ordinary course of its business. Under these arrangements, the Company has agreed to defend, indemnify and hold the third party harmless from and against losses arising from a breach of representations or covenants of the Company, from claims of intellectual property infringement, or from other claims concerning the Company’s products made against those third parties. These arrangements may limit the time within

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which an indemnification claim can be made, the type of the claim and the total amount that the Company can be required to pay in connection with the indemnification obligation. In addition, the Company has entered into indemnification agreements with its directors and officers, and the Company’s bylaws contain similar indemnification obligations in favor of the Company’s directors, officers and agents. It is not possible to determine or reasonably estimate the maximum potential amount of future payments under these indemnification arrangements due to the varying terms of such arrangements, the history of prior indemnification claims and the unique facts and circumstances involved in each particular arrangement and in each particular future claim for indemnification. The Company is not aware of any requests for indemnification under these arrangements. The Company has not recorded any liabilities for these indemnification arrangements on the Company’s consolidated balance sheet as of December 31, 2004.

On February 24, 2004, the Company received notice of a lawsuit alleging patent infringement filed against the Company by Clarient, Inc. (formerly known as ChromaVision Medical Systems, Inc.). The lawsuit claimed that the Company’s Ariol system willfully infringed on three Clarient patents. Clarient sought unspecified damages, as well as an injunction barring us from, among other things, making, using, or selling any device in the United States that used Clarient’s patents-in-suit. The companies met in a settlement conference in US District Court on August 2, 2004. Discussions continued between the companies throughout the balance of 2004 and the early part of 2005. The case was settled through a cross-licensing agreement in March, 2005. There were no settlement costs incurred by the Company.

The Company is subject to claims and assessments from time to time in the ordinary course of business. Management does not believe that any such matters, individually or in the aggregate, will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

(7)	Stockholders’ Equity

Common stock

The Company is authorized to issue 50,000,000 shares of common stock. As of December 31, 2004, there were 4,772,004 shares of common stock outstanding. Additionally, there are warrants outstanding to purchase 24,999 shares at $14.68 per share and 32,020 shares at $12.40 per share, expiring in 2005; 142,875 shares at $9.00 per share, expiring in 2006; and 193,750 shares at $6.80 per share, expiring in 2009.

Each share of common stock is entitled to one vote and to any dividends declared by the Board of Directors. No dividends have been declared.

Private Placement Transactions

On April 13, 2004, the Company completed the private placement of 775,000 shares of common stock and warrants to purchase up to 193,750 additional shares of common stock for an aggregate purchase price of $4.25 million. The Company received approximately $3.9 million, net after expenses associated with the placement. Each warrant is exercisable for one share of common stock at an exercise price of $6.80 per share, from six months following the closing date of April 13, 2004 until October 13, 2009. The Company has assigned a value, determined using the Black-Scholes pricing model, of $247,000 to these warrants, assuming volatility of 118%, a maximum contractual life of five years, a risk-free interest rate of 3.68% and dividends are not expected. All warrants remain outstanding as of December 31, 2004.

On January 31, 2002, the Company completed a private placement of 142,875 shares of its common stock to an institutional investor (purchasing for three separate funds) at a purchase price of $7.00 per share. Additional shares may be issuable to the investors under provisions contained in the Stock Purchase Agreement between the investors and the Company, which the Company filed with the Securities & Exchange Commission on Form S-3 on October 3, 2002. On July 29, 2002, each investor received a warrant exercisable for the number of shares of common stock equal to the number of shares of common stock purchased by that investor in the January 31, 2002 financing. A total of 142,875

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

warrants were issued and are exercisable for four years from July 29, 2002 at a price of $9.00 per share. The Company has assigned a value, determined using the Black-Scholes pricing model, of $391,000 to these warrants, assuming volatility of 96%, a maximum contractual life of four years, a risk-free interest rate of 3.29% and dividends are not expected. All warrants remain outstanding as of December 31, 2004.

Stock Plans

As of December 31, 2004, the Company has authorized but unissued 1,105,316 shares of common stock under all stock plans. Under the 1998 Incentive Stock Option Plan and 1988 Incentive Stock Option Plan. There are 886,959 and 140,857 shares reserved for issuance, respectively. These numbers represents the maximum aggregate number of shares that remain to be optioned or sold under these two stock plans. At December 31, 2004, a total of 665,099 options under the 1998 Stock Plan and 140,857 options under the 1988 Stock Plan were outstanding.

Under the 1998 Stock Plan, stock options may be granted to Board members, officers, key employees, and consultants at the fair market value of the common stock at the date of the grant, as determined by the Board of Directors, typically the closing price on the first day of business preceding the date of grant. Options are exercisable over 10 years from the date of grant, and typically vest ratably over 4 years. An amendment of the Company’s 1998 Stock Plan was approved by the Company’s stockholders on May 16, 2001 to increase the total number of shares authorized for issuance under the 1998 Stock Plan to 712,500 shares, an increase of 237,500 shares. As of December 31, 2004, there were 221,860 options available for grant under the 1998 Stock Plan.

In October 1998, the Company’s 1988 Stock Plan expired. No options were granted after October 1998.

In 1994, the Company enacted a Directors Option Plan designed to encourage participation on the Company’s Board of Directors. Under this plan, 2,500 shares per year are automatically granted to non-employee directors. The terms of the plan allow the granting of stock options upon initial election to the Board of Directors and for each subsequent term on the Board of Directors. As of December 31, 2004 there were 27,500 shares reserved for issuance under this plan and a total of 27,500 options have been granted and are outstanding at December 31, 2004.

In November 2003, the Company established a Stand-alone Option Agreement designed to offer incentive options to a key new employee. As of December 31, 2004 there were 50,000 authorized but unissued shares under this plan that were granted at the prevailing fair market value.

A summary of the status of the Company’s stock option activity for the years ended December 31, 2004, 2003, and 2002 is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Fair Value
Outstanding at January 1, 2002	629,363	$10.23
Granted	158,962	9.51	$6.48
Cancelled	(27,587)	11.61
Exercised	(12,390)	7.27

Outstanding at December 31, 2002	748,348	$10.07
Granted	177,124	4.71	$4.71
Cancelled	(85,168)	10.59
Exercised	(11,875)	4.76

Outstanding at December 31, 2003	828,429	$8.95
Granted	96,750	2.68	$2.68
Cancelled	(40,079)	7.53
Exercised	(1,644)	4.61

Outstanding at December 31, 2004	883,456	$8.33

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about stock options outstanding as of December 31, 2004:

	OUTSTANDING			EXERCISABLE
	Number of Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$2.12 to $3.48	148,499	8.97	$2.80	31,285	$3.38
$3.75 to $5.64	122,566	7.58	4.93	45,476	4.28
$5.76 to $7.48	92,561	5.46	6.91	61,994	6.98
$7.50 to $8.80	73,960	4.11	7.58	73,605	7.58
$9.60 to $9.60	123,749	6.99	9.60	97,517	9.60
$9.75 to $9.75	100,432	3.09	9.75	100,432	9.75
$10.56 to $11.00	30,113	4.47	10.85	21,113	10.97
$12.00 to $12.00	91,826	5.90	12.00	82,724	12.00
$13.75 to $16.00	81,875	5.44	15.36	54,500	15.39
$16.12 to $16.12	17,875	5.85	16.12	17,875	16.12

	883,456	6.19	$8.33	586,521	$9.48

The number of options exercisable as of December 31, 2003 was 488,793 at a weighted average exercise price of $9.68 per share.

Employee Stock Purchase Plan

On June 19, 1996, the Board adopted, effective upon the closing of the initial public offering, or IPO, for the Company’s common stock, the Company’s Employee Stock Purchase Plan which has a term of 10 years whereby eligible employees may purchase common stock through payroll deductions of up to 10% of compensation, at a per share price of 85% of the fair market value of the Company’s common stock on the enrollment date or the exercise date six months later, whichever is lower. As of December 31, 2004 there were 53,681 shares issued and 46,319 shares reserved for issuance under the plan. There were 5,147 shares issued under the plan in 2004 and no shares issued under the Plan in 2003. In 2002, 12,455 shares were issued under the Plan.

Accounting for Stock-Based Compensation

Stock-based compensation expense related to stock options granted to non-employees is recognized as the stock options are earned. The Company believes that the fair value of the stock options is more readily measurable than the fair value of the services received. The fair value of the stock options granted is calculated at each reporting date using the Black-Scholes option pricing model. The stock-based compensation expense fluctuates as the fair market value of the common stock fluctuates. During 2002, 2003, and 2004 the Company did not grant any stock options to non-employees.

(8)	Other Income (Expense), Net

The components of other income (expense), net are as follows (in thousands):

	December 31,
	2004	2003	2002
Interest income	$37	$23	$24
Interest expense	(79)	(95)	(111)
Gain (loss) on foreign exchange	(24)	91	27
Miscellaneous taxes	(16)	(21)	(18)
Miscellaneous income	3	8	14

	$(79)	$6	$(64)

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(9)	Income Taxes

The Company has not recorded an income tax benefit in 2004, 2003 and 2002 due to the recording of a valuation allowance as an offset to net deferred tax assets. A valuation is provided due to uncertainties surrounding the realization of deferred tax assets due to the history of operating losses incurred by the Company.

Deferred tax assets (liabilities) consist of the following (in thousands):

	December 31,
	2004	2003
Deferred Tax Assets
Bad Debt Reserve	$16	$14
Inventory Reserve	53	55
Depreciation & Amortization	(123)	(42)
Other Deferreds	561	555
Accrued Expenses	302	130
Net Operating Loss Carryforwards	15,601	15,004
Business Credit Carryforwards	1,211	1,211

Total Gross Deferred Assets	17,621	16,927
Valuation Allowance	(17,621)	(16,927)

	$—	$—

As of December 31, 2004, the Company had net operating loss carryforwards for US federal and California tax return purposes of approximately $43.4 million and $14.0 million respectively. In addition, the Company has federal and state credit carryforwards of approximately $765,000 and $695,000 available to offset future tax liabilities. The Company’s federal net operating loss carryforwards, as well as credit carryforwards, will expire at various dates beginning in 2005 through 2025 if not utilized. The Company’s state net operating loss carryforwards expire in the years beginning in 2006.

Under the Internal Revenue Code, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

Reconciliation of the statutory federal income tax to the Company’s effective tax:

	Year Ended December 31,
	2004	2003	2002
	%	%	%
Tax at Federal Statutory Rate	(34.00)%	(34.00)%	(34.00)%
State, Net of Federal Benefit	(6.00)%	(6.00)%	(6.00)%
Deferred Tax Assets Not Benefited	39.57%	39.39%	37.16%
Permanent Differences	0.43%	0.61%	1.92%
Other—Effect of foreign rates	0.00%	0.00%	0.92%

Provision for Taxes	0.00%	0.00%	0.00%

(10)	Employee Benefit Plans

In January 1994, the Company implemented a retirement savings and investment plan that is intended to qualify under Section 401(k) of the Internal Revenue Code covering all of the Company’s United States-based employees. An employee may elect to defer, in the form of contributions to the 401(k) Plan on his or her behalf, up to 15% of the total compensation that would otherwise be paid to the employee, not to exceed the amount allowed by applicable Internal

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Service guidelines. The Company matches 100% of the amounts deferred by the employee participants up to 3% of such employee’s total compensation and such matching amounts vest over a three-year period from the initial participation date. The Company contributed $93,000 in 2004, $82,000 in 2003 and $84,000 in 2002.

Our UK-based employees are covered by retirement savings plans, or the International Retirement Plans. Under such plans, an employee may elect to make contributions of 3.5% of such employee’s earnings. Amounts contributed by the Company range from 5.5% to 6.0% of such employee’s earnings. The Company made contributions to the International Retirement Plans totaling $81,000 during 2004, $82,000 during 2003 and $80,000 during 2002.

(11)	Segment and Foreign Operations

The Company operates in one segment. The Company’s chief operating decision maker is considered to be the Company’s Chief Executive Officer, or CEO. The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The consolidated financial information is identical to the information presented in the accompanying consolidated statements of operations. The following table presents revenues by geographic area, since it is impracticable for the Company to present the information by individual country except where noted (in thousands):

	North America		International Principally Europe		Consolidated
Revenues
2004	$11,441		$9,199		$20,640
2003	$10,171		$8,788		$18,959
2002	$12,856		$7,792		$20,648
Identifiable Assets
2004	$7,085		$6,947		$14,032
2003	$9,416		$4,472		$13,888
Long Lived Assets
2004	$1,225	(a)	$329	(b)	$1,554
2003	$606		$357		$963

Notes:

(a)	All in the US

(b)	Primarily in the UK

No single customer accounted for greater than 10% of revenues for each of the years ended December 31, 2004, 2003 and 2002, or accounts receivable as of December 31, 2004 and 2003.

(12)	Restructuring

In January 2002, the Company instituted a series of actions to rationalize its operations to provide a lower operating cost while increasing efficiencies. The Company is still in the process of closing its League City, Texas office and has consolidated its manufacturing and engineering facilities. The Company has not been able to fully sub-lease its League City, Texas office. The Company recorded a restructuring charge of $220,000 in the first quarter of 2002 that was reflected in the Consolidated Statement of as a separate line item under operating expenses. This charge is due to the costs of terminating 12 employees ($130,000—five employees in engineering, three in manufacturing, two in administration and two in sales and support) and closing the League City, Texas office ($90,000). The employee separation costs were all cash and the costs related to the closure of the League City office were made up of $40,000 in cash charges and $50,000 in non-cash charges. As of December 31, 2002, all payments had been made and the reserve balance was zero. There were no restructuring transactions in 2004 and 2003.

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the restructuring reserve balances through December 31, 2004 (in thousands):

Restructuring Costs
Restructuring reserve balances at December 31, 2001	$13
Restructuring charge in 2002	220
Cash payments	(183)
Non cash charges	(50)

Restructuring reserve balances at December 31, 2002	$—

(13)	Subsequent Events

On February 25, 2005, the Company’s loan agreement with SVB was amended to extend the term of the loan through March 29, 2007 and set the minimum net worth covenant to $1.0 million at the end of each fiscal quarter. In April 2005, the loan agreement was amended to set the minimum net worth covenant commencing April 2005 to $1,000 at the end for each month plus 70% of all consideration received from and after March 2005 for equity securities and subordinated debt and 50% of any quarterly profits in the current quarter. As part of the April 2005 amendment to the loan agreement, the minimum tangible net worth requirement for March 2005 was waived.

On November 17, 2004 the Board of Director’s approved a reduction in force plan recommended by management that resulted in a reduction in the Company’s workforce of approximately ten people. The Company executed the reduction in force in early January 2005 and recorded in the first quarter of 2005 a restructuring charge of $153,000.

In February 2004, the Company was sued by Clarient, Inc. The lawsuit claimed that the Company’s Ariol system infringed on three Clarient patents. Clarient sought damages, as well as an injunction barring the Company from, among other things, making, using, or selling any device in the United States that used Clarient’s patents-in-suit. The case settled in March 2005. Under terms of the settlement, the two companies have granted each other non-exclusive, worldwide licenses allowing for use of their respective brightfield and fluorescent microscopy patent portfolios for pathology applications. Also, as part of the settlement, Clarient will assume non-exclusive distribution rights to the Company’s Ariol pathology workstation for select applications in drug discovery and development.

(14)	Quarterly Financial Data (unaudited)

The following table shows selected unaudited quarterly financial data for the years ended December 31, 2004 and 2003. In the opinion of the Company’s management, this quarterly information has been prepared on the same basis as the financial statements and included all adjustments necessary to present fairly the information for the periods presented (in thousands except per share data):

	Fiscal 2004 Quarter Ended
	March 31,	June 30,	September 30,	December 31,
Revenues	$4,915	$4,271	$5,709	$5,745
Gross profit	3,037	2,581	3,174	3,454
Operating loss	(598)	(986)	(242)	(1,398)
Net loss	(643)	(1,031)	(237)	(1,392)
Net loss per share—basic and diluted	(0.16)	(0.22)	(0.05)	(0.30)

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Fiscal 2003 Quarter Ended
	March 31,	June 30,	September 30,	December 31,
Revenues	$5,095	$4,648	$4,084	$5,132
Gross profit	3,101	2,701	2,250	2,642
Operating loss	(414)	(479)	(1,232)	(677)
Net loss	(418)	(444)	(1,233)	(701)
Net loss per share—basic and diluted	(0.10)	(0.11)	(0.31)	(0.18)

(15)	Reverse Stock Split

On May 19, 2005, the Company executed a one share for each existing four shares reverse stock split. The Company had 19,136,159 common shares outstanding before the reverse stock split and had 4,784,012 common shares outstanding after the reverse stock split. All share and per share data in the Company’s financial statements have been restated to reflect the impact of the reverse stock split.

APPLIED IMAGING CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	June 30, 2005	December 31, 2004(1)
ASSETS

Current assets:
Cash and cash equivalents	$2,955	$3,927
Restricted cash	180	193
Trade accounts receivable, net	3,928	4,083
Inventories	908	1,428
Prepaid expenses and other current assets	770	483

Total current assets	8,741	10,114

Property and equipment, net	1,247	1,503

Goodwill	2,364	2,364
Other assets	52	51

Total assets	$12,404	$14,032

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$1,465	$1,453
Accrued expenses and other	2,417	2,860
Bank debt	1,461	1,531
Deferred rent, current	160	160
Deferred revenue, current	3,531	3,507

Total current liabilities	9,034	9,511

Deferred rent, non-current	438	513

Deferred revenue, non-current	429	572

Total liabilities	9,901	10,596

Commitments and contingencies (note 7)	—	—
Stockholders’ equity:
Common stock	19	19
Additional paid-in capital	53,091	53,077
Accumulated deficit	(50,240)	(49,293)
Accumulated other comprehensive loss	(367)	(367)

Total stockholders’ equity	2,503	3,436

Total liabilities and stockholders’ equity	$12,404	$14,032

(1)	Amounts as of December 31, 2004 have been derived from audited financial statements as of that date.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

APPLIED IMAGING CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Operations

and Comprehensive Loss

(in thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Revenues	$4,912	$4,271	$9,802	$9,186
Cost of revenues	2,015	1,690	4,039	3,568

Gross profit	2,897	2,581	5,763	5,618
Operating expenses
Research and development	870	844	1,755	1,735
Sales and marketing	1,323	1,630	2,721	3,337
General and administrative	1,013	1,093	2,066	2,130

Total operating expenses	3,206	3,567	6,542	7,202

Operating loss	(309)	(986)	(779)	(1,584)

Other income (expense), net	(127)	(45)	(168)	(90)

Net loss	$(436)	$(1,031)	$(947)	$(1,674)

Net loss per share - basic and diluted	$(0.09)	$(0.22)	$(0.20)	$(0.39)

Weighted average shares outstanding - basic and diluted	4,776	4,655	4,780	4,323

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

APPLIED IMAGING CORP. AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	Six months ended June 30,
	2005	2004
Cash flows from operating activities:
Net loss	$(947)	$(1,674)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	369	293
Provision for doubtful accounts	27	—
Provision for excess and obsolete inventory	6	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	128	1,606
Inventories	514	(163)
Prepaid expenses and other current assets	(287)	(862)
Other assets	(1)	99
Accounts payable	12	431
Accrued expenses and other	(443)	(216)
Deferred revenue	(119)	504
Deferred rent	(75)	723

Net cash (used) provided by operating activities	(816)	741

Cash flows from investing activities:
Purchases of property and equipment	(113)	(685)

Net cash used by investing activities	(113)	(685)

Cash flows from financing activities:
Net proceeds from issuance of common stock	14	3,870
Bank and other loan proceeds	5,933	5,675
Bank and other loan payments	(6,003)	(6,763)
Restricted cash	13	(3)

Net cash (used) provided by financing activities	(43)	2,779

Net (decrease) increase in cash and cash equivalents	(972)	2,835

Cash and cash equivalents at beginning of year	3,927	2,047

Cash and cash equivalents at end of period	$2,955	$4,882

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)	Restatement

The Company restated its condensed consolidated financial statements for the three and six month periods ending June 30, 2004. All applicable financial information contained in this Form 10-Q gives effect to the restatement.

(2)	Basis of Presentation

The accompanying condensed consolidated financial statements include the accounts of Applied Imaging Corp. and subsidiaries (the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2005 and 2004. These condensed consolidated financial statements are unaudited and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of our financial position, operating results and cash flows for those interim periods presented.

Unless the context otherwise indicates, all share and per share common stock information in this Quarterly Report reflects a 1-for-4 reverse stock split of the common stock effected May 20, 2005.

The results of operations for the three and six months ended June 30, 2005 are not necessarily indicative of results to be expected for the fiscal year ending December 31, 2005. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto, for the year ended December 31, 2004, contained in our Form 10-K filed with the Securities and Exchange Commission on April 27, 2005.

Going Concern

The accompanying condensed consolidated financial statements of the Company were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, collections of receivables to fund its obligations, as well as the Company’s ability to maintain credit facilities adequate to conduct its business. In the course of its operations, the Company has sustained operating losses and negative cash flows from operations and expects such losses to continue in the foreseeable future. As of June 30, 2005, the Company had cash and cash equivalents on hand of $3.0 million, working capital deficit of $293,000, and an accumulated deficit of $50.2 million. The Company intends to finance its operations primarily through its cash and cash equivalents, future financing and future revenues.

Expenditures required to achieve the Company’s growth or the cash flow used in operations may be greater than projected. As a result, the Company’s capital needs may require the Company to seek to obtain additional funds through equity or debt financing, collaborative or other arrangements with other companies, bank financing and other sources. There can be no assurance that the Company will be able to obtain additional debt or equity financing on terms acceptable to the Company, or at all. If adequate funds are not available, the Company could be required to delay development or commercialization of certain products, to license to third parties the rights to commercialize certain products or technologies that the Company would otherwise seek to commercialize internally, or to reduce the marketing, customer support, or other resources devoted to product development. Accordingly, the failure of the Company to obtain sufficient funds on acceptable terms when needed could have a material adverse effect on the Company’s ability to achieve its longer term business objectives.

In 2004, the Company incurred $1.3 million in legal and accounting expenses in conjunction with patent litigation and the restatement of its prior financial statements. Additionally, the Company had increased the size of its workforce in anticipation of revenue growth that did not materialize. In the first quarter of 2005 the Company settled its patent litigation, completed the restatement of its prior financial results and reduced the size of its workforce. The Company believes these actions will reduce losses and cash used in operations in 2005 as compared to 2004. In addition to the actions the Company has taken to reduce expenses and cash outlay, the Company is seeking equity financing to improve both its cash and working capital position as well as to provide funds for additional investment in its circulating tumor cell initiative. However, there are no assurances that adequate financing will be available on terms acceptable to the Company.

The Company’s inability to operate profitably and to consistently generate cash flows from operations, its reliance therefore on external funding either from loans or equity raises substantial doubt about the Company’s ability to continue as a going concern.

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has a loan agreement with Silicon Valley Bank, SVB, which provides for borrowing of up to $3.5 million based on the level of certain of its North American accounts receivable. In February 2005, the loan agreement was amended to extend the term of the loan for two years through March 2007. In April 2005, the loan agreement was amended to revise the minimum net worth covenant commencing April 2005 to $1,000 at the end of each month plus 70% of all consideration received from and after March 2005 for equity securities and subordinated debt and 50% of any quarterly profits in the current quarter. As part of the April 2005 amendment to the loan agreement, the minimum tangible net worth requirement for March 2005 was waived by SVB. The Company was in compliance with its loan covenants for each of the three months in the second quarter.

At June 30, 2005, the Company had used $1.5 million of the SVB facility with $24,000 available for borrowing. The interest rate on the facility was 8.0% at June 30, 2005, computed as the SVB prime rate plus 2 percent. The loan is collateralized by substantially all of the assets of the U.S. Corporation and requires maintenance of a minimum level of tangible net worth. Other loan covenants include the need to maintain insurance on its property, monthly reporting to SVB, the need to obtain SVB approval for any extraordinary action and a limitation on the U.S. Corporation’s ability to transfer more than $600,000 to a subsidiary.

The Company collateralizes various credit card and bank guarantees (used for customs clearance purposes) with cash deposits at an international bank in the United Kingdom. This amounted to £100,000 ($180,000) at June 30, 2005.

(3)	Inventories

Inventories are stated at the lower of cost (determined on a first in, first out) or market. The company records provisions to write down its inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and its estimate market value based upon assumptions about future market demand and market conditions. If future demand or market conditions are less favorable than currently expected, additional inventory provision may be required. Inventories consisted of the following (in thousands):

	June 30, 2005	December 31, 2004
Raw materials	$607	$966
Work in process	105	162
Finished goods	196	300

Total inventory, net	$908	$1,428

(4)	Net Loss Per Share

The computation of basic and diluted net loss per share (“EPS”) for the three and six months ended June 30, 2005 and June 30, 2004 is determined by dividing net loss as reported as the numerator by the number of shares included in the denominator as shown in the following table (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Weighted average shares outstanding - basic	4,776	4,655	4,780	4,323

Dilutive shares - stock options	—	—	—	—
Dilutive shares - warrants	—	—	—	—

Weighted average shares outstanding - dilutive	4,776	4,655	4,780	4,323

Securities excluded from the computation of EPS because their effect on EPS was antidilutive, but could dilute basic EPS in future periods are as follows (in thousands):

	June 30, 2005	June 30, 2004
Options	860,556	824,108
Warrants	393,644	393,644

Total	1,254,200	1,217,752

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(5)	Stock Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Under APB No. 25, compensation expense is based on the difference, if any, between the fair value of our stock and the exercise price on the date of the grant.

The Company has adopted the pro forma disclosure provisions of Statement of Financial Accounting Standards (“SFAS”) No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure – An amendment of FASB No. 123” for the 1998 Stock Plan and Employee Stock Purchase Plan. The fair value of the stock options granted to employees is calculated using the Black-Scholes option pricing model as of the date of grant. Had compensation cost for our stock-based compensation plans been determined in a manner consistent with the fair value approach described in SFAS No. 123, our net loss and net loss per share as reported would have been changed to the pro forma amounts indicated below (in thousands, except per share data):

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Net loss as reported	$(436)	$(1,031)	$(947)	$(1,674)
Less: Stock-based employee compensation expense determined under fair-value method	(85)	(179)	(157)	(368)

Pro forma net loss	$(521)	$(1,210)	$(1,104)	$(2,042)

Net loss per share:
As reported basic and diluted per share	$(0.09)	$(0.22)	$(0.20)	$(0.39)

Pro forma basic and diluted per share	$(0.11)	$(0.26)	$(0.23)	$(0.47)

The fair value of each option is estimated on the date of grant using the fair value method with the following weighted average assumptions.

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Risk-free interest rate	3.53%	3.00%	3.53%	2.51%
Expected life (in years)	5	5	5	5
Dividend yield	—%	—%	—%	—%
Expected volatility	84%	74%	84%	75%

The above assumptions for the Employee Stock Purchase Plan were the expected life is six months, volatility of 86% and interest rate of 3.88%.

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 “Accounting for Stock-based Compensation” and Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction With Selling Goods and Services.”

(6)	Product Warranty

The Company generally offers warranties on its products against defects for a period of one year and records a liability for such product warranty obligations at the time of sale based upon our historical experience of warrantee claims made. The Company sells separately priced service contracts to provide additional service coverage on its systems when the warranty period expires. The related revenue on the service contracts is recognized on a straight-line basis over the life of the service contract, which is generally one year. Costs associated with services performed under the service contract obligation are expensed as incurred.

Changes in product warranty obligations for the six months ended are as follows (in thousands):

	June 30, 2005	June 30, 2004
Balances as of the beginning of the year	$101	$102
Add: accruals for warranties issued	110	33
Less: costs incurred under warranties issued	(78)	(42)

Balances as of the end of the quarter	$133	$93

(7)	Commitments and Contingencies

On July 8, 2004, the Company renewed its exclusive supply agreement with StemCell Technologies Inc. for the use of StemCell’s RosetteSep® reagent technology for the isolation of circulating tumor cells in the blood of cancer patients. The Company’s minimum purchase commitment for 2005 is $108,000. This amount was charged to expense in the first quarter of fiscal year 2005.

In September 2004, the Inland Revenue, the UK taxing authority, notified the Company that it disputed the valuation the Company applied to its Cytogenetics technology that the Company transferred from its UK subsidiary to its US parent entity a transaction which occurred in 2000, claiming that such valuation understated the fair value of the transferred assets. The Company originally valued the assets at £1.8 million ($3.5 million). The Inland Revenue has indicated that it believes the value of the assets should have been £4.0 million ($7.7 million), which would result in the Company owing tax of approximately £585,000 ($1.1 million). The Company plans to have further discussions with the Inland Revenue to support its original valuation of the transferred assets. The Company intends to vigorously defend its position and management believes that an estimate of an accrual is not probable or estimable at this time and therefore it has not accrued for any amount in respect of this matter.

(8)	Segment and Foreign Operations

The Company operates in one segment. The Company’s chief operating decision maker is considered to be the Company’s Chief Executive Officer (“CEO”). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The consolidated financial information is identical to the information presented in the accompanying consolidated statements of operations.

APPLIED IMAGING CORP. AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table presents net revenues by geographic region (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
Revenues
North America	$3,116	$2,780	$6,302	$4,842
International-Principally Europe	1,796	1,491	3,500	4,344

Total Revenues	$4,912	$4,271	$9,802	$9,186

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the registration fee.

SEC registration fee	$744.31
Legal fees and expenses	50,000.00
Accounting fees and expenses	15,000.00
Miscellaneous	24,255.69

Total	$90,000.00

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and other corporate agents in the terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1993. As amended, the Company’s Restated Certificate of Incorporation and its Bylaws provides for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law.

In addition, the Company also from time to time have entered into and may in the future enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections.

The Company also maintains insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against such person and expense incurred by such person in any capacity, subject to certain exclusions.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

In the three years prior to the filing of this registration statement, the registrant has issued the following unregistered securities:

On April 13, 2004, the Company completed a financing through the sale of 775,000 shares of common stock at a price of $5.48 per share, for gross proceeds of $4.25 million, and warrants to purchase up to 193,750 shares of common stock. The warrants have an exercise price of $6.80 per share.

The foregoing transactions did not involve any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes the transactions were exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof, as transactions by an issuer not involving a public offering. The recipients of securities in the transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description of Document
3.1	Certificate of Incorporation of Applied Imaging Corp. (incorporated by reference to Exhibit 3.1 of Applied Imaging’s Registration Statement on Form S-1, registration number 333-06703, as amended)

3.2	Bylaws of Applied Imaging Corp. (incorporated by reference to Exhibit 3.2 of Applied Imaging’s Annual Report on Form 10-K405 filed on March 31, 1998.)

3.3	Certificate of Amendment of the Certificate of Incorporation of Applied Imaging Corp. (incorporated by reference to Exhibit 3.3 of Applied Imaging’s Annual Report on Form 10-K, filed on March 25, 2002.)

4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 of Applied Imaging’s Registration Statement on Form S-1, registration number 333-06703, as amended, filed on September 16, 1996.)

4.2	Preferred Shares Rights Agreement dated as of May 29, 1998, between Registrant and Norwest Bank Minnesota, N.A. including the form of Rights Certificate, the Certificate of Designation and the summary of Rights attached thereto as Exhibits A, B, and C, respectively. (incorporated by reference to Exhibit 3 of Applied Imaging’s Registration Statement on Form 8-A dated June 5, 1998, registration number 000-21371)

4.3	Amendment to the Preferred Shares Rights Agreement dated as of February 7, 2002, between Registrant and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 2.2 of Applied Imaging’s Registration Statement on Form 8-A/A dated April 5, 2002, registration number 000-21371)

4.4	Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 of Applied Imaging’s Registration Statement on Form S-3 filed on January 25, 2001.)

4.5	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.2 of Applied Imaging’s Registration Statement on Form S-3 filed on March 27, 2002.)

4.6	Form of Warrant to Purchase Shares of Common Stock (incorporated by reference to Exhibit 4.4 of Applied Imaging’s Current Report on Form 8-K filed on April 14, 2004.)

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, regarding the legality of the securities being registered

10.1	Form of Indemnification Agreement, between Registrant and each of its directors and officers (incorporated by reference to Exhibit 10.1 of Applied Imaging’s Registration Statement on Form S-1, registration number 333-06703, as amended)

10.2	Development Agreement dated February 5, 1996 between EM Industries and Registrant (incorporated by reference to Exhibit 10.18 of Applied Imaging’s Registration Statement on Form S-1, registration number 333-06703, as amended)

10.3	Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of Applied Imaging’s Registration Statement on Form S-8 filed on April 30, 1997, as amended)

10.4	License Agreement dated October 24, 1997 between Cambridge University and Registrant (incorporated by reference to Exhibit 10.21 of Applied Imaging’s Annual Report on Form 10-K405 filed on March 31, 1998.)

10.5	1998 Incentive Stock Option Plan and form of Stock Option Agreement thereunder (incorporated by reference to Exhibit 4.1 of Applied Imaging’s Registration Statement on Form S-8 filed on June 26, 1998, registration number 333-57835, as amended)

10.6	Lease dated July 1998 between Bio Science Center and Applied Imaging International Ltd. (incorporated by reference to Exhibit 10.9 of Applied Imaging’s Annual Report on Form 10-K405 filed on March 31, 1999.)

10.7	Asset Purchase, License and Distribution Agreement between Registrant and Vysis, Inc. dated July 16, 1999 (incorporated by reference to Exhibit 2.1 of Applied Imaging’s Current Report on Form 8-K filed on July 30, 1999)

10.8	Loan and Security Agreement dated September 28, 2001 between Registrant and Silicon Valley Bank (incorporated by reference to Exhibit 10.36 of Applied Imaging’s Quarterly Report on Form 10-Q filed on November 13, 2001)

Exhibit Number	Description of Document
10.9	Amendment to Loan Documents dated September 28, 2001 between Registrant and Silicon Valley Bank (incorporated by reference to Exhibit 10.37 of Applied Imaging’s Quarterly Report on Form 10-Q filed on November 13, 2001)

10.10	Intellectual Property Mortgage and Security Agreement dated September 28, 2001 between Registrant and Silicon Valley Bank (incorporated by reference to Exhibit 10.38 of Applied Imaging’s Annual Report on Form 10-K filed on March 25, 2002.)

10.11	Employment Letter Agreement dated October 19, 2001 between Registrant and Carl Hull (incorporated by reference to Exhibit 10.39 of Applied Imaging’s Annual Report on Form 10-K filed on March 25, 2002.)

10.12	Employment Letter Agreement dated October 19, 2001 between Registrant and Jack Goldstein (incorporated by reference to Exhibit 10.40 of Applied Imaging’s Annual Report on Form 10-K filed on March 25, 2002.)

10.13	Form of Employment Letter Agreement dated October 19, 2001 between Registrant and its Vice Presidents (incorporated by reference to Exhibit 10.41 of Applied Imaging’s Annual Report on Form 10-K filed on March 25, 2002)

10.14	Retention Incentive Program as amended on February 13, 2002 (incorporated by reference to Exhibit 10.46 of Applied Imaging’s Quarterly Report on Form 10-Q filed on May 14, 2003)

10.15	Employment Letter Agreement dated October 10, 2003 between Registrant and Robin Stracey (incorporated by reference to Exhibit 10.48 of Applied Imaging’s Annual Report on Form 10-K filed on April 5, 2004)

10.16	Stand-Alone Stock Option Agreement dated November 17, 2003 between Registrant and Robin Stracey (incorporated by reference to Exhibit 10.49 of Applied Imaging’s Annual Report on Form 10-K filed on April 5, 2004)

10.17	Lease dated January 27, 2004 between Registrant and DMV SUB 4, LLC (incorporated by reference to Exhibit 10.52 of Applied Imaging’s Annual Report on Form 10-K filed on April 5, 2004)

10.18	Severance Agreement and Release by and between Carl Hull and Registrant dated December 31, 2004 (incorporated by reference to Exhibit 99.1 of Applied Imaging’s Current Report on Form 8-K filed on January 4, 2005)

10.19	Employment Letter and Employment Agreement With Mr. Robin Stracey and Registrant effective January 1, 2005 (incorporated by reference to Exhibit 10.1 of Applied Imaging’s Current Report on Form 8-K filed on March 30, 2005)

10.20	Employment Agreement With Mr. Terry. Griffin and Registrant effective March 1, 2005 (incorporated by reference to Exhibit 10.2 of Applied Imaging’s Current Report on Form 8-K filed on March 30, 2005)

10.21	2005 Management Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 of Applied Imaging’s Current Report on Form 8-K filed on March 30, 2005)

10.22	Securities Purchase Agreement, dated as of April 13, 2004 (incorporated by reference to Applied Imaging’s Current Report on Form 8-K dated April 14, 2004)

14.1	Code of Business Ethics (incorporated by reference to Exhibit 14.1 of Applied Imaging’s Annual Report on Form 10-K filed on April 5, 2004)

21.1†	List of subsidiaries of Applied Imaging Corp.

23.1†	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

24.1	Power of Attorney (See Page II-6)

†	Filed herewith.
*	Previously filed.

(b) 1. Consolidated Financial Statements

The following Financial Statements of Applied Imaging Corp. and Report of PricewaterhouseCoopers LLP have been provided in this Registration Statement.

2. Financial Statement Schedule

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

(in thousands)

	Balance at Beginning of Year	Charged to Costs and Expenses	Write-offs Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts
Year ended December 31, 2004	$80	$32	$—	$112
Year ended December 31, 2003	$306	$(68)	$(158)	$80
Year ended December 31, 2002	$390	$(84)	$—	$306
Provision for excess and obsolete inventory
Year ended December 31, 2004	$654	$139	$(19)	$774
Year ended December 31, 2003	$819	$48	$(213)	$654
Year ended December 31, 2002	$874	$68	$(123)	$819
Deferred income tax asset valuation allowance
Year ended December 31, 2004	$16,927	$694	$—	$17,621
Year ended December 31, 2003	$15,414	$1,513	$—	$16,927
Year ended December 31, 2002	$14,838	$576	$—	$15,414

No other financial statement schedules are provided because the information called for is not required or is shown either in the registrant’s Consolidated Financial Statements or the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on this 15th day of August, 2005.

APPLIED IMAGING CORP.

By:	/s/ ROBIN STRACEY
Robin Stracey
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robin Stracey and Terence Griffin, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ ROBIN STRACEY Robin Stracey	Chief Executive Officer and President	August 15, 2005

/s/ TERENCE GRIFFIN Terence Griffin	Chief Financial Officer	August 15, 2005

/s/ CARL HULL Carl Hull	Director	August 15, 2005

/s/ JOHN F. BLAKEMORE, JR. John F. Blakemore, Jr.	Director	August 15, 2005

/s/ JACK GOLDSTEIN Jack Goldstein	Director	August 15, 2005

/s/ ANDRE MARION Andre Marion	Director	August 15, 2005

/s/ G. KIRK RAAB G. Kirk Raab	Director and Chairman of the Board	August 15, 2005

/s/ PABLO VALENZUELA Pablo Valenzuela	Director	August 15, 2005